5/17


07023635

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Glorious Sun Enterprises

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2007
B
THOMSON FINANCIAL

FILE NO. 82- 04581 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/18/07

082-04581



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code:393)

AR/S
12-31-06

Annual Report 2006


JEANSWEST
真維斯

OUR CORE BUSINESS

Retail, export and manufacture of casual wear apparel

OUR VISION

To become a market leader in casual wear apparel retailing
and
to be one of the best casual wear apparel suppliers

OUR MISSION

Focused on our customers, we endeavour to provide quality products and services with added value. We strive after:

- customer satisfaction;
- staff development;
- reasonable equity return; and
- growth with our business partners, so as to benefit our community.


CONTENTS

Corporate Information	2
Notice of Annual General Meeting	3
Chairman's Statement	9
Financial Highlights	18
Operation Highlights	21
Corporate Governance Report	23
Report of the Directors	30
Independent Auditors' Report	43
Consolidated Income Statement	45
Consolidated Balance Sheet	46
Consolidated Summary Statement of Changes in Equity	48
Consolidated Cash Flow Statement	49
Balance Sheet	52
Notes to Financial Statements	53
Financial Summary	135

DIRECTORS

Executive

Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie
Mr. Teo Heng Kee, Peter

Independent non-executive

Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive

Dr. Lam Lee G.

COMPANY SECRETARY

Mr. Mui Sau Keung, Isaac

AUTHORISED REPRESENTATIVES

Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP

LEGAL ADVISERS

Hong Kong

Johnson Stokes & Master

Bermuda

Conyers, Dill & Pearman

AUDITORS

Ernst & Young
Certified Public Accountants

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

The Bank of Bermuda Limited
6 Front Street
Hamilton, HM11
Bermuda

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor – West
New York, NY 10286
U.S.A.

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank
Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
CALYON
Citibank, N.A.

WEBSITE

http://www.glorisun.com

STOCK CODE

393

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Beijing Suite I, 3/F., Prince Hotel, Harbour City, 23 Canton Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 22 June 2007 at 2:00 p.m. for the following purposes:

(1) To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 December 2006.

(2) To declare the final dividend for the year ended 31 December 2006.

(3) To declare the special dividend for the year ended 31 December 2006.

(4) To elect directors and to authorise the board of directors to fix the remuneration of directors.

(5) To appoint auditors and to authorise the board of directors to fix their remuneration.

(6) As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(A) "**THAT**:

(I) subject to sub-paragraph (III) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(II) the approval in sub-paragraph (I) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(III) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (I) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

(IV) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) "**THAT**:

(I) subject to sub-paragraph (II) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

(II) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (I) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(III) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (I) of the resolution set out as resolution (6)(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (III) of such resolution."

(7) To transact any other ordinary business of the Company.

By Order of the Board

Mui Sau Keung, Isaac
Company Secretary

Hong Kong, 30 April 2007

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final and special dividends and the identity of members who are entitled to attend and vote at the meeting from Monday, 18 June 2007 to Friday, 22 June 2007, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final and special dividends, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Friday, 15 June 2007.

4. In relation to agenda item No. (4) in the Notice regarding election of directors, Ms. Cheung Wai Yee, Mr. Lau Hon Chuen, Ambrose, GBS, JP, Mr. Chung Shui Ming, Timpson, GBS, JP and Dr. Lam Lee G. will retire by rotation at the forthcoming annual general meeting of the Company pursuant to bye-law 110(A) of the Company's Bye-laws and, being eligible, offer themselves for re-election.

5. The biographical details and length of service with the Company of all the directors who stand for re-election at the forthcoming annual general meeting are set out in the "Directors' and senior management's biographies" section in this annual report.

6. The amount of emoluments paid for the year ended 31 December 2006 to each of the directors who stand for re-election at the forthcoming annual general meeting is set out in note 8 to the financial statements in this annual report and the basis of determining such emoluments is set out in the "Emolument Policy" section in this annual report.

7. Other biographical details of each of the directors who stand for re-election at the forthcoming annual general meeting are set out below to enable shareholders to make an informed decision on their re-elections. Save for the information set out in this paragraph 7 and in paragraphs 4 to 6 above, there is no information to be disclosed pursuant to any requirements of the provisions under paragraph 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there other matters that need to be brought to the attention of shareholders in respect of the directors who stand for re-election at the forthcoming annual general meeting.

 7.1 Ms. Cheung Wai Yee, aged 55, is an executive director of the Company, the spouse of Mr. Yeung Chun Fan. As at 23 April 2007, being the latest practicable date prior to the printing of the Notice (the "latest practicable date"), Ms. Cheung Wai Yee holds 6,730,000 shares and is deemed to hold 534,268,000 shares of the Company (being 398,988,000 shares (of which interests in 6,600,000 shares are short position) are held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which is held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan, the spouse of Ms. Cheung Wai Yee), 133,540,000 shares are held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which is held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan, the spouse of Ms. Cheung Wai Yee) and 1,740,000 shares are held by G. S. Strategic Investment Limited (the entire issued voting share capital of which is held as to 50% by each of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan, the spouse of Ms. Cheung Wai Yee) within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO").

 7.2 Mr. Lau Hon Chuen, GBS, JP, alias Ambrose Lau, aged 59, is an independent non-executive director of the Company. Mr. Lau is a director of Beijing Enterprises Holdings Limited, Guangzhou Investment Company Limited, GZI Transport Limited, Qin Jia Yuan Media Services Company Limited, The Hong Kong Parkview Group Limited and Wing Hang Bank, Limited. Mr. Lau's interest in the shares of the Company within the meaning of Part XV of the SFO is set out in the "Directors' interests and short positions in securities" section in this annual report and remains unchanged as at the latest practicable date.

 7.3 Mr. Chung Shui Ming, Timpson, GBS, JP, aged 55, is an independent non-executive director of the Company. Mr. Chung is a director of Hantec Investment Holdings Limited, Tai Shing International (Holdings) Limited, China Netcom Group Corporation (Hong Kong) Limited, Miramar Hotel and Investment Company, Limited and Nine Dragons Paper (Holdings) Limited. In the past three years, Mr. Chung was a director of Shimao International Holdings Limited (formerly Shimao China Holdings Limited) and International Financial Network Holdings Ltd. (formerly Stockmartnet Holdings Ltd.). He does not have any interest in the shares of the Company.

7.4 Dr. Lam Lee G., aged 47, is a non-executive director of the Company. He is also a director of True Corporation Public Company Limited, Rowsley Ltd., Hutchison Harbour Ring Limited, Capital Strategic Investment Limited, Mingyuan Medicare Development Company Limited, Vongroup Limited, Far East Holdings International Limited, Finet Group Limited, Pearl Oriental Innovation Limited, SW Kingsway Capital Holdings Limited, Mei Ah Entertainment Group Ltd., Telecard Limited, China.com Inc. and China Cyber Port (International) Company Limited. In the past three years, Dr. Lam was a director of Chia Tai Enterprises International Limited, Hutchison Global Communications Holdings Limited (delisted on 18 July 2005), Asia Telemedia Limited and GFT Holdings Limited (formerly Capital Prosper Limited).

Dr. Lam was a non-executive director of a Singapore incorporated private company with limited liability, Pandora Interactive Studio Pte. Ltd. ("Pandora") between 1 August 2001 and 21 December 2001, and a director of a Hong Kong incorporated private company with limited liability, i-STT Hong Kong Limited ("i-STT") between 15 December 1999 and 27 October 2004. Pandora was involved in digital animation support services and i-STT was involved in Internet related services. Pandora was voluntarily wound up by its shareholders on 14 June 2002 and is almost completed (the remaining step being finalizing the tax clearance, paying out the final dividends and closing the accounts for the company), the amount involved being about S$1.25 million. i-STT was in creditors' voluntary liquidation on 12 September 2001 and was subsequently completed, the amount involved being about HK$100 million.

Dr. Lam does not have any interest in shares of the Company.

8. Pursuant to the Company's Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferred a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.



GROUP RESULTS

In 2006, underpinned by the improving global economic settings, the markets in which the Group have been principally operating were buoyant. The Group had achieved double-digit sales growth with exports increased by nearly 10% year-on-year for the year ended 31 December 2006 (the "Period"). "Jeanswest", the Group's flagship brand name retail stores, enjoyed stronger brand name recognition and popularity. It was evidenced by the fact that "Jeanswest" was selected as the "Leading Brand Name in China's Garment Industry 2006" in the category of casual apparel by Social Survey Institute of China in an extensive survey conducted by a group of experts organized by various Chinese authorities, covering 287 domestic and overseas brand names. Meanwhile, "Jeanswest" was also recognized as a "Well-known Brand Name" by the relevant Chinese authorities. The retail markets in Australia and New Zealand have been stable and performance of Jeanswest Australia in the second half of the Period managed to outperform the first half of the same Period, resulting in consistent growth in sales when compared with that recorded in the corresponding period in the previous year with improvement in gross profit margin. In 2006, the Group had acquired the entire equity interests in Jeanswest New Zealand, of which performance after the acquisition has been in line with the Management's expectation. In the fourth quarter of 2006, the Group also commenced its retail operations in the Middle East through various franchised arrangements. Initial responses were encouraging.

Quiksilver Glorious Sun saw solid growth during the Period while brand name of Quiksilver in the Mainland has been growing popular continually. The Management believes that further efforts are required to raise the business performance of GSit. As a result of rapid expansion of the retail networks during the Period, GSit's suffered heavier operating losses when compared with the previous year. The Group had set targets aiming to boost both sales and profit for the GSit's Management to meet. Overall speaking, the performance of the Group's retail operation has been good, which is an indication of initial success for the Group's strategic decision in elevating retail activities as the Group's core business.



During the Period, the Management had closed down the manufacturing facilities in the Philippines and Indonesia, which saw less competitive in the market. Albeit such closing down, the Group managed to maintain the required production capacity, with improvement in the competitiveness as well. As a result, the Group's sales from its exports business recorded a growth of nearly 10%, compared with the previous year.

For the Period, the Group's overall financial position was solid with inventory staying at healthy levels. As at 31 December 2006, the Group had consolidated net cash of HK$716,439,000 (2005: HK$1,030,790,000). For the financial year ended 31 December 2006, the Group recorded sales of HK$4,397,359,000 (2005: HK$3,802,398,000) and the net profit attributable to the shareholders amounted to HK$271,582,000 (2005: HK$242,809,000), representing an increase of 15.65% and 11.85% respectively.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK12.24 cents (2005: HK10.90 cents) per share and a special dividend of HK10.00 cents (2005: HK10.00 cents) per share for the year ended 31 December 2006 at the forthcoming annual general meeting to be held on Friday, 22 June 2007. The final dividend together with the special dividend amounting to HK$234,601,000, if approved by the shareholders, are expected to be paid on or around Friday, 29 June 2007 to those shareholders whose names appear on the register of members of the Company on Friday, 22 June 2007.

REVIEW OF BUSINESSES

Retailing

During the Period, the Group's retail operations continued to perform well. Despite stiff competition and rising rents, Jeanswest China managed to register double-digit sales growth in the Mainland. Inventory turnover days were 51 days (2005: 54 days). As at the end of 2006, the Group's retail network included 1,804 retail stores (2005: 1,507), of which 777 (2005: 628) stores were operated under franchised arrangements. New stores in Dubai, New Zealand and Macau were added to the Group's network of retail stores. For the financial year ended 31 December 2006, the Group recorded gross revenue of HK$2,918,766,000 (2005: HK$2,492,489,000) from the markets of China, Australia and New Zealand, up 17.10% year-

on-year. Revenue from the Group's retail operations further increased from 65.55% of the Group's consolidated sales in 2005 to 66.38% in 2006.



1. The PRC

i. Jeanswest

The Group has been operating in the China's retail market principally under the brand name of Jeanswest. The Chinese retail market was robust during the Period. However, the market has been growing more competitive with new brand names added to the market every month. Upward pressure on operating costs, especially the rental expenses, during the Period also intensified. Meanwhile, the abnormal weather condition in the Mainland had brought in a warmer winter than expected and had caused some complications in our operation. Attributed to the prudent strategies adopted by the Management, Jeanswest managed to gain larger market shares in the Mainland. During the Period, the Group had teamed up with Anhui Cable TV Station to produce and host the TV show "Jeanswest Super New Talents Competition", which was broadcasted nationwide, in addition to hosting the annual Jeanswest Cup – a nationwide casual wear design competition. The events had further boosted the brand image of Jeanswest in the PRC. Additional efforts on marketing and promoting the Jeanswest brand name were also made, driving up the Group's sales from this operation to HK$2,050,979,000 (2005: HK$1,716,268,000), representing a year-on-year growth of 19.50%.

As at 31 December 2006, Jeanswest operated a total of 1,374 (2005: 1,162) retail stores in the Mainland, in which 717 (2005: 567) were operated under franchised arrangements, covering more than 250 cities and towns in China.

ii. Quiksilver Glorious Sun

Business development of Quiksilver Glorious Sun has been good. Sales grew by more than 50% when compared with the corresponding period in the previous year with number of its retail stores increased from 2005's 15 stores to 23 stores, of which 2 are operated under franchised arrangement. Market coverage has also expanded from Hong Kong and Shanghai to Shenzhen, Beijing and Macau. Through a series of promotion and marketing activities, brand name recognitions for Quiksilver and Roxy in the Mainland have been further boosted.

iii. GSit

During the Period, both the retail footage occupied by the GSit operations and sales recorded impressive growth of more than 60%. The business activities originally operated under the "Kenzo" brand name in the Mainland have been intergraded into GSit. Nevertheless, the rapid expansion programme engaged by this operation in 2006 had fuelled rapid increase in expenses, resulting in heavier operating losses. GSit's operations in Taiwan had also been negatively affected by the poor market condition there. In view of the disappointing performance, the Group has instructed the GSit Management to take remedial actions to improve the performance. The Group had also made appropriate financial provisions against the losses.

2. Australia and New Zealand



During the Period, economic conditions in Australia were mixed. Hike in commodity prices had benefited the overall economy while unemployment rate dropped to the lowest level in 30 years. On the contrary, interest rate on Australian dollar continued to appreciate, undermining retail sentiment. Fortunately, brand name recognition for Jeanswest was good and the trendy designs managed to draw favourable market responses. As a result, this operation managed to maintain growth in sales with improvement in profit margin throughout the year in a sluggish market. During the Period, the Group had acquired the entire Jeanswest operation in New Zealand, of which business operation was generally in line with the Management's expectation.

The total retail sales in Australia and New Zealand for the year ended 31 December 2006 was HK$867,787,000 (2005: HK$776,221,000) representing an increase of 11.80% when compared with last year. As at 31 December 2006, the retail networks in Australia and New Zealand comprised 220 shops (2005: 190 shops) including 6 franchised ones (2005: 6 shops).

Export

The US retail market in 2006 was good, helping the Group sustain stable average unit price for its exports. Nevertheless, the Group saw the production cost rise. As planned, the Management had closed down the Group's production facilities in the Philippines and Indonesia, which commanded lesser competitive advantages. Through a series of consolidations and restructures, the Group's production capacity remains adequate with improvement in competitiveness.

For the financial year ended 31 December 2006, the Group witnessed a 9.23% year-on-year increase in exports to HK$1,254,136,000 (2005: HK$1,148,110,000), equivalent to 28.52% of the Group's consolidated sales (2005: 30.19%).

Other Businesses

Trading of fabric remained as the principal activities of the Group's other businesses. For the Period, the activities in this category generated gross revenue of HK$224,457,000 (2005: HK$161,799,000), increased by 38.73% on yearly basis.

FINANCIAL POSITION

The Group's financial position has grown healthier. As mentioned earlier, the Group's inventory level had improved. In 2006, the Group had entered into foreign currency forward contracts to hedge its exposure to exchange risks in respect of the Australian dollars.

HUMAN RESOURCES

As at 31 December 2006, the Group employed about 31,000 employees (2005: 31,000). The Group offers competitive remuneration packages to them. In addition, from time to time bonus and share options may be granted based on the Group's results and individual performance.

SOCIAL RESPONSIBILITY

The Group is a firm believer that a business organization should take up social responsibility while pursuing profit enhancement. Hence, when manufacturing, the Group has been adhering to the regulations on environmental protection, and making the best efforts to reduce the production of wastage water and to minimize the exhaustion of polluted air. The Group also actively participated in social welfare services. Amongst the examples are the fund-raising exercise for The Children Medical Research Institute in Australia, sponsoring the activities of the Sowers Action Hong Kong and that of the Fire Services Department Volunteer Team in Hong Kong. The Management together with its staff members also made donations to support the development of the minority peoples in the less populated areas in China, to the Hong Kong Polytechnic University, to the Jinan University in China and participated in the "against poverty" project in Jinzhou in China. During the year, the Group's major shareholders as well as the Management made personal donations to the Hong Kong AIDS Foundation to help prevent the spreading of AIDS. Against this backdrop, a member of the Management was proudly honoured as a "pioneer in making donations to the charitable businesses in the areas of Guangdong, Hong Kong and Macau" and an "ambassador of China's public welfare".

PROSPECTS

Looking forward, in spite of the possibility that growth of the US economy may decelerate in view of the problems associated with the subprime mortgage loans, the Group anticipates that the Mainland retail market will continue to improve in 2007 on persistent economic growth in China and the government's policies to pursue a consumption-driven economic growth. The

general Australian economy is also expected to remain stable. Hereupon, the Management will continue to take an aggressive stance when expanding its retail network with emphasis on the Mainland market. Jeanswest's principal activities in China in the coming year will be on the upgrade of brand image, product design and quality, in order to bring "real value" to consumers. To consolidate the leading status currently enjoyed by Jeanswest in China, the Group will set up more image stores and flagship stores in the prime shopping areas.



As for the markets in Australia and New Zealand, to capture larger market share through the introduction of more trendy designs and provision of better quality products, the Group will focus on the product development of the jeans wear series under the brand name of Alba Fan Club and the denim jeans series under the brand name of Jeanswest in addition to the emphasis on the promotion of the Jeanswest image. Furthermore, the Group has also planned to expand its Jeanswest network of retail stores to the South East Asian markets under separate franchising arrangements to complement its strategy of operating more franchised stores in the Middle East.

In 2007, Quiksilver Glorious Sun will accelerate its development pace. Other than increasing the investment in the promotion of brand name, the Group will negotiate to produce more Quiksilver products in China with the expectation to improve its gross profit margins and to achieve breakeven. The Group will continue to focus on the upgrade of competitiveness and on cost control in the businesses of exports and manufacturing while a new factory is scheduled to be built in Vietnam.

Barring unforeseen circumstances, the Management has confidence that the Group will continue to bring reasonable returns to its shareholders in 2007.

APPRECIATION

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to the shareholders for their support, and to the Management and staff for their dedicated efforts.

Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 11 April 2007


JEANSWEST
眞維斯

Retail Networks In China

Total no. of shops :		
	Mainland China	1,544
	The HKSAR	13
	Taiwan	27
	Total	1,584


Heilongjiang
Jilin
Liaoning
Beijing
Hebei
Tianjin
Inner Mongolia
Xinjiang
Gansu
Shanxi
Shandong
Henan
Jiangsu
Ningxia
Shanghai
Shaanxi
Hubei
Anhui
Tibet
Zhejiang
Sichuan
Chongqing
Hunan
Jiangxi
Fujian
Guizhou
Taiwan
Yunnan
Guangxi
Guangdong
Hong Kong
Hainan

Retail Network In Australia And New Zealand

Total no. of shops : 220



Northern Territory
Queensland
South Australia
Western Australia
New South Wales
Victoria
New Zealand
Tasmania

	12 months ended				9 months ended
	31.12.2006	31.12.2005	31.12.2004	31.12.2003	31.12.2002
Revenue (HK$'000)	**4,397,359**	3,802,398	3,583,751	3,310,309	2,436,567
Increase in revenue in percentage	**15.65%**	6.10%	8.26%	N/A	N/A
Revenue analysis:					
1. Retail					
a. Mainland China	**2,050,979**	1,716,268	1,477,645	1,251,322	840,610
b. Australia & New Zealand	**867,787**	776,221	800,014	585,124	412,088
2. Export	**1,254,136**	1,148,110	1,144,528	1,266,510	981,686
3. Others	**224,457**	161,799	161,564	207,353	202,183
Operating margin (after finance costs) (%)	**8.24%**	8.57%	9.52%	9.62%	8.92%
Profit attributable to equity holders of the Company (HK$'000)	**271,582**	242,809	219,193	164,844	128,694
Increase in profit attributable to equity holders of the Company in percentage	**11.85%**	10.77%	32.97%	N/A	N/A
Equity attributable to equity holders of the Company	**1,723,002**	1,663,138	1,470,253	1,342,398	1,250,604
Working capital (HK$'000)	**819,758**	936,572	939,877	948,632	905,684
Total liabilities to equity ratio	**1.07**	0.96	0.96	1.00	0.93
Net cash/(bank borrowings) to equity ratio	**0.42**	0.62	0.76	0.69	0.53
Current ratio	**1.45**	1.59	1.68	1.74	1.83
Inventory turnover (days)	**51**	54	57	56	59
Return on total assets (%)	**7.32%**	7.12%	7.24%	5.73%	5.00%
Return on equity (%)	**15.76%**	14.60%	14.91%	12.28%	10.29%
Return on sales (%)	**6.18%**	6.39%	6.12%	4.98%	5.28%
Earnings per share (HK cents)					
Basic	**25.79**	23.80	21.91	16.47	12.86
Diluted	**25.60**	23.35	21.59	16.37	N/A
Dividend per share (HK cents)	**25.44**	23.80	13.20	10.20	10.20

OPERATING MARGIN (AFTER FINANCE COSTS)


0
2
4
6
8
10

BASIC EARNINGS PER SHARE AND DIVIDEND PER SHARE


31.12.2006
31.12.2005
31.12.2004
31.12.2003
31.12.2002
HK Cents
0
5
10
15
20
25
30

Dividend per share

Basic earnings per share

OPERATING PROFIT AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY


31.12.2006
31.12.2005
31.12.2004
31.12.2003
31.12.2002
HK$ Million
0
50
100
150
200
250
300
350
400

Profit attributable to equity holders of the Company

Operating profit (after finance costs)

WORKING CAPITAL AND EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY


31.12.2006
31.12.2005
31.12.2004
31.12.2003
31.12.2002
HK$ Million
0
500
1000
1500
2000

Equity attributable to equity holders of the Company

Working capital

REVENUE (HK$ Million)


31.12.2006
31.12.2005
31.12.2004
31.12.2003
31.12.2002
HK$ Million 0
1,000
2,000
3,000
4,000
5,000

REVENUE BY GEOGRAPHICAL LOCATIONS

(HK$ Million)


Australia & New Zealand 875.7
Mainland China 2,087.2
Canada 155.2
Other 109.3
Hong Kong 130.9
USA 1,039.1

TURNOVER BY ACTIVITIES (HK$ Million)



31-12-2006

Export	1,254.1
Retail - Mainland china	2,051.0
Retail - Australla & New Zealand	867.8
Others	224.5



31-12-2005



Export	1,148.1
Retail - Mainland china	1,716.3
Retail - Australla & New Zealand	776.2
Others	161.8



31-12-2004



Export	1,144.5
Retail - Mainland china	1,477.7
Retail - Australla & New Zealand	800.0
Others	161.6



31-12-2003

Export	1,266.5
Retail - Mainland china	1,251.3
Retail - Australla & New Zealand	585.1
Others	207.4



31-12-2002



Export	981.7
Retail - Mainland china	840.6
Retail - Australla & New Zealand	412.1
Others	202.2

Year ended 31 December 2006

RETAIL OPERATION HIGHLIGHTS

	12 months ended				9 months ended
	31.12.2006	31.12.2005	31.12.2004	31.12.2003	31.12.2002
Net sales for the Year/period (HK$'000)	**2,918,766**	2,492,489	2,277,659	1,836,446	1,252,698
Mainland China	**2,050,979**	1,716,268	1,477,645	1,251,322	840,610
Australia & New Zealand	**867,787**	776,221	800,014	585,124	412,088
Retail floor area of directly Managed shops (sq.ft.)	**967,358**	826,783	729,153	652,448	639,919
Mainland China	**715,278**	615,065	522,709	456,067	452,895
Australia & New Zealand	**252,080**	211,718	206,444	196,381	187,024
Number of sales persons	**7,708**	6,800	6,440	5,806	5,098
Mainland China	**6,219**	5,527	5,167	4,647	4,036
Australia & New Zealand	**1,489**	1,273	1,273	1,159	1,062
Number of employees	**9,188**	8,187	7,819	7,084	6,212
Mainland China	**7,576**	6,794	6,417	5,795	5,032
Australia & New Zealand	**1,612**	1,393	1,402	1,289	1,180
Number of directly managed shops	**871**	779	744	687	648
Mainland China	**657**	595	565	510	481
Australia & New Zealand	**214**	184	179	177	167
Number of franchised shops	**723**	573	423	269	158
Mainland China	**717**	567	417	263	152
Australia & New Zealand	**6**	6	6	6	6
Total number of retail shops	**1,594**	1,352	1,167	956	806
Mainland China	**1,374**	1,162	982	773	633
Australia & New Zealand	**220**	190	185	183	173

The above highlights are related to "Jeanswest" networks only.

Year ended 31 December 2006

GARMENT MANUFACTURING HIGHLIGHTS

	12 months ended				9 months ended
	31.12.2006	31.12.2005	31.12.2004	31.12.2003	31.12.2002
Sales for the year/period (including sales to retail operation) (HK$'000)	**1,752,342**	1,619,295	1,709,528	1,797,968	1,395,792
Monthly capacity at year/period ended (dozens)	**365,000**	409,000	437,000	431,000	377,000
Production floor area (sq.ft.)	**2,174,000**	2,279,000	2,172,000	2,161,000	2,053,000
Number of workers	**17,800**	21,600	22,200	23,500	21,700
Percentage of sales to:					
Group	**27.68%**	32.94%	32.12%	26.04%	24.80%
Third parties	**72.32%**	67.06%	67.88%	73.96%	75.20%
USA	**59.30%**	54.04%	55.79%	57.79%	60.69%
Canada	**8.85%**	4.56%	4.89%	4.35%	3.46%
Others	**4.17%**	8.46%	7.20%	11.82%	11.05%

CORPORATE GOVERNANCE PRACTICE

The Company is committed to maintaining a high standard of corporate governance and has applied the principles of the Code Provisions as set out in the Code on Corporate Governance Practices (the "CG Code") in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which became effective 1 January 2005.

Throughout the year ended 31 December 2006 (the "year under review"), the Company has complied with the Code Provisions set out in the CG Code, except for the deviation from provision A.4.2 in respect of the rotation of directors. Explanations for such non-compliance are provided in this report.

BOARD OF DIRECTORS

The Board's primary responsibilities are to formulate the Company's long-term corporate strategy, to oversee the management of the Group, to evaluate the performance of the Group and to assess the achievement of targets periodically set by the Board.

In addition, the Board has also established Board Committees and has delegated to these Board Committees various responsibilities set out in their terms of reference respectively.

The Board comprises twelve Directors, whose biographical details are set out in the "Directors' and Senior Management's Biographies" section in the Report of the Directors. Eight of the Directors are executive, three are independent non-executive and one is non-executive.

The members of the Board for the year under review are:

Executive
Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie
Mr. Teo Heng Kee, Peter

Independent non-executive
Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive
Dr. Lam Lee G.

The relationship among the members of the Board is disclosed under the "Directors' and Senior Management's Biographies" section in the Report of the Directors.

THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

The roles of Chairman and Chief Executive Officer are separate and are performed by Dr. Charles Yeung, SBS, JP and the General Manager of the Group, Mr. Yeung Chun Fan, respectively. Their respective responsibilities are clearly defined and are set out in writing. Mr. Yeung Chun Fan is also the Vice-chairman of the Board.

The Chairman takes the lead in formulating and setting Group strategies and policies in conjunction with the Board; oversees the function of the Board and encourages and facilitates constructive relations between executive and non-executive Directors.

The General Manager, supported by other Board members and the senior management, is responsible for overseeing the Group's business operation, implementing the strategies laid down by the Board and managing day-to-day operation.

INDEPENDENCE

Each independent non-executive Director has given the Company an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers such Directors to be independent under the guidelines set out in Rule 3.13 of the Listing Rules.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

The Company has not established a nomination committee pursuant to the Recommended Best Practices of the CG Code. The Board is responsible for reviewing its own structure, size and composition regularly to ensure that it has a balance of expertise, skills, knowledge and experience appropriate to the needs of the business of the Company. The Board will take into consideration criteria such as expertise, experience, integrity and commitment when considering any appointment of its own members.

During the year under review, no new member has been appointed to the Board.

The Board recommended the appointment of the Directors standing for re-election at the forthcoming annual general meeting of the Company which is to be held on 22 June 2007.

All the non-executive Director and independent non-executive Directors are appointed for a specific term of two years and are required to retire and eligible for re-election at the annual general meeting of the Company in the year of expiry of the term.

Under the provision A.4.2 of the CG Code, every director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years. However, in accordance with the Bye-laws of the Company, Dr. Charles Yeung, SBS, JP, the Chairman of the Board, shall not be subject to retirement by rotation. The Board considers that due to the fact that Dr. Charles Yeung, SBS, JP is the founder of the Group, he is eligible for being the Chairman of the Board during his lifetime and he need not be subject to retirement by rotation.

MEETINGS AND ATTENDANCE

The Board met on five occasions during the year under review. The attendance of individual Directors at the Board meetings and the two Board Committees (the Audit Committee and the Remuneration Committee) meetings is set out in the table below:

	Meetings Attended/Held		
Directors	Board	Audit Committee	Remuneration Committee
Executive			
Dr. Charles Yeung, SBS, JP	4/5*		
Mr. Yeung Chun Fan	4/5*		
Mr. Yeung Chun Ho	4/5*		
Mr. Pau Sze Kee, Jackson	5/5		
Mr. Hui Chung Shing, Herman, JP	5/5		
Ms. Cheung Wai Yee	4/5*		
Mr. Chan Wing Kan, Archie	5/5		
Mr. Teo Heng Kee, Peter	5/5		
Independent non-executive			
Mr. Wong Man Kong, Peter, BBS, JP	4/5	2/2	1/1
Mr. Lau Hon Chuen, Ambrose, GBS, JP	4/5	2/2	
Mr. Chung Shui Ming, Timpson, GBS, JP	4/5	2/2	1/1
Non-executive			
Dr. Lam Lee G.	5/5	2/2	

* *these Directors were absent from a Board meeting at which a connected transaction was discussed. The Directors absent were defined as connected persons under the Listing Rules in respect of the connected transaction.*

BOARD COMMITTEES

The Board has established Audit Committee and Remuneration Committee in accordance with the CG Code to oversee particular aspects of the Company's affairs. All or a majority of the members of the Committees are independent non-executive Directors. The Board Committees have clear written terms of reference and have to report to the Board on their decisions and recommendations.

The Audit Committee

The Audit Committee has been established since 1998. Currently it comprises three independent non-executive Directors, namely Mr. Lau Hon Chuen, Ambrose, GBS, JP (Committee Chairman), Mr. Wong Man Kong, Peter, BBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP, and the non-executive Director, Dr. Lam Lee G. Written terms of reference of the Audit Committee were formulated and adopted in 1998 and subsequently amended in 2005 in order to comply with the Code Provisions of the CG Code.

The main responsibilities of the Audit Committee are to review the accounting principles and practices adopted by the Group and to review the effectiveness of the financial reporting process and internal control system of the Group.

The Audit Committee held two meetings during the year under review. The work of the Audit Committee in 2006 included the following:

- review of the 2005 annual results announcement and financial statements
- review of the 2006 interim results announcement
- review of the internal audit reports, risk assessment and risk management report, all prepared by the internal audit department of the Company
- review of connected transactions for the year 2005 and for the six months ended 30 June 2006
- approval of the terms of engagement and the remuneration of external auditors

During the year under review, the Audit Committee met with the external auditors once.

The Remuneration Committee

The Remuneration Committee comprises two independent non-executive Directors, namely Mr. Wong Man Kong, Peter, BBS, JP (Committee Chairman) and Mr. Chung Shui Ming, Timpson, GBS, JP. Written terms of reference of the Remuneration Committee were formulated in accordance with the Code Provision of the CG Code.

The main responsibilities of the Remuneration Committee are to review and endorse the remuneration policy of the Directors and senior management and to make recommendations to the Board for the remuneration of the Directors and senior management. The Remuneration Committee ensures that no Director is involved in deciding his/her own remuneration.

The Remuneration Committee held one meeting during the year under review. The work of the Remuneration Committee in 2006 included the following:

- review of the remuneration of the executive Directors and senior management for the years 2005 and 2006
- approval of the 2006 bonuses and the 2007 salary increases for executive Directors and senior management

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the code of conduct regarding Directors' securities transaction as set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

The Board confirms that, having made specific enquiry of all Directors, the Directors have complied with the required standards set out in the Model Code throughout the year under review.

EMPLOYEES' SECURITIES TRANSACTIONS

The Company has adopted dealing rules based on the Model Code (the "Dealing Rules") governing securities transaction by the employees of the Group who are likely to be in possession of unpublished price-sensitive information in relation to the Group. These employees have been individually notified and provided with a copy of the Dealing Rules.

ACCOUNTABILITY

The Directors acknowledge their responsibility to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group. The Board is not aware of any material uncertainties relating to the events or condition that might cast doubt upon the Company's ability to continue as a going concern. Accordingly, the Board has prepared the financial statements of the Company on a going concern basis.

The Board acknowledges its responsibility to present a balanced, clear and understandable assessment in the Company's annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to the regulators.

INTERNAL CONTROL

The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The Board is committed to implementing an effective and sound internal control system to safeguard the shareholders' investment and the Group's assets.

The internal audit department plays a major role in evaluating the internal control of the Group. During the year under review, the internal audit department and the management conducted reviews of the effectiveness of the Group's system of internal control which covered all material controls including financial, operational and compliance controls and risk management function. No material control failure or significant areas of concern which might affect shareholders' interests were identified during the reviews. The Board is satisfied with the effectiveness of the Group's internal control.

AUDITORS' REMUNERATION

The fees in respect of audit and non-audit services provided to the Group by the external auditors of the Company, Messrs. Ernst & Young, for the year ended 31 December 2006 amounted to approximately HK$4.6 million and HK$0.15 million respectively. The non-audit services included tax matters, review and other reporting services.

COMMUNICATIONS WITH SHAREHOLDERS

The Company regards the annual general meeting as an important event as it provides an opportunity for direct communications between its shareholders and the Board. At the Company's 2006 annual general meeting, the Chairman of the Board as well as the Chairmen of the Audit Committee and the Remuneration Committee were present to answer shareholders' questions.

The Company has also maintained a website at http://www.glorisun.com which enables shareholders, investors and the general public to have access to the information of the Company.

The directors present their report and the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The Company's subsidiaries are engaged in the retailing, export and production of casual wear. The principal activities of the Group have not significantly changed during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2006 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 45 to 134.

An interim dividend of HK3.20 cents per ordinary share was paid on 17 October 2006. The directors recommended the payment of a final dividend of HK12.24 cents and a special dividend of HK10.00 cents per ordinary share in respect of the year, to shareholders on the register of members on 22 June 2007. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the equity section of the balance sheet.

FINANCIAL SUMMARY

A summary of the published results and assets, liabilities and minority interests of the Group for the last five financial years/period, as extracted from the audited financial statements and restated/reclassified as appropriate, is set out on pages 135 and 136 of the annual report. This summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

Details of movements in the property, plant and equipment and investment properties of the Group during the year are set out in notes 14 and 15 to the financial statements, respectively.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year, together with the reasons thereof, are set out in notes 32 and 33 to the financial statements, respectively.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Bye-laws of the Company or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 34 to the financial statements and in the consolidated summary statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

As at 31 December 2006, the Company's reserves available for distribution, as computed in accordance with The Companies Act 1981 of Bermuda (as amended), amounted to HK$650,826,000, of which HK$129,115,000 and HK$105,486,000 have been proposed as final dividend and special dividend respectively for the year. In addition, the Company's share premium account, in the amount of HK$373,938,000, may be distributed in the form of fully paid bonus shares.

CHARITABLE CONTRIBUTIONS

During the year, the Group made charitable contributions totalling HK$234,000.

MAJOR CUSTOMERS AND SUPPLIERS

Sales to the Group's five largest customers accounted for less than 30% of the Group's total turnover for the year.

Purchases from the Group's five largest suppliers accounted for less than 30% of the Group's total purchases for the year.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive
Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie
Mr. Teo Heng Kee, Peter

Independent non-executive
Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive
Dr. Lam Lee G.

DIRECTORS *(CONTINUED)*

In accordance with bye-law 110(A) of the Company's Bye-laws, Ms. Cheung Wai Yee, Mr. Lau Hon Chuen, Ambrose, GBS, JP, Mr. Chung Shui Ming, Timpson, GBS, JP and Dr. Lam Lee G. will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The Company has received annual confirmation from each of the independent non-executive directors as regards their independence to the Company and considers that each of the independent non-executive directors is independent to the Company.

DIRECTORS' SERVICE CONTRACTS

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed in the section headed "Connected transactions and Continuing Connected Transactions" below and in note 40 to the financial statements, no director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

As at 31 December 2006, the interests or short positions of the directors of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Name of director	Capacity	No. of shares held		Total	Percentage of issued share capital (%)
		Long position	Short position		
Dr. Charles Yeung, SBS, JP	Interest of controlled corporations	627,668,000	6,600,000	634,268,000 [1]	60.128
Mr. Yeung Chun Fan	(i) Interest of controlled corporations	627,668,000	6,600,000	640,998,000 [1] & [3]	60.766
	(ii) Interest of spouse	6,730,000	–		
Mr. Yeung Chun Ho	Interest of a controlled corporation	32,430,000	–	32,430,000 [2]	3.074
Mr. Pau Sze Kee, Jackson	Beneficial owner	9,370,000	–	9,370,000	0.888
Mr. Hui Chung Shing, Herman, JP	Beneficial owner	6,250,000	–	6,250,000	0.592
Ms. Cheung Wai Yee	(i) Beneficial owner	6,730,000	–	640,998,000 [1] & [3]	60.766
	(ii) Interest of spouse	627,668,000	6,600,000		
Mr. Lau Hon Chuen, Ambrose, GBS, JP	Beneficial owner	956,000	–	956,000	0.091

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES *(CONTINUED)*

Notes:

(1) 398,988,000 shares (of which interests in 6,600,000 shares are short position) were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan), 233,540,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan) and 1,740,000 shares were held by G. S. Strategic Investment Limited (the entire issued voting share capital of which was held as to 50% by each of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan).

(2) 32,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho.

(3) Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. 6,730,000 shares related to the same block of shares held by Ms. Cheung Wai Yee and 634,268,000 shares related to the same block of shares held by three companies controlled by Mr. Yeung Chun Fan.

Save as disclosed above, as at 31 December 2006, none of the directors of the Company had any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations, within the meaning of Divisions 7 and 8 of Part XV of the SFO, as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Apart from the share option schemes disclosure in note 33 to the financial statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangements to enable the Company's directors or their associates to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SHARE OPTION SCHEMES

Concerning the share options granted to the directors, substantial shareholders and employees, as detailed in note 33 to the financial statements, the directors do not consider it appropriate to disclose a theoretical value of the options granted, because in the absence of a readily available market value of the share options on the ordinary shares of the Company, the directors were unable to arrive at an accurate assessment of the value of these share options.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Executive Directors

Dr. YEUNG Chun Kam, SBS, JP, alias Charles YEUNG, aged 60, is the founder and Chairman of the Group. He is responsible for the Group's business strategies. Dr. Yeung has over 35 years of experience in the garment industry. He was an awardee of the "Young Industrialist Award of Hong Kong" in 1991 and was conferred an honorary doctorate degree by the China Textile University in 1993 and an honorary fellow by The Professional Validation Council of Hong Kong Industries in 2002. Dr. Yeung is a Member of the National Committee of the Chinese People's Political Consultative Conference, the Vice-president of China Association of Enterprises with Foreign Investment and a Vice-chairman of The Chinese General Chamber of Commerce. Dr. Yeung is also an advisory professor of the East China University and the Tianjin Polytechnic University and a visiting professor of the Xi'an Polytechnic University in the Mainland China. Dr. Yeung is a director and shareholder of Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited which are the substantial shareholders of the Company (as disclosed in the section headed "Substantial Shareholders" in this Report).

Mr. YEUNG Chun Fan, aged 54, is the Vice-chairman and General Manager of the Group which he joined in 1975. He has over 30 years of experience in the garment industry. Mr. Yeung is an Honorary Fellow Member of the Hong Kong Institution of Textile and Apparel, the President of The Federation of Hong Kong Garment Manufacturers, an advisory professor of the Nanjiang University, the East China University and the Qingdao University, a part-time professor of the Northeastern University and Business School of Jilin University. Mr. Yeung is a Member of the Standing Committee of the Hebei Committee of The Political Consultative Conference and a Vice-president of the China National Garment Association. Mr. Yeung is responsible for the Group's overall business operations. He is a brother of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Ho. Mr. Yeung is a director and shareholder of Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited which are the substantial shareholders of the Company (as disclosed in the section headed "Substantial Shareholders" in this Report).

Mr. YEUNG Chun Ho, aged 62, joined the Group in 1979 and is a Deputy General Manager of the Group. Mr. Yeung has over 30 years of experience in the garment industry. He is responsible for the Group's weaving and dyeing operations as well as the woven apparel manufacturing operations. Mr. Yeung is a brother of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan.

Mr. PAU Sze Kee, Jackson, aged 55, joined the Group in 1987 and is a Deputy General Manager of the Group. Mr. Pau graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. Before joining the Group, he had worked in several financial institutions and a listed trading company in the United Kingdom for more than 10 years. He is responsible for the Group's retail operations in Australia and the administrative and financial matters of the Group's production operations in the Bangladesh.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES *(CONTINUED)*

Executive Directors *(continued)*

Mr. HUI Chung Shing, Herman, JP, aged 56, is responsible for the strategic planning and legal matters of the Group. Mr. Hui graduated from the University of Hong Kong with a bachelor's degree in Laws. He is a solicitor of the High Court of the Hong Kong Special Administrative Region and has also been admitted as a solicitor of the Supreme Court of England and Wales and as a solicitor and barrister of the Supreme Court of Victoria, Australia. Before joining the Group in 1995, Mr. Hui was the Group's external legal advisor.

Ms. CHEUNG Wai Yee, aged 55, joined the Group in 1975 and is responsible for the Group's woven apparel manufacturing and export sales operations as well as assisting in the development of retail business in the Mainland China. Ms. Cheung is the wife of Mr. Yeung Chun Fan.

Mr. CHAN Wing Kan, Archie, aged 60, has been the Group's business consultant in the past. Mr. Chan graduated from the University of New South Wales, Australia with a bachelor's degree in Commerce. He is a Member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in Australia. Mr. Chan has extensive experience in corporate investment and management. He is responsible for the business development of the Group.

Mr. TEO Heng Kee, Peter, aged 41, joined the Group in 2005 and is responsible for the business development of the Group. Mr. Teo is a graduate of the Indiana University (Bloomington) USA, with a bachelor's of science degree. Before joining the Group, Mr. Teo held various senior retailing positions in the USA, Singapore and Hong Kong.

Independent Non-Executive Directors

Mr. WONG Man Kong, Peter, BBS, JP, aged 58, has been an Independent Non-executive Director of the Company since August 1996. Mr. Wong is a graduate of the University of California at Berkeley in USA with a bachelor of science degree in Mechanical Engineering (Naval Architecture) and was an awardee of the "Young Industrialist Award of Hong Kong" in 1988. Mr. Wong is the Chairman of M.K. Corporation Ltd., a Director of Hong Kong Ferry (Holdings) Co. Ltd., China Travel International Investment Hong Kong Limited, Sun Hung Kai & Co. Limited, Chinney Investments, Limited, Sino Hotels (Holdings) Limited and the Chairman of North West Development Ltd. He is a Deputy of the 10th National People's Congress of the PRC, an Executive Vice Chairman of Hong Kong Pei Hua Education Association, a Vice Chairman of Chamber of Tourism, All-China Federation of Industry & Commerce and a Director of Ji Nan University. He holds title of Honorary Professor in Lanzhou University and The Central University for Nationalities.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES *(CONTINUED)*

Independent Non-Executive Directors *(continued)*
Mr. LAU Hon Chuen, GBS, JP, alias Ambrose LAU, aged 59, has been an Independent Non-executive Director of the Company since March 1997. Mr. Lau obtained a bachelor's degree in Laws from the University of London. He is a solicitor and a China-Appointed Attesting Officer. He is also a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference, a Member of the Commission on Strategic Development, Hong Kong SAR and a Director of the Hong Kong Mortgage Corporation Limited.

Mr. CHUNG Shui Ming, Timpson, GBS, JP, aged 55, has been an Independent Non-executive Director of the Company since September 2004. Mr. Chung holds a Master of Business Administration Degree and is a Fellow Member of the Hong Kong Institute of Certified Public Accountants and Association of Chartered Certified Accountants. Currently he is an Executive Director of Hantec Investment Holdings Limited and an Independent Non-executive Director of Tai Shing International (Holdings) Limited, China Netcom Group Corporation (Hong Kong) Limited, Miramar Hotel and Investment Company, Limited and Nine Dragons Paper (Holdings) Limited. He is also a Member of National Committee of the 10th Chinese People's Political Consultative Conference and the Chairman of the Council of the City University of Hong Kong.

Non-Executive Director
Dr. LAM Lee G., aged 47, has been a Non-executive Director of the Company since September 2004. He holds a Bachelor of Science in Mathematics and Sciences, a Master of Science in Systems Science, and a Master of Business Administration, all from the University of Ottawa in Canada, a Post-graduate Diploma in Public Administration from Carleton University in Canada, a Post-graduate Diploma in English and Hong Kong Law and a Bachelor of Law (Hons) from Manchester Metropolitan University in the UK, and a Doctor of Philosophy from the University of Hong Kong. Dr. Lam has over 25 years of multinational general management, corporate governance, investment banking, and direct investment experience. He is Chairman of Monte Jade Science and Technology Association of Hong Kong, and serves on the board of a number of publicly-listed companies in the Asia Pacific region. He is a Member of the Hong Kong Institute of Bankers, a Member of the Young Presidents' Organization, a Fellow of the Hong Kong Institute of Directors and the China Institute of Directors, and a Member of the General Council of the Chamber of Hong Kong Listed Companies.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES *(CONTINUED)*

Senior Management

Mr. CHOW Hing Ping, aged 58, joined the Group in 1979 and is a Deputy General Manager of the Group. Mr. Chow is responsible for the administration and financial matters of the production and retail operations of the Group in Hong Kong and the Mainland China.

Mr. FUNG Hing Keng, aged 57, joined the Group in 1978 and is a Deputy General Manager of the Group. Mr. Fung has over 35 years of experience in the garment industry. He is responsible for the woven apparel manufacturing operations in the Mainland China and assists in the development of the retail operations in the same area.

Mr. LEE Fung Tai, aged 59, joined the Group in 1983 and is the head of the knitwear division responsible for production. Mr. Lee has over 35 years of experience in the garment industry. He is a substantial shareholder of the companies under the knitwear division.

Mr. LI Fung Lok, aged 57, joined the Group in 1983 and is the head of the knitwear division responsible for administration and export sales. Mr. Li has over 35 years of experience in the garment industry. Mr. Li is a substantial shareholder of the companies under the knitwear division.

Ms. CHEUNG Man Yee, Carmen, aged 56, joined the Group in 1982 and is responsible for the Group's product development and marketing operations. Ms. Cheung graduated from the University of Hawaii in USA with a bachelor's degree in Arts. Prior to joining the Group, she was the manager of the sales and purchase department in one of the largest department stores in USA. Ms. Cheung is the sister of Ms. Cheung Wai Yee.

Mr. LAI Man Sum, alias Sam LAI, aged 45, joined the Group in 1991 and is the Chief Accountant of the Group. Mr. Lai graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. He is a fellow of the Association of Chartered Certified Accountants in the United Kingdom and a Member of the Hong Kong Institute of Certified Public Accountants. Before joining the Group, Mr. Lai worked for an international accounting firm and a garment company for many years.

Mr. MUI Sau Keung, alias Isaac MUI, aged 44, joined the Group in 1993. He was appointed as the Company Secretary with effect from December 2005. Mr. Mui graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. He is a member of the Hong Kong Institute of Certified Public Accountants. Before joining the Group, Mr. Mui worked in various companies in Hong Kong responsible for finance, personnel and administrative jobs.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2006, the register kept by the Company under Section 336 of the SFO showed that the following shareholders (other than directors of the Company) had disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO an interest or a short position in the shares or underlying shares of the Company:

Name of shareholder	Capacity	Number of shares held		Total	Percentage of issued share capital
		Long position	Short position		(%)
Glorious Sun Holdings (BVI) Limited	Beneficial owner	392,388,000	6,600,000	398,988,000	37.824
Advancetex Holdings (BVI) Limited	Beneficial owner	233,540,000	–	233,540,000	22.139
Cheah Cheng Hye	(i) Beneficial owner	500,000	–	63,235,000	5.995
	(ii) Interest of child under 18 or spouse	240,000	–		
	(iii) Interest of a controlled corporation	62,495,000 [1]	–		
Value Partners Limited	Investment manager	62,857,000	–	62,857,000	5.959
Commonwealth Bank of Australia	Interest of controlled corporations	73,875,100	–	73,875,100 [2]	7.003

Notes:

(1) Mr. Cheah Cheng Hye was deemed to be interested in these shares held by Value Partners Limited, a company controlled by Mr. Cheah Cheng Hye.

(2) 73,875,100 shares were held by various wholly-owned subsidiaries of Commonwealth Bank of Australia.

Save as disclosed above, no other parties (other than directors of the Company) disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or were recorded in the register kept by the Company under Section 336 of the SFO as having an interest or a short position in the shares or underlying shares of the Company as at 31 December 2006.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

During the year, the Group had the following connected transactions and continuing connected transactions. The Company has complied with the disclosure requirement in accordance with Chapter 14A of the Listing Rules.

Connected Transactions

On 7 April 2006, Jeanswest International (L) Limited, a wholly owned subsidiary of the Company, entered into an acquisition agreement with the Company's directors, Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan, for the acquisition of the entire issued share capital of Goldpromise Limited and related shareholders' loan approximately HK$36,569,000, for a total consideration of US$10,180,000 (approximately HK$78,832,000). Completion of the acquisition agreement took place on 27 May 2006.

In the opinion of the Company's Independent Non-executive Directors, the above connected transactions were entered into the ordinary and usual course of business and based on normal commercial terms agreed after arm's length negotiation between the parties and pursuant to the terms of the relevant agreement.

Continuing Connected Transactions

	Notes	**2006 HK$'000**	2005 HK$'000
Rental expenses paid to:	(i)		
Golden Sunshine Enterprises Limited		**3,641**	3,839
Houtex Investments Limited		**1,272**	1,216
G. S. (Yeungs) Limited		**831**	759
Gantin Limited		**288**	281
Harbour Guide Limited		**2,138**	2,204
Gloryear Management Limited		**234**	678
		8,404	8,977
Management fees paid to:	(iii)		
Golden Sunshine Enterprises Limited		**913**	975
G. S. Property Management Limited		**276**	276
		1,189	1,251
Sales of garment to:	(ii)		
Jeanswest Corporation (New Zealand) Limited		**2,729**	6,069
Service fee income received from:	(iii)		
Jeanswest Corporation (New Zealand) Limited		**3,299**	7,988

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS *(CONTINUED)*

Continuing Connected Transactions *(continued)*

Notes:

(i) The rental expenses were charged with reference to the prevailing open market rentals.

(ii) The sales of garment were made according to terms and conditions comparable to those offered to the major customers of the Group.

(iii) Management service fees were charged according to the management services agreement signed between the parties having regard to the cost of services provided.

All of the above companies are controlled by Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan, both of whom are directors of the Company.

The Independent Non-executive Directors of the Company have reviewed and confirmed that all the above transactions with the related companies are in the ordinary and usual course of the Group's business, and that in their opinion, they are on terms that are fair and reasonable so far as the shareholders of the Company are concerned, and in accordance with the terms of the agreements governing the transactions.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

PURCHASE, REDEMPTION OR SALE OF THE COMPANY'S LISTED SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

EMOLUMENT POLICY

The remuneration committee reviews the emolument policy and structure for all remuneration of the directors and senior management of the Group, having regard to the Group's operating results, individual performance and comparable market statistics.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance and has applied the principles of the Code Provisions as set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules. Details are set out in the Corporate Governance Report on page 23 to 29.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong
11 April 2007


JEANSWEST
真維斯



TO THE SHAREHOLDERS OF
GLORIOUS SUN ENTERPRISES LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of Glorious Sun Enterprises Limited set out on pages 45 to 134, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated summary statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

AUDITORS' RESPONSIBILITY *(CONTINUED)*

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ERNST & YOUNG
Certified Public Accountants

18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong

11 April 2007

	Notes	2006 HK$'000	2005 HK$'000
REVENUE	5	**4,397,359**	3,802,398
Cost of sales		**(2,573,042)**	(2,176,579)
GROSS PROFIT		**1,824,317**	1,625,819
Other income and gains	5	**210,747**	132,132
Selling and distribution costs		**(1,039,980)**	(880,153)
Administrative expenses		**(524,098)**	(475,901)
Other expenses		**(90,855)**	(66,544)
Finance costs	6	**(17,837)**	(9,481)
Share of profits and losses of:			
Jointly-controlled entities		**288**	431
Associates		**28,662**	44,628
PROFIT BEFORE TAX	7	**391,244**	370,931
Tax	10	**(77,586)**	(79,446)
PROFIT FOR THE YEAR		**313,658**	291,485
Attributable to:			
Ordinary equity holders of the Company	11	**271,582**	242,809
Minority interests		**42,076**	48,676
		313,658	291,485
DIVIDENDS	12	**269,420**	250,017
		HK cents	HK cents
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	13		
Basic – For profit for the year		**25.79**	23.80
Diluted – For profit for the year		**25.60**	23.35

31 December 2006

	Notes	**2006 HK$'000**	2005 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	14	**737,086**	622,163
Investment properties	15	**21,433**	2,500
Prepaid land lease payments	16	**17,510**	17,209
Goodwill	17	**38,612**	–
Interests in jointly-controlled entities	19	**20,186**	21,861
Interests in associates	20	**207,023**	213,813
Deferred tax assets	31	**16,966**	14,525
Total non-current assets		**1,058,816**	892,071
CURRENT ASSETS			
Inventories	21	**609,313**	560,535
Trade and bills receivables	22	**548,870**	431,650
Prepayments, deposits and other receivables		**267,296**	179,103
Due from related companies	23	**724**	1,072
Equity investments at fair value through profit or loss	24	**180,266**	59,525
Pledged deposits	25	**21,784**	21,784
Cash and cash equivalents	25	**1,024,926**	1,266,197
Total current assets		**2,653,179**	2,519,866
CURRENT LIABILITIES			
Trade and bills payables	26	**552,205**	481,649
Other payables and accruals		**666,160**	623,655
Interest-bearing bank and other borrowings	28	**329,600**	251,187
Tax payable		**285,456**	226,803
Total current liabilities		**1,833,421**	1,583,294
NET CURRENT ASSETS		**819,758**	936,572
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,878,574**	1,828,643
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings	28	**671**	6,004
Long term loans from minority shareholders	30	**9,400**	9,400
Deferred tax liabilities	31	**269**	411
Total non-current liabilities		**10,340**	15,815
Net assets		**1,868,234**	1,812,828

	Notes	**2006 HK$'000**	2005 HK$'000
EQUITY			
Equity attributable to ordinary equity holders of the Company			
Issued capital	32	**105,486**	104,938
Reserves	34	**1,382,915**	1,338,880
Proposed dividends	12	**234,601**	219,320
		1,723,002	1,663,138
Minority interests	34	**145,232**	149,690
Total equity		**1,868,234**	1,812,828

Charles Yeung, SBS, JP
Director

Yeung Chun Fan
Director

	Notes	2006 HK$'000	2005 HK$'000
Total equity attributable to ordinary equity holders of the Company at beginning of year		**1,663,138**	1,470,253
Net surplus on revaluation of buildings	34	**–**	4,960
Exchange differences on translation of the financial statements of overseas entities	34	**26,744**	(14,147)
Net gains/(losses) not recognised in the consolidated income statement		**26,744**	(9,187)
Profit for the year attributable to ordinary equity holders of the Company	34	**271,582**	242,809
Issue of new shares	32	**548**	4,880
Premium on issue of new shares, net	34	**15,129**	90,141
Dividends paid		**(254,139)**	(135,758)
		33,120	202,072
Total equity attributable to ordinary equity holders of the Company at end of year		**1,723,002**	1,663,138

	Notes	2006 HK$'000	2005 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**391,244**	370,931
Adjustments for:			
Finance costs	6	**17,837**	9,481
Share of profits and losses of jointly-controlled entities and associates		**(28,950)**	(45,059)
Interest income	5	**(33,226)**	(30,294)
Depreciation	7	**116,122**	123,865
Recognition of prepaid land lease payments	7	**427**	409
Reversal of impairment of items of property, plant and equipment	7	**(2,329)**	(105)
Write-down of inventories to net realisable value	7	**8,172**	16,368
Loss on disposal/write-off of items of property, plant and equipment	7	**14,247**	25,204
Gain on disposal of equity investments	5	**(5,741)**	–
Fair value gains, net:			
Equity investments at fair value through profit or loss		**(68,551)**	(7,050)
Net revaluation surplus on buildings	7	**–**	(213)
Provision for loans to associates	7	**47,045**	11,106
Impairment of interests in jointly-controlled entities	7	**1,692**	–
Gain on liquidation of a jointly-controlled entity	7	**(1,334)**	–
Reversal of impairment on liquidation of a jointly-controlled entity	7	**(1,474)**	–
Change in fair value of investment properties	7	**(1,523)**	(600)
Effect of foreign exchange rate changes, net		**(3,953)**	(1,044)
		449,705	472,999
Decrease/(increase) in amounts due from jointly-controlled entities		**279**	(1,496)
Increase in amounts due to jointly-controlled entities		**2,762**	6,111
Decrease/(increase) in amounts due from associates		**132**	(300)
Decrease in amounts due to associates		**(4,682)**	(1,946)
Increase in inventories		**(44,702)**	(13,697)
Increase in trade and bills receivables		**(117,220)**	(50,687)
Decrease/(increase) in prepayments, deposits and other receivables		**(81,924)**	6,170
Increase in equity investments at fair value through profit or loss		**(73,233)**	(52,475)
Decrease in amounts due from related companies		**348**	13,905
Increase in trade and bills payables		**70,282**	98,960
Increase/(decrease) in other payables and accruals		**39,358**	(35,496)
Cash generated from operations		**241,105**	442,048

	Notes	2006 HK$'000	2005 HK$'000
Cash generated from operations		**241,105**	442,048
Interest received	5	**33,226**	30,294
Interest paid	6	**(17,657)**	(9,307)
Interest element on finance lease rental payments	6	**(180)**	(174)
Dividends received from jointly-controlled entities		**2,983**	2,092
Dividends received from associates		**22,036**	33,859
Proceeds from disposal of equity investments		**26,784**	–
Hong Kong profits tax paid		**(9,263)**	(28,580)
Overseas taxes paid		**(10,624)**	(32,824)
Net cash inflow from operating activities		**288,410**	437,408
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment		**(238,215)**	(280,962)
Proceeds from disposal of items of property, plant and equipment		**8,538**	2,349
Acquisition of subsidiaries	35	**(64,666)**	–
Advance of loans to associates		**(28,453)**	(50,447)
Increase in non-pledged time deposits with original maturity of more than three months when acquired		**(145,889)**	(11,989)
Net cash outflow from investing activities		**(468,685)**	(341,049)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares	32	**15,693**	95,039
Share issue expenses	32	**(16)**	(18)
New bank loans		**267,996**	3,014
Repayment of bank loans		**(203,152)**	(44,041)
Capital element of finance lease rental payments		**(1,929)**	(1,689)
Capital contributed by a minority shareholder		**670**	–
Dividends paid		**(254,139)**	(135,758)
Dividends paid to minority shareholders		**(51,424)**	(49,887)
Increase/(decrease) in trust receipt loans		**(1,279)**	48,515
Net cash outflow from financing activities		**(227,580)**	(84,825)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**(407,855)**	11,534

Year ended 31 December 2006

	Notes	**2006 HK$'000**	2005 HK$'000
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**(407,855)**	11,534
Cash and cash equivalents at beginning of year		**1,243,078**	1,239,238
Effect of foreign exchange rate changes, net		**11,321**	(7,694)
CASH AND CASH EQUIVALENTS AT END OF YEAR		**846,544**	1,243,078
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	25	**477,112**	497,650
Non-pledged time deposits with original maturity of less than three months when acquired		**389,936**	756,558
Bank overdrafts	28	**(20,504)**	(11,130)
		846,544	1,243,078

31 December 2006

	Notes	**2006 HK$'000**	2005 HK$'000
NON-CURRENT ASSET			
Interest in a subsidiary	18	**696,385**	649,136
CURRENT ASSETS			
Other receivables		**816**	1,252
Cash and cash equivalents	25	**433,200**	692,992
Total current assets		**434,016**	694,244
CURRENT LIABILITY			
Other payables and accruals		**151**	151
NET CURRENT ASSETS		**433,865**	694,093
Net assets		**1,130,250**	1,343,229
EQUITY			
Issued capital	32	**105,486**	104,938
Reserves	34	**790,163**	1,018,971
Proposed dividends	12	**234,601**	219,320
Total equity		**1,130,250**	1,343,229

Charles Yeung, SBS, JP
Director

Yeung Chun Fan
Director

1. CORPORATE INFORMATION

Glorious Sun Enterprises Limited, which is the ultimate holding company, is a limited liability company incorporated in Bermuda. The head office and principal place of business of the Company is located at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

During the year, the Group engaged in the retailing, export and production of casual wear.

2.1. BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties, certain buildings, derivative financial instruments and equity investments, which have been measured at fair value. These financial statements are presented in Hong Kong dollars (HK$) and all values are rounded to the nearest thousand (HK$'000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2006. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

2.2. IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretation has had no material effect on these financial statements.

HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 27 Amendment	Consolidated and Separate Financial Statements: Amendments as a consequence of the Companies (Amendment) Ordinance 2005
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

The principal changes in accounting policies are as follows:

(a) HKAS 21 The Effects of Changes in Foreign Exchange Rates

Upon the adoption of the HKAS 21 Amendment regarding a net investment in a foreign operation, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements irrespective of the currency in which the monetary item is denominated. This change has had no material impact on these financial statements as at 31 December 2006 or 31 December 2005.

(b) HKAS 39 Financial Instruments: Recognition and Measurement

(i) Amendment for financial guarantee contracts

This amendment has revised the scope of HKAS 39 to require financial guarantee contracts issued that are not considered insurance contracts, to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*. The adoption of this amendment has had no material impact on these financial statements.

2.2. IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(CONTINUED)*

(b) HKAS 39 Financial Instruments: Recognition and Measurement *(continued)*

(ii) Amendment for the fair value option

This amendment has changed the definition of a financial instrument classified as fair value through profit or loss and has restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement. The Group had not previously used this option, and hence the amendment has had no effect on the financial statements.

(iii) Amendment for cash flow hedge accounting of forecast intragroup transactions

This amendment has revised HKAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as a hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement. As the Group currently has no such transactions, the amendment has had no effect on these financial statements.

(c) HK(IFRIC)-Int 4 Determining whether an Arrangement contains a Lease

The Group has adopted this interpretation as of 1 January 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. The Group has determined based on this interpretation that certain arrangements of the Group contained leases and accordingly, the Group has treated them in accordance with HKAS 17 *Leases.* However, the adoption of this interpretation has had no material impact on these financial statements.

2.3. IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs that have been issued but are not yet effective, in these financial statements.

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Arrangements

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 shall be applied for annual periods beginning on or after 1 January 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments and also incorporates many of the disclosure requirements of HKAS 32.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard requires the disclosure of information about the operating segments of the Group, the products and services provided by the segments, the geographical areas in which the Group operates, and revenues from the Group's major customers. This standard will supersede HKAS 14 *Segment Reporting*.

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10, HK(IFRIC)-Int 11 and HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 March 2006, 1 May 2006, 1 June 2006, 1 November 2006, 1 March 2007 and 1 January 2008, respectively.

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on the Group's results of operations and financial position.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The result of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interest in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with HKAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. Goodwill arising from the acquisition of associates, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in associates.

Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill on acquisitions for which the agreement date is on or after 1 January 2005

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Goodwill *(continued)*

Goodwill on acquisitions for which the agreement date is on or after 1 January 2005 (continued)

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with HKAS 14 *Segment Reporting.*

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

Goodwill previously eliminated against consolidated retained profits

Prior to the adoption of the HKICPA's Statement of Standard Accounting Practice 30 *Business Combinations* ("SSAP 30") in 2001, goodwill arising on acquisition was eliminated against consolidated retained profits in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against consolidated retained profits and is not recognised in the income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party to the Group.

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Property, plant and equipment and depreciation *(continued)*

Valuations are performed frequently enough to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Changes in the values of property, plant and equipment are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Freehold land	Not depreciated
Buildings	1.67% – 5% or over the terms of the leases, whichever is shorter
Leasehold improvements	20% – 25% or over the terms of the leases, whichever is shorter
Plant and machinery	10% – 25%
Furniture, fixtures and office equipment	10% – 33%
Motor vehicles	20% – 30%

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Property, plant and equipment and depreciation *(continued)*

Construction in progress represents buildings and office premises under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction incurred during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of the retirement or disposal.

If a property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under "Property, plant and equipment and depreciation" up to the date of change in use, and any difference at that date between the carrying amount and the fair value of the property is accounted for as a revaluation in accordance with the policy stated under "Property, plant and equipment and depreciation" above.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated on the straight-line basis to write off the cost or valuation of each items of leased asset to its residual value over its estimated useful life. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, but are depreciated over their estimated useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group considers whether a contract contains an embedded derivative when the Group first becomes a party to it. The embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or financial guarantee contracts. Gains or losses on investments held for trading are recognised in the income statement.

Where a contract contains one or more embedded derivatives, the entire hybrid contract may be designated as a financial asset at fair value through profit or loss, except where the embedded derivative does not significantly modify the cash flows or it is clear that separation of the embedded derivative is prohibited.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Investments and other financial assets *(continued)*

Financial assets at fair value through profit or loss (continued)

Financial assets may be designated upon initial recognition as at fair value through profit or loss if the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognising gains or losses on them on a different basis; (ii) the assets are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial asset contains an embedded derivative that would need to be separately recorded.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Impairment of financial assets *(continued)*

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Financial guarantee contracts

Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue.*

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Derivative financial instruments and hedging

The Group uses derivative financial instruments such as forward currency contracts to hedge its risk associated with foreign currency fluctuation. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out and weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with interests in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with interests in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Income tax *(continued)*

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) from the rendering of sub-contracting and management services, when the services are rendered;

(c) from the rendering of decoration and renovation services, in the period in which such services are performed;

(d) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial assets;

(e) rental income, on a time proportion basis over the lease terms; and

(f) dividend income, when the shareholders' right to receive payment has been established.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Employee benefits

Share-based payment transactions

The Company operates share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Employee benefits *(continued)*

Share-based payment transactions (continued)

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested by 1 January 2005 and to those granted on or after 1 January 2005.

The financial impact of share options granted to employees on or before 7 November 2002 under the share incentive plan is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or the balance sheet for their cost. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

Retirement benefits schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees. Contributions are made based on a percentage of the employees' relevant income and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Employee benefits *(continued)*

Retirement benefits schemes (continued)

Prior to the MPF Scheme becoming effective, the Group operated two defined contribution retirement benefits schemes for some of its employees, the assets of which are held separately from those of the Group in independently administered funds. Under one of the schemes, contributions payable by the employers and employees were suspended in January 1994, but the administrator continues to manage and invest the assets of the scheme and to make payments to employees in accordance with the rules of the scheme. Under the other scheme, contributions were made based on a percentage of the eligible employees' salaries and were charged to the income statement as they became payable in accordance with the rules of the scheme. When an employee leaves the scheme prior to his/her interest in the Group's employer contributions vesting fully, the ongoing contributions payable by the Group may be reduced by the relevant amounts of forfeited contributions. This scheme is still operating after 1 December 2000.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute a certain percentage of their payroll costs to the central pension scheme. The contributions are charged to the income statement as they become payable in accordance with rules of the central pension scheme.

Dividends

Final and special dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's bye-laws grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

2.4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at exchange rates ruling at the balance sheet date, and their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions could be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions could not be sold separately, the property is an investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as an investment property.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES *(CONTINUED)*

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2006 was HK$38,612,000 (2005: Nil). More details are given in note 17.

Deferred tax assets

Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of deferred tax assets relating to recognised tax losses at 31 December 2006 was HK$16,966,000 (2005: 14,525,000). The amount of unrecognised tax losses at 31 December 2006 was HK$17,921,000 (2005: HK$30,768,000). Further details are contained in note 31 to the financial statements.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) the "retail operations" segment engages in the retailing of casual wear;

(b) the "export operations" segment manufactures and exports apparel; and

(c) the "others" segment comprises, principally, the trading of fabric and other businesses.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

There were no intersegment sales and transfers during the year (2005: Nil).

4. SEGMENT INFORMATION *(CONTINUED)*

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2006 and 2005.

Group

	Retail operations		Export operations		Others		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment revenue:								
Sales to external customers	**2,918,766**	2,492,489	**1,254,136**	1,148,110	**224,457**	161,799	**4,397,359**	3,802,398
Other income and gains	**27,828**	30,636	**26,351**	46,189	**20,093**	9,104	**74,272**	85,929
Total	**2,946,594**	2,523,125	**1,280,487**	1,194,299	**244,550**	170,903	**4,471,631**	3,888,327
Segment results	**207,557**	221,730	**67,844**	86,264	**12,777**	6,657	**288,178**	314,651
Interest income and unallocated revenue							**136,475**	46,203
Unallocated expenses							**(44,522)**	(25,501)
Finance costs							**(17,837)**	(9,481)
Share of profits and losses of:								
Jointly-controlled entities	**-**	-	**341**	(338)	**(53)**	769	**288**	431
Associates	**-**	-	**28,662**	44,628	**-**	-	**28,662**	44,628
Profit before tax							**391,244**	370,931
Tax							**(77,586)**	(79,446)
Profit for the year							**313,658**	291,485

4. SEGMENT INFORMATION *(CONTINUED)*

(a) Business segments *(continued)*

Group

	Retail operations		Export operations		Others		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Assets and liabilities:								
Segment assets	**943,951**	717,032	**740,675**	782,249	**345,474**	182,204	**2,030,100**	1,681,485
Interests in jointly-controlled entities	**-**	-	**3,461**	3,745	**16,725**	18,116	**20,186**	21,861
Interests in associates	**65,740**	84,292	**141,283**	129,521	**-**	-	**207,023**	213,813
Unallocated assets							**1,454,686**	1,494,778
Total assets							**3,711,995**	3,411,937
Segment liabilities	**606,594**	531,014	**414,869**	433,402	**170,641**	124,095	**1,192,104**	1,088,511
Unallocated liabilities							**651,657**	510,598
Total liabilities							**1,843,761**	1,599,109
Other segment information:								
Depreciation, recognition and amortisation	**50,655**	66,033	**19,346**	47,875	**46,548**	10,366	**116,549**	124,274
Net impairment/(reversal of impairment) losses of property, plant and equipment recognised in the income statement	**(121)**	416	**(2,208)**	(521)	**-**	-	**(2,329)**	(105)
Net deficit/(surplus) on revaluation of buildings recognised in the income statement	**-**	-	**-**	72	**-**	(285)	**-**	(213)
Change in fair value of investment properties	**-**	-	**-**	-	**(1,523)**	(600)	**(1,523)**	(600)
Other non-cash expenses/(income)	**67,840**	39,325	**3,091**	12,004	**(81,736)**	(8,683)	**(10,805)**	42,646
Capital expenditure	**111,992**	114,970	**28,939**	37,475	**97,284**	128,517	**238,215**	280,962
Net surplus on revaluation of buildings recognised directly in equity	**-**	-	**-**	(917)	**90**	(4,043)	**90**	(4,960)

4. SEGMENT INFORMATION *(CONTINUED)*

(b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments for the years ended 31 December 2006 and 2005.

Year ended 31 December 2006

	Mainland China HK$'000	Hong Kong HK$'000	United States of America ("U.S.A") HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Con-solidated HK$'000
Segment revenue:							
Sales to external customers	2,087,199	130,940	1,039,058	875,731	155,142	109,289	4,397,359
Other segment information:							
Segment assets	1,132,138	67,565	363,232	260,110	1,349	205,706	2,030,100
Capital expenditure	185,139	940	-	34,408	-	17,728	238,215

Year ended 31 December 2005

	Mainland China HK$'000	Hong Kong HK$'000	United States of America ("U.S.A") HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Con-solidated HK$'000
Segment revenue:							
Sales to external customers	1,781,836	118,004	934,090	785,207	80,793	102,468	3,802,398
Other segment information:							
Segment assets	992,000	84,282	226,363	179,038	11,472	188,330	1,681,485
Capital expenditure	213,183	2,821	-	44,670	-	20,288	280,962

5. REVENUE, OTHER INCOME AND GAINS

Revenue, which is also the Group's turnover, represents the net invoiced value of goods sold, after allowances for returns and trade discounts, but excludes intra-group transactions.

An analysis of revenue, other income and gains is as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Revenue		
Retailing of casual wear	**2,918,767**	2,492,489
Export of apparel	**1,254,135**	1,148,110
Trading of fabric and other businesses	**224,457**	161,799
	4,397,359	3,802,398
Other income		
Bank interest income	**33,226**	30,294
Services and sub-contracting fee income	**21,132**	19,524
Other sales income	**3,935**	1,402
Commission and management fee income	**3,943**	5,886
Decoration and renovation income	**13,274**	5,353
Gross rental income	**3,138**	204
Others	**32,560**	34,163
	111,208	96,826
Gains		
Gain on disposal of equity investments	**5,741**	–
Foreign exchange differences, net	**9,848**	10,573
Fair value gains, net:		
Equity investments at fair value through profit or loss	**68,551**	13,853
Derivative financial instruments – transactions not qualifying as hedges	**11,936**	8,370
Others	**3,463**	2,510
	99,539	35,306
	210,747	132,132

6. FINANCE COSTS

	Group 2006 HK$'000	2005 HK$'000
Interest on bank loans and overdrafts wholly repayable within five years	**17,657**	9,307
Interest on finance leases	**180**	174
	17,837	9,481

7. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Notes	Group 2006 HK$'000	2005 HK$'000
Cost of inventories sold*		**2,573,042**	2,176,579
Depreciation	14	**116,122**	123,865
Recognition of prepaid land lease payments	16	**427**	409
Minimum lease payments under operating leases:			
Land and buildings		**579,507**	403,021
Plant and machinery		**499**	198
		580,006	403,219
Auditors' remuneration		**6,845**	6,312
Employee benefits expenses (including directors' remuneration, note 8):			
Wages and salaries		**736,445**	657,877
Pension scheme contributions		**18,037**	16,652
Less: Forfeited contributions		**(38)**	(112)
Net pension scheme contributions**		**17,999**	16,540
		754,444	674,417
Reversal of impairment of items of property, plant and equipment	14	**(2,329)**	(105)
Loss on disposal/write-off of items of property, plant and equipment		**14,247**	25,204

7. PROFIT BEFORE TAX *(CONTINUED)*

	Notes	Group 2006 HK$'000	2005 HK$'000
Net revaluation surplus on buildings		–	(213)
Change in fair value of investment properties	15	**(1,523)**	(600)
Gain on liquidation of a jointly-controlled entity		**(1,334)**	–
Reversal of impairment on liquidation of a jointly-controlled entity#		**(1,474)**	–
Write-down of inventories to net realisable value*		**8,172**	16,368
Provision for loans to associates#		**47,045**	11,106
Impairment of interests in jointly-controlled entities#		**1,692**	–
Gross rental income from investment properties		**(3,138)**	(204)
Direct operating expenses (including repairs and maintenance) arising on rental-earning of investment properties		**363**	10

* *The cost of inventories sold and the cost of sales include the write-down of inventories to net realisable value of HK$8,172,000 (2005: HK$16,368,000).*

** *As at 31 December 2006, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2005: Nil).*

These items are included in "Other expenses" on the face of the consolidated income statement.

8. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Fees	**400**	400
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	**8,538**	6,729
Discretionary bonuses	**10,275**	11,295
Pension scheme contributions	**290**	271
	19,103	18,295
	19,503	18,695

(a) Independent non-executive directors

The fees paid and payable to independent non-executive directors during the year were as follows:

	2006	2005
	HK$'000	HK$'000
Mr. Wong Man Kong, Peter, BBS, JP	**100**	100
Mr. Lau Hon Chuen, Ambrose, GBS, JP	**100**	100
Mr. Chung Shui Ming, Timpson, GBS, JP	**100**	100
	300	300

There were no other emoluments payable to the independent non-executive directors during the year (2005: Nil).

8. DIRECTORS' REMUNERATION *(CONTINUED)*

(b) Executive directors and a non-executive director

	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Discretionary bonuses HK$'000	Pension scheme contributions HK$'000	Total remuneration HK$'000
2006					
Executive directors:					
Dr. Charles Yeung, SBS, JP	–	60	1,610	3	1,673
Mr. Yeung Chun Fan	–	1,723	3,837	49	5,609
Mr. Yeung Chun Ho	–	1,104	323	55	1,482
Mr. Pau Sze Kee, Jackson	–	1,795	2,779	76	4,650
Mr. Hui Chung Shing, Herman, JP	–	1,200	469	60	1,729
Ms. Cheung Wai Yee	–	696	1,177	35	1,908
Mr. Chan Wing Kan, Archie	–	1,000	–	12	1,012
Mr. Teo Heng Kee, Peter	–	960	80	–	1,040
	–	8,538	10,275	290	19,103
Non-executive director:					
Dr. Lam Lee G.	100	–	–	–	100
	100	8,538	10,275	290	19,203
2005					
Executive directors:					
Dr. Charles Yeung, SBS, JP	–	60	3,290	3	3,353
Mr. Yeung Chun Fan	–	1,731	3,544	46	5,321
Mr. Yeung Chun Ho	–	1,051	294	53	1,398
Mr. Pau Sze Kee, Jackson	–	1,694	2,785	72	4,551
Mr. Hui Chung Shing, Herman, JP	–	1,200	455	60	1,715
Ms. Cheung Wai Yee	–	660	927	33	1,620
Mr. Chan Wing Kan, Archie	–	333	–	4	337
Mr. Teo Heng Kee, Peter	–	–	–	–	–
	–	6,729	11,295	271	18,295
Non-executive director:					
Dr. Lam Lee G.	100	–	–	–	100
	100	6,729	11,295	271	18,395

There was no arrangement under which a director waived or agreed to waive any remuneration during the year (2005: Nil).

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2005: two) directors, details of whose remuneration are set out in note 8 above. Details of the remuneration of the remaining three (2005: three) non-director, highest paid employees for the year are as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Salaries, allowances and benefits in kind	**5,290**	5,531
Discretionary bonuses	**4,953**	9,503
Pension scheme contributions	**381**	522
	10,624	15,556

The number of non-director, highest paid employees whose remuneration fell within the following bands is as below:

	Number of employees	
	2006	2005
HK$2,000,001 – HK$2,500,000	**1**	–
HK$3,500,001 – HK$4,000,000	**1**	1
HK$4,000,001 – HK$4,500,000	**1**	–
HK$4,500,001 – HK$5,000,000	–	1
HK$7,000,001 – HK$7,500,000	–	1
	3	3

10. TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2006	2005
	HK$'000	HK$'000
Group:		
Current – Hong Kong		
Charge for the year	**19,469**	21,131
Under/(over) provision in prior years	**(2,961)**	1,690
Current – Elsewhere	**61,677**	60,729
Deferred (note 31)	**(599)**	(4,104)
Total tax charge for the year	**77,586**	79,446

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the location in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the Hong Kong statutory tax rates) to the Groups' effective tax rates, are as follows:

	Group			
	2006		2005	
	HK$'000	**%**	HK$'000	%
Profit before tax	**391,244**		370,931	
Tax at the statutory tax rate	**68,467**	**17.5**	64,912	17.5
Higher tax rates of other countries	**17,373**	**4.4**	41,433	11.1
Adjustments in respect of current tax of previous periods	**(2,961)**	**(0.8)**	1,690	0.4
Profits and losses attributable to jointly-controlled entities and associates	**(5,066)**	**(1.3)**	(7,885)	(2.1)
Income not subject to tax	**(14,231)**	**(3.6)**	(20,507)	(5.5)
Expenses not deductible for tax	**11,737**	**3.0**	3,192	0.9
Tax losses utilised from previous periods	**(9,314)**	**(2.4)**	(3,686)	(1.0)
Tax losses not recognised	**9,245**	**2.4**	5,378	1.4
Others	**2,336**	**0.6**	(5,081)	(1.3)
Tax charge at the Group's effective rate	**77,586**	**19.8**	79,446	21.4

10. TAX *(CONTINUED)*

Under the People's Republic of China (the "PRC") income tax law, companies with operations in the PRC are subject to corporate income tax ("CIT") at a rate of 33% on the taxable income.

Sino-foreign equity joint ventures are subject to the State CIT at a rate of 30% and the local CIT at a rate at 3%. Certain of the joint ventures are entitled to a full exemption from such taxes for the first two/three years and a 50% reduction in the next three/four years, commencing from the first profitable year.

The tax rate applicable to subsidiaries established and operating in Australia and New Zealand is 30%. Provision for Australian and New Zealand income tax has been made on the estimated assessable profits arising in Australia and New Zealand for the year.

The share of tax credit attributable to jointly-controlled entities amounting to HK$533,000 (2005: tax expense of HK$519,000) and the share of tax expense attributable to associates amounting to HK$11,823,000 (2005: HK$15,051,000), are included in "Share of profits and losses of jointly-controlled entities and associates" on the face of the consolidated income statement.

11. PROFIT ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The consolidated profit attributable to ordinary equity holders of the Company for the year ended 31 December 2006 includes a profit of HK$25,483,000 (2005: HK$15,723,000), which has been dealt with in the financial statements of the Company (note 34).

12. DIVIDENDS

	2006	2005
	HK$'000	HK$'000
Interim – HK3.20 cents (2005: HK2.90 cents) per ordinary share (note 34)	**33,756**	30,432
Underaccrual of final dividend of previous year (note 34)	**1,063**	265
	34,819	30,697
Proposed final – HK12.24 cents (2005: HK10.90 cents) per ordinary share (note 34)	**129,115**	114,382
Proposed special – HK10.00 cents (2005: HK10.00 cents) per ordinary share (note 34)	**105,486**	104,938
	269,420	250,017

12. DIVIDENDS *(CONTINUED)*

The proposed final and special dividends for the year are subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

13. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share is based on the profit for the year attributable to ordinary equity holders of the Company, and the weighted average number of ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on the profit for the year attributable to ordinary equity holders of the Company. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all the dilutive potential ordinary shares into ordinary shares.

The calculations of basic and diluted earnings per share are based on:

	2006 **HK$'000**	2005 HK$'000
Earnings		
Profit attributable to ordinary equity holders of the Company, used in the basic and diluted earnings per share calculations	**271,582**	242,809

	Number of shares	
	2006 **'000**	2005 '000
Shares		
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	**1,053,183**	1,020,029
Effect of dilution – weighted average number of ordinary shares:		
Share options	**7,759**	19,660
	1,060,942	1,039,689

14. PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
31 December 2006							
At 31 December 2005 and at 1 January 2006:							
Cost or valuation	167,147	259,455	444,498	295,904	47,450	66,313	1,280,767
Accumulated depreciation and impairment	-	(151,761)	(285,368)	(188,138)	(33,337)	-	(658,604)
Net carrying amount	167,147	107,694	159,130	107,766	14,113	66,313	622,163
At 1 January 2006, net of accumulated depreciation and impairment	167,147	107,694	159,130	107,766	14,113	66,313	622,163
Additions	8,210	91,809	83,044	50,536	3,913	1,604	239,116
Acquisition of subsidiaries (note 35)	-	-	689	7,788	243	-	8,720
Disposals/write-off	(300)	(13,141)	(4,728)	(3,219)	(1,397)	-	(22,785)
Transfers	66,092	-	-	-	-	(66,092)	-
Transfer to investment properties	(17,410)	-	-	-	-	-	(17,410)
Depreciation provided during the year	(6,605)	(17,210)	(47,162)	(40,598)	(4,547)	-	(116,122)
Reversal of impairment	-	109	1,497	425	298	-	2,329
Exchange realignment	4,151	2,965	6,817	6,514	619	9	21,075
At 31 December 2006, net of accumulated depreciation and impairment	221,285	172,226	199,287	129,212	13,242	1,834	737,086
At 31 December 2006:							
Cost or valuation	228,472	316,111	532,205	360,610	47,411	1,834	1,486,643
Accumulated depreciation and impairment	(7,187)	(143,885)	(332,918)	(231,398)	(34,169)	-	(749,557)
Net carrying amount	221,285	172,226	199,287	129,212	13,242	1,834	737,086
Analysis of cost or valuation:							
At cost	-	316,111	532,205	360,610	47,411	1,834	1,258,171
At valuation	228,472	-	-	-	-	-	228,472
	228,472	316,111	532,205	360,610	47,411	1,834	1,486,643

14. PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

Group

	Buildings HK$'000	Leasehold improve-ments HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
31 December 2005							
At 1 January 2005:							
Cost or valuation	101,261	237,521	431,835	286,802	46,381	5,346	1,109,146
Accumulated depreciation and impairment	-	(142,780)	(250,615)	(187,525)	(30,870)	-	(611,790)
Net carrying amount	101,261	94,741	181,220	99,277	15,511	5,346	497,356
At 1 January 2005, net of accumulated depreciation and impairment	101,261	94,741	181,220	99,277	15,511	5,346	497,356
Additions	68,685	69,349	25,091	53,045	4,421	60,967	281,558
Disposals/write-off	(391)	(21,808)	(1,216)	(3,069)	(1,069)	-	(27,553)
Surplus on revaluation	6,101	-	-	-	-	-	6,101
Depreciation provided during the year	(4,005)	(34,314)	(43,333)	(37,900)	(4,313)	-	(123,865)
Reversal of impairment/ (impairment)	-	162	31	(29)	(59)	-	105
Exchange realignment	(4,504)	(436)	(2,663)	(3,558)	(378)	-	(11,539)
At 31 December 2005, net of accumulated depreciation and impairment	167,147	107,694	159,130	107,766	14,113	66,313	622,163
At 31 December 2005:							
Cost or valuation	167,147	259,455	444,498	295,904	47,450	66,313	1,280,767
Accumulated depreciation and impairment	-	(151,761)	(285,368)	(188,138)	(33,337)	-	(658,604)
Net carrying amount	167,147	107,694	159,130	107,766	14,113	66,313	622,163
Analysis of cost or valuation:							
At cost	-	259,455	444,498	295,904	47,450	66,313	1,113,620
At valuation	167,147	-	-	-	-	-	167,147
	167,147	259,455	444,498	295,904	47,450	66,313	1,280,767

14. PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

The net book value of the Group's property, plant and equipment held under finance leases at 31 December 2006, amounted to HK$1,514,000 (2005: HK$2,771,000).

Last year, the Group's buildings were revalued individually by DTZ Debenham Tie Leung Limited, S.F. Ahmed & Co and PT Saptasentra Jasa Pradana, independent professionally qualified valuers, at an aggregate open market value of HK$167,147,000 based on their existing use. In the opinion of the directors, there has been no material change in valuation as at the balance sheet date.

During the year, certain of the Group's buildings were transferred to investment properties. The buildings were revalued at the date of change in use as an investment property by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, at an open market value of HK$17,410,000 based on its existing use (note 15). No revaluation surplus or deficit was resulted from the valuation.

Had these buildings been carried at historical cost less accumulated depreciation and impairment losses, their carrying amounts would have been approximately HK$197,352,000.

The Group's buildings included above are held under the following lease terms:

	Hong Kong HK$'000	**Elsewhere** HK$'000	**Total** HK$'000
Freehold	–	7,855	7,855
Long term leases	–	77,149	77,149
Medium term leases	2,925	133,356	136,281
	2,925	218,360	221,285

At 31 December 2006, certain of the Group's buildings with a net book value of HK$52,059,000 (2005: HK$52,885,000) and plant and machinery with a net book value of HK$4,042,000 (2005: HK$4,722,000), were pledged to secure banking facilities granted to the Group (note 28).

15. INVESTMENT PROPERTIES

	Group	
	2006	2005
	HK$'000	HK$'000
Carrying amount at 1 January	**2,500**	1,900
Transfer from owner-occupied properties (note 14)	**17,410**	–
Net profit from a fair value adjustment	**1,523**	600
Carrying amount at 31 December	**21,433**	2,500

The Group's investment properties are held under the following lease terms:

	Group	
	2006	2005
	HK$'000	HK$'000
Hong Kong – medium term leases	**3,100**	2,500
PRC – medium term leases	**18,333**	–
	21,433	2,500

The Group's investment properties were revalued on 31 December 2006 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, at HK$21,433,000 on an open market, existing use basis. The investment properties are leased to third parties under operating leases, further summary details of which are included in note 38(a) to the financial statements.

At 31 December 2006, the Group's investment properties with a net book value of HK$18,333,000 (2005: Nil) were pledged to secure banking facilities granted to the Group (note 28).

15. INVESTMENT PROPERTIES *(CONTINUED)*

The particulars of the Group's investment properties are as follows:

Location	Use	Tenure	Percentage of attributable interest of the Group
Workshops Nos.1, 2, 3 and 5 10th Floor, International Trade Centre No. 11 Sha Tsui Road Tsuen Wan New Territories, Hong Kong	Industrial	Medium term lease	60
Level 1, 2 and 3 Nos. 012-014 Huangxing Middle Road Furong District Changsha Hunan Province, PRC	Commercial	Medium term lease	100

16. PREPAID LAND LEASE PAYMENTS

	Group	
	2006	2005
	HK$'000	HK$'000
Carrying amount at 1 January	**17,618**	18,027
Recognised during the year	**(427)**	(409)
Exchange realignment	**746**	–
Carrying amount at 31 December	**17,937**	17,618
Current portion included in prepayments, deposits and other receivables	**(427)**	(409)
Non-current portion	**17,510**	17,209

The leasehold land is held under a medium lease and is situated in Mainland China.

17. GOODWILL

	Group	
	2006	2005
	HK$'000	HK$'000
Cost and net carrying amount at 31 December (Note 35)	**38,612**	–

As further detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of business combinations which occurred prior to 2001, to remain eliminated against consolidated retained profits.

The amounts of goodwill and negative goodwill remaining in consolidated retained profits as at 31 December 2006, arising from the acquisition of subsidiaries, jointly-controlled entities and associates prior to the adoption of SSAP 30 in 2001, were HK$2,429,000 (2005: HK$2,429,000) and HK$7,145,000 (2005: HK$7,145,000), respectively. The amount of goodwill is stated at its cost.

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to the retail operations cash-generating unit, which is a reportable segment, for impairment testing.

The recoverable amount of the retail operations cash-generating unit is also determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The discount rate applied to the cash flow projections is 5.5% and cash flows beyond the five-year period are extrapolated using a growth rate of 5.0% which is the same as the long term average growth rate of the New Zealand retail operations. Senior management believes that this growth rate is justified, given the Company's past experience in New Zealand.

Key assumptions were used in the value in use calculation of the retail operations cash-generating unit for 31 December 2006. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

Budgeted gross margins – The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements, and expected market development.

Discount rates – The discount rates used are before tax and reflect specific risks relating to the Australia and New Zealand retail operations.

18. INTEREST IN A SUBSIDIARY

	Company	
	2006	2005
	HK$'000	HK$'000
Unlisted shares, at cost	**377,717**	377,717
Due from a subsidiary	**363,668**	316,419
	741,385	694,136
Provision for impairment	**(45,000)**	(45,000)
	696,385	649,136

The amount due from a subsidiary is unsecured, interest-free and has no fixed terms of repayment. In the opinion of the Company's directors, these advances are considered as quasi-equity loans to the subsidiary. The carrying amount of this amount due from a subsidiary approximates to its fair value. Particulars of the principal subsidiaries are set out in note 42 to the financial statements.

19. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2006	2005
	HK$'000	HK$'000
Share of net assets	**46,589**	45,005
Due from jointly-controlled entities	**1,525**	1,804
Due to jointly-controlled entities	**(19,568)**	(16,806)
	28,546	30,003
Provision for impairment	**(8,360)**	(8,142)
	20,186	21,861

The balances with jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of the amounts due from/to jointly-controlled entities approximate to their fair values.

19. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(CONTINUED)*

Particulars of the principal jointly-controlled entities are as follows:

Name	Registered capital	Place of registration and operations	Percentage of equity attributable to the Group*		Principal activities
			2006	2005	
湖北長進制衣有限公司	US$1,200,000	Mainland China	**30**	30	Manufacturing of apparel
Nanjing Jiangda Clothes Co., Ltd.	US$1,500,000	Mainland China	**45**	45	Manufacturing of apparel
Mingshi Dyeing Factory Co., Ltd.	US$8,100,000	Mainland China	**40**	40	Provision of dyeing services
Hubei Xian Garment Mfg. Co., Ltd.	US$728,300	Mainland China	**15.1**	15.1	Manufacturing of apparel

All jointly-controlled entities are held indirectly through subsidiaries.

All the above jointly-controlled entities are not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

* *The percentages of voting power and profit sharing are the same as the percentage of equity attributable to the Group.*

19. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(CONTINUED)*

The above table lists the jointly-controlled entities of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

The following table illustrates the summarised financial information of the Group's jointly-controlled entities:

	2006	2005
	HK$'000	HK$'000
Share of the jointly-controlled entities' assets and liabilities:		
Current assets	**69,742**	70,843
Non-current assets	**24,768**	24,494
Current liabilities	**(47,921)**	(50,332)
Net assets	**46,589**	45,005

	2006	2005
	HK$'000	HK$'000
Share of the jointly-controlled entities' results:		
Turnover	**178,845**	174,467
Other revenue	**360**	428
Total revenue	**179,205**	174,895
Total expenses	**(179,450)**	(173,945)
Tax	**533**	(519)
Profit after tax	**288**	431

20. INTERESTS IN ASSOCIATES

	Group 2006 HK$'000	Group 2005 HK$'000
Share of net assets	**124,904**	117,652
Goodwill on acquisition	**8,282**	8,282
Due from associates	**1,338**	1,470
Due to associates	**(3,000)**	(7,682)
Loans to associates	**141,932**	113,479
	273,456	233,201
Provision for impairment	**(8,282)**	(8,282)
Provision for loans to associates	**(58,151)**	(11,106)
	207,023	213,813

The balances with associates and the loans to associates are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from/to associates and the loans approximate to their fair values.

Particulars of the principal associates are as follows:

Name	Nominal value of issued and paid up capital	Place of incorporation/ registration and operations	Percentage of ownership interest attributable to the Group 2006	Percentage of ownership interest attributable to the Group 2005	Principal activities
Glorious Sun Fashion Garment Mfg. Co. (Phil.) Inc.	Ordinary shares of Phil Peso 33,500,000	The Philippines	**49.5**	49.5	Manufacturing of apparel
Rays Apparel (H.K.) Limited	Ordinary shares of HK$200,000	Hong Kong	**35**	35	Provision of agency services
Rays Apparel, Inc.	Ordinary shares of US$232,243 Preference shares of US$1,667,757	USA	**35**	35	Import and distribution of apparel

20. INTERESTS IN ASSOCIATES *(CONTINUED)*

Name	Nominal value of issued and paid up capital	Place of incorporation/ registration and operations	Percentage of ownership interest attributable to the Group 2006	2005	Principal activities
RTG Garments Manufacturing (HK) Limited	Ordinary shares of HK$1,000,000	Hong Kong	**50**	50	Manufacturing of apparel
G.S – i.t Limited	Ordinary shares of HK$2	Hong Kong	**50**	50	Investment holding and retail of apparel
Quiksilver Glorious Sun JV Limited	Ordinary shares of HK$10,000	Hong Kong	**50**	50	Retail of apparel

All associates are held indirectly through subsidiaries.

All the above associates are not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

The Group has discontinued the recognition of its share of losses of G.S – i.t Limited and Quiksilver Glorious Sun JV Limited because the share of losses of these associates exceeded the Group's interests in these associates. The Group's unrecognised share of losses of these associates for the current year was HK$17,695,000 (2005: HK$11,106,000).

During the year, the operating performance of retail business carried out by the associates was below the forecast due to intense competition in the business environment. In the opinion of the directors, while the associates continue to operate, it is uncertain that sufficient cash flow will be generated by the associates in the foreseeable future to substantiate the carrying amount of investment costs and loans to associates and accordingly, the Group recognised a provision for loans to associates of HK$47,045,000 with reference to the recoverable amount of the associates.

20. INTERESTS IN ASSOCIATES *(CONTINUED)*

The following table illustrates the summarised financial information of the Group's associates extracted from their management accounts/financial statements, except for G.S-i.t Limited and Quiksilver Glorious Sun JV Limited which the Group has discontinued the recognition of its share of the result of these associates:

	2006 **HK$'000**	2005 HK$'000
Assets	**668,305**	875,666
Liabilities	**(379,902)**	(640,320)
Revenues	**1,016,116**	1,184,830
Profits	**57,277**	89,256

21. INVENTORIES

	Group	
	2006 **HK$'000**	2005 HK$'000
Raw materials	**81,225**	101,628
Work in progress	**103,157**	112,629
Finished goods	**424,931**	346,278
	609,313	560,535

At 31 December 2006, the carrying amount of the Group's inventories was pledged as security for the Group's bank loans amounting to HK$83,048,000 (2005: HK$86,017,000), as further detailed in note 28 to the financial statements.

22. TRADE AND BILLS RECEIVABLES

The trade and bills receivables include trade receivables, net of provision for impairment, of HK$279,400,000 (2005: HK$233,326,000) and bills receivable of HK$269,470,000 (2005: HK$198,324,000). The bills receivable aged less than four months at the balance sheet date for the year. An aged analysis of the trade receivables is as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Less than 4 months	**264,957**	219,060
4 – 6 months	**6,988**	13,496
Over 6 months	**7,455**	770
	279,400	233,326

The Group allows an average credit period of 45 days to its trade customers. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimise the credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. Trade receivables are non-interest-bearing.

At 31 December 2006, the Group had discounted bills receivable of HK$80,757,000 (2005: HK$83,115,000) to the banks with recourse (the "Discounted Bills"). The Discounted Bills were included in the above bills receivable because the derecognition criteria for the financial assets were not met. Accordingly, the advances from the relevant banks received by the Group as consideration for the Discounted Bills at the balance sheet date were recognised as liabilities and included in interest-bearing bank and other borrowings (note 28).

23. DUE FROM RELATED COMPANIES

Particulars of the amounts due from related companies disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance are as follows:

Group

Name	Balance at 31 December 2006 HK$'000	Maximum outstanding during the year HK$'000	Balance at 1 January 2006 HK$'000
Jeanswest Corporation (New Zealand) Limited	–	589	589
G.S. Property Management Limited	230	443	197
Golden Sunshine Enterprises Limited	177	177	151
Harbour Guide Limited	–	29	29
Gloryear Management Limited	317	317	106
	724		1,072

All of the above companies are controlled by Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan, both of whom are directors of the Company.

The amounts due from related companies are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from related companies approximate to their fair values.

24. EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group	
	2006	2005
	HK$'000	HK$'000
Hong Kong listed equity investments, at market value	**180,266**	59,525

The above equity investments at 31 December 2005 and 2006 were classified as held for trading.

25. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

		Group		Company	
		2006	2005	**2006**	2005
	Note	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Cash and bank balances		**477,112**	497,650	**315**	315
Time deposits		**569,598**	790,331	**432,885**	692,677
		1,046,710	1,287,981	**433,200**	692,992
Less: Time deposits pledged for bank overdraft and long term bank loan facilities	28	**(21,784)**	(21,784)	**–**	–
Cash and cash equivalents		**1,024,926**	1,266,197	**433,200**	692,992

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to HK$283,070,000 (2005: HK$347,717,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

At 31 December 2006, certain of the Group's bank deposits with a carrying value of HK$21,784,000 (2005: HK$21,784,000) were pledged to secure banking facilities granted to the Group (note 28).

26. TRADE AND BILLS PAYABLES

The trade and bills payables include trade payables of HK$477,383,000 (2005: HK$405,466,000). An aged analysis of the trade payables is as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Less than 4 months	**435,818**	391,685
4 – 6 months	**38,255**	10,597
Over 6 months	**3,310**	3,184
	477,383	405,466

The trade payables are non-interest-bearing and are normally settled on 90-day terms.

27. DERIVATIVE FINANCIAL INSTRUMENTS

During the year, the Group has entered into various forward currency contracts to manage its foreign currency risk exposures which did not meet the criteria for hedge accounting. Changes in the fair value of non-hedging currency derivatives amounting to HK$11,936,000 (2005: HK$8,370,000) were credited to the income statement during the year.

28. INTEREST-BEARING BANK AND OTHER BORROWINGS

Group – 2006

	Effective interest rate (%)	Maturity	HK$'000
Current			
Finance lease payables (note 29)	2.75 – 6.8	2007	912
Bank overdrafts – unsecured	Prime – Prime+0.5	On demand	17,572
Bank overdrafts – secured	10.75	On demand	2,932
Bank loans – unsecured	HIBOR+1 – 5.58	2007	24,902
Bank loans – secured	HIBOR+0.875 – 10.5	2007	128,683
Advances from bank as consideration for the Discounted Bills (note 22)	HIBOR+0.875	2007	80,757
Trust receipt loans – secured	HIBOR+0.875	2007	73,842
			329,600
Non-current			
Finance lease payables (note 29)	2.75 – 6.8	2008 – 2011	671
			330,271

28. INTEREST-BEARING BANK AND OTHER BORROWINGS *(CONTINUED)*

Group – 2005

	Effective interest rate (%)	Maturity	HK$'000
Current			
Finance lease payables (note 29)	5 – 13	2006	1,381
Bank overdrafts – unsecured	Prime – Prime+2.5	On demand	7,388
Bank overdrafts – secured	Prime – Prime+2.5	On demand	3,742
Bank loans – unsecured	HIBOR+0.875	2006	24,272
Bank loans – secured	HIBOR+0.5	2006	56,169
Advances from banks as consideration for the Discounted Bills (note 22)	HIBOR+0.75	2006	83,115
Trust receipt loans – secured	HIBOR+0.75	2006	75,120
			251,187
Non-current			
Finance lease payables (note 29)	5 – 13	2007 – 2009	1,088
Bank loans – secured	HIBOR+0.5	2007 – 2008	4,916
			6,004
			257,191

28. INTEREST-BEARING BANK AND OTHER BORROWINGS *(CONTINUED)*

	Group	
	2006	2005
	HK$'000	HK$'000
Analysed into:		
Bank loans, trust receipt loans and overdrafts repayable:		
Within one year or on demand	**328,688**	249,806
In the second year	–	4,878
In the third to fifth years, inclusive	–	38
	328,688	254,722
Finance leases repayable:		
Within one year or on demand	**912**	1,381
In the second year	**179**	671
In the third to fifth years, inclusive	**492**	417
	1,583	2,469
	330,271	257,191

Notes:

(a) Certain of the Group's bank overdrafts, trust receipt loans and bank loans are secured by:

(i) mortgages over certain of the Group's buildings which had an aggregate carrying value at the balance sheet date of HK$52,059,000 (2005: HK$52,885,000);

(ii) mortgages over certain of the Group's plant and machinery which had an aggregate carrying value at the balance sheet date of HK$4,042,000 (2005: HK$4,722,000);

(iii) mortgages over certain of the Group's investment properties which had an aggregate carrying value at the balance sheet date of HK$18,333,000 (2005: Nil);

(iv) certain bank deposits at the balance sheet date of HK$21,784,000 (2005: HK$21,784,000); and

(v) floating charges over certain of the Group's inventories with an aggregate carrying amount at the balance sheet date of HK$83,048,000 (2005: HK$86,017,000).

(b) All interest-bearing bank and finance leases are denominated in the functional currency of the entity to which they relate.

28. INTEREST-BEARING BANK AND OTHER BORROWINGS *(CONTINUED)*

Other interest rate information:

	Group			
	2006		2005	
	Fixed rate HK$'000	**Floating rate HK$'000**	Fixed rate HK$'000	Floating rate HK$'000
Finance lease payables	**1,583**	**–**	2,469	–
Bank overdrafts – unsecured	**–**	**17,572**	–	7,388
Bank overdrafts – secured	**–**	**2,932**	–	3,742
Bank loans – unsecured	**4,902**	**20,000**	–	24,272
Bank loans – secured	**8,627**	**120,056**	–	61,085
Advances from banks as consideration for the Discounted Bills	**–**	**80,757**	–	83,115
Trust receipt loans – secured	**–**	**73,842**	–	75,120

29. FINANCE LEASE PAYABLES

The Group leases certain of its plant and machinery and motor vehicles for its manufacturing process and business purposes. These leases are classified as finance leases and have remaining lease terms ranging from three to five years.

At 31 December 2006, the total future minimum lease payments under finance leases and their present values were as follows:

Group

	Minimum lease payments 2006 HK$'000	Minimum lease payments 2005 HK$'000	**Present value of minimum lease payments 2006 HK$'000**	Present value of minimum lease payments 2005 HK$'000
Amounts payable:				
Within one year	**1,015**	1,542	**912**	1,381
In the second year	**236**	756	**179**	671
In the third to fifth years, inclusive	**542**	473	**492**	417
Total minimum finance lease payments	**1,793**	2,771	**1,583**	2,469
Future finance charges	**(210)**	(302)		
Total net finance lease payables	**1,583**	2,469		
Portion classified as current liabilities (note 28)	**(912)**	(1,381)		
Non-current portion (note 28)	**671**	1,088		

30. LONG TERM LOANS FROM MINORITY SHAREHOLDERS

The long term loans from minority shareholders are unsecured, interest-free and are repayable beyond one year. The carrying amounts of the long term loans from minority shareholders approximate to their fair values.

31. DEFERRED TAX

The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets

Group

	Losses available for offset against future taxable profit	
	2006	2005
	HK$'000	HK$'000
At 1 January 2006	**14,525**	11,887
Acquisition of subsidiaries (note 35)	**703**	–
Deferred tax credited to the income statement during the year (note 10)	**441**	3,484
Exchange differences	**1,297**	(846)
Gross deferred tax assets at 31 December 2006	**16,966**	14,525

Deferred tax liabilities

Group

	Depreciation allowance in excess of related depreciation	
	2006	2005
	HK$'000	HK$'000
At 1 January 2006	**411**	1,057
Deferred tax credited to the income statement during the year (note 10)	**(158)**	(620)
Exchange differences	**16**	(26)
Gross deferred tax liabilities at 31 December 2006	**269**	411
Net deferred tax assets at 31 December 2006	**16,697**	14,114

31. DEFERRED TAX *(CONTINUED)*

The Group has tax losses arising in Hong Kong of HK$17,921,000 (2005: HK$30,768,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized in respect of these losses as they have arisen in subsidiaries that have been loss-making for some time and it is not considered probable that taxable profits will be available against which the tax losses can be utilised.

At 31 December 2006, there was no significant unrecognised deferred tax liability (2005: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, jointly-controlled entities or associates as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

32. SHARE CAPITAL

Shares

	Number of ordinary shares		**Company**	
	2006	2005	**2006**	2005
	'000	'000	**HK$'000**	HK$'000
Authorised:				
Ordinary shares of HK$0.10 each	**6,000,000**	6,000,000	**600,000**	600,000
Issued and fully paid:				
Ordinary shares of HK$0.10 each	**1,054,864**	1,049,376	**105,486**	104,938

During the year, the subscription rights attaching to 288,000 and 5,200,000 share options were exercised at the subscription prices of HK$2.564 and HK$2.876 per share, respectively (note 33), resulting in the issue of 5,488,000 shares of HK$0.10 each for a total cash consideration, before expenses, of HK$15,693,000.

32. SHARE CAPITAL *(CONTINUED)*

A summary of the transactions during the year with reference to the above movements in the Company's issued ordinary share capital is as follows:

	Number of shares in issue '000	Issued share capital HK$'000	Share premium account HK$'000	Total HK$'000
At 1 January 2005	1,000,584	100,058	268,668	368,726
Share options exercised	48,792	4,880	90,159	95,039
	1,049,376	104,938	358,827	463,765
Share issue expenses	–	–	(18)	(18)
31 December 2005 and at 1 January 2006	1,049,376	104,938	358,809	463,747
Share options exercised	5,488	548	15,145	15,693
	1,054,864	105,486	373,954	479,440
Share issue expenses	–	–	(16)	(16)
At 31 December 2006	1,054,864	105,486	373,938	479,424

33. SHARE OPTION SCHEMES

On 1 September 2005, the shareholders of the Company approved the termination (to the effect that the Company can no longer grant any further options) of the share option scheme adopted by the Company on 2 September 1996 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"). All options granted and outstanding prior to the termination of the Old Scheme will remain in full force and effect.

(a) Old Scheme

The Old Scheme was adopted by the Company on 2 September 1996. The purpose of the Old Scheme is to provide incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Old Scheme include the executive directors and other full-time employees of the Group.

33. SHARE OPTION SCHEMES *(CONTINUED)*

(a) Old Scheme *(continued)*

Share options under the Old Scheme do not confer rights on the holders to dividends or to vote at shareholders' meetings.

The following share options were outstanding under the Old Scheme during the year:

	Number of shares subject to options					Share options			Price of Company's share***	
		During the year								
Category of participant	At 1 January 2006 '000	Exercised '000	Lapsed '000	Cancelled '000	At 31 December 2006 '000	Date of grant*	Exercise period	Subscription price** HK$	Immediately before the exercise date HK$	At exercise date of share options HK$
Employees in aggregate	7,800	(5,200)	-	-	2,600	16/06/1997	15/06/2000 to 14/06/2007	2.876	3.909	3.915
	12,816	(288)	(1,052)	-	11,476	30/08/1997	16/09/1997 to 29/08/2007	2.564	3.752	3.769
	6,656	-	(1,052)	-	5,604	31/10/1997	31/10/1997 to 30/10/2007	1.800	-	-
	27,272	(5,488)	(2,104)	-	19,680					

33. SHARE OPTION SCHEMES *(CONTINUED)*

(a) Old Scheme *(continued)*

Notes to the reconciliation of share options under the Old Scheme outstanding during the year:

* The vesting period of the share options is from the date of grant until the commencement of the exercise period.

** The subscription price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

*** The price of the Company's shares disclosed immediately before the exercise date of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised.

The 5,488,000 share options exercised during the year resulted in the issue of 5,488,000 ordinary shares of the Company and new share capital of HK$548,000 and share premium of HK$15,145,000 (before issue expenses), as further detailed in note 32 to the financial statements.

At the balance sheet date, the Company had 19,680,000 share options outstanding under the Old Scheme, which represented approximately 1.87% of the Company's shares in issue as at that date. The exercise in full of all outstanding share options would, under the present capital structure of the Company, result in the issue of 19,680,000 additional shares of HK$0.10 each and proceeds of approximately HK$46,989,000.

No theoretical value of share options is disclosed as no share options were granted during the year.

33. SHARE OPTION SCHEMES *(CONTINUED)*

(b) New Scheme

The New Scheme was adopted by the Company on 1 September 2005, unless otherwise terminated or amended, the New Scheme will remain in force for 10 years from the date of adoption.

The purpose of the New Scheme is to attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, officers and directors of the Group; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders.

Pursuant to the New Scheme, the maximum number of shares in respect of which options may be granted must not in aggregate exceed 10% of the shares in issue at the date of approval of the New Scheme. The maximum number of shares issuable under share options to each eligible participant in the New Scheme in any 12-month period is limited to 1% of the ordinary shares of the Company in issue.

The subscription price of the share options is determinable by the board of directors, but shall not be less than whichever is the higher of (i) the closing price of the ordinary shares of the Company as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing prices of the ordinary shares of the Company as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the ordinary share of the Company.

During the year, no share options were granted or exercised under the New Scheme. Therefore, no theoretical value of share options is disclosed.

34. RESERVES

Group

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Asset revaluation reserve HK$'000	Exchange fluctuation reserve (note i) HK$'000	Non-distributable reserves (note ii) HK$'000	Retained profits (note ii) HK$'000	Total HK$'000	Minority interests HK$'000
		Attributable to equity holders of the Company							
At 1 January 2005		268,668	115,551	16,201	(18,604)	5,942	877,376	1,265,134	149,114
Net surplus on revaluation of buildings		-	-	4,960	-	-	-	4,960	851
Exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates		-	-	-	(14,147)	-	-	(14,147)	919
Transfer from retained profits		-	-	-	-	465	(465)	-	-
Dividends paid to minority shareholders		-	-	-	-	-	-	-	(49,887)
Revaluation reserve released on disposal		-	-	(17)	-	-	17	-	17
Profit for the year		-	-	-	-	-	242,809	242,809	48,676
Issue of shares	32	90,159	-	-	-	-	-	90,159	-
Share issue expenses	32	(18)	-	-	-	-	-	(18)	-
Underaccrual of final 2004 dividend	12	-	-	-	-	-	(265)	(265)	-
Interim 2005 dividend	12	-	-	-	-	-	(30,432)	(30,432)	-
Proposed final 2005 dividend	12	-	-	-	-	-	(114,382)	(114,382)	-
Proposed special 2005 dividend	12	-	-	-	-	-	(104,938)	(104,938)	-
At 31 December 2005		358,809	115,551	21,144	(32,751)	6,407	869,720	1,338,880	149,690

34. RESERVES *(CONTINUED)*

Group

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Asset revaluation reserve HK$'000	Exchange fluctuation reserve (note i) HK$'000	Non-distributable reserves (note ii) HK$'000	Retained profits (note ii) HK$'000	Total HK$'000	Minority interests HK$'000
		Attributable to equity holders of the Company							
At 1 January 2006		358,809	115,551	21,144	(32,751)	6,407	869,720	1,338,880	149,690
Exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates		-	-	-	26,744	-	-	26,744	4,220
Transfer from retained profits		-	-	-	-	413	(413)	-	-
Dividends paid to minority shareholders		-	-	-	-	-	-	-	(51,424)
Capital contributed by a minority shareholder		-	-	-	-	-	-	-	670
Revaluation reserve released on disposal		-	-	(90)	-	-	90	-	-
Profit for the year		-	-	-	-	-	271,582	271,582	42,076
Issue of shares	32	15,145	-	-	-	-	-	15,145	-
Share issue expenses	32	(16)	-	-	-	-	-	(16)	-
Underaccrual of final 2005 dividend	12	-	-	-	-	-	(1,063)	(1,063)	-
Interim 2006 dividend	12	-	-	-	-	-	(33,756)	(33,756)	-
Proposed final 2006 dividend	12	-	-	-	-	-	(129,115)	(129,115)	-
Proposed special 2006 dividend	12	-	-	-	-	-	(105,486)	(105,486)	-
At 31 December 2006		373,938	115,551	21,054	(6,007)	6,820	871,559	1,382,915	145,232

Notes: (i) Included in the exchange fluctuation reserve is an amount of HK$28,191,000 (2005: exchange gains of HK$15,386,000), representing the exchange gains arising on the translation of loans to overseas subsidiaries that are not repayable in the foreseeable future and, in the opinion of the directors, are part of the Company's net investments in the subsidiaries.

(ii) Pursuant to the relevant laws and regulations for Sino-foreign joint venture enterprises, a portion of the profits of the Group's subsidiaries and jointly-controlled entities in Mainland China has been transferred to non-distributable reserves, which are restricted as to use.

34. RESERVES *(CONTINUED)*

Company

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2005		268,668	377,567	516,889	1,163,124
Issue of shares		90,159	–	–	90,159
Share issue expenses		(18)	–	–	(18)
Profit for the year	11	–	–	15,723	15,723
Underaccrual of final 2004 dividend	12	–	–	(265)	(265)
Interim 2005 dividend	12	–	–	(30,432)	(30,432)
Proposed final 2005 dividend	12	–	–	(114,382)	(114,382)
Proposed special 2005 dividend	12	–	–	(104,938)	(104,938)
At 31 December 2005 and at 1 January 2006		358,809	377,567	282,595	1,018,971
Issue of shares		15,145	–	–	15,145
Share issue expenses		(16)	–	–	(16)
Profit for the year	11	–	–	25,483	25,483
Underaccrual of final 2005 dividend	12	–	–	(1,063)	(1,063)
Interim 2006 dividend	12	–	–	(33,756)	(33,756)
Proposed final 2006 dividend	12	–	–	(129,115)	(129,115)
Proposed special 2006 dividend	12	–	–	(105,486)	(105,486)
At 31 December 2006		373,938	377,567	38,658	790,163

The Group's contributed surplus represents the difference between the nominal value of the share capital issued by the Company and the aggregate of the share capital and the share premium of the subsidiaries acquired pursuant to the Group reorganisation prior to the listing of the Company's shares in 1996.

The Company's contributed surplus represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the Group reorganisation, over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders under certain circumstances.

35. BUSINESS COMBINATION

On 7 April 2006, the Group acquired a 100% interest in Goldpromise Limited from directors of the Company. Goldpromise Limited and its subsidiaries (collectively "Goldpromise Group") engage in the retailing of jeans and other fashion goods in New Zealand. Further details of the transactions are included in note 40(b) to the financial statements. The purchase consideration for the acquisition was in the form of cash, with HK$42,263,000 paid at the completion date on 27 May 2006.

The fair values of the identifiable assets and liabilities of Goldpromise Group as at the date of acquisition and the corresponding carrying amounts immediately before the acquisition were as follows:

	Notes	**Fair value recognised on acquisition** HK$'000	**Carrying amount** HK$'000
Property, plant and equipment	14	8,720	8,720
Deferred tax assets	31	703	703
Cash and bank balances		14,166	14,166
Inventories		12,248	12,248
Prepayments and other receivables		7,610	7,610
Tax recoverable		194	194
Trade payables		(274)	(274)
Accruals and other payables		(3,147)	(3,147)
Shareholders' loan		(36,569)	(36,569)
		3,651	3,651
Goodwill on acquisition	17	38,612	
Satisfied by cash		42,263	

35. BUSINESS COMBINATION *(CONTINUED)*

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	HK$'000
Cash consideration	(42,263)
Shareholders' loan	(36,569)
Cash and bank balances acquired	14,166
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	(64,666)

Since its acquisition, Goldpromise Group contributed HK$64,693,000 to the Group's revenue and HK$5,022,000 to the consolidated profit for the year ended 31 December 2006.

Had the combination taken place at the beginning of the year, the revenue from continuing operations of the Group and the profit of the Group for the year would have been HK$4,433,384,000 and HK$313,851,000, respectively.

36. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

Major non-cash transaction

During the year, the Group entered into finance lease arrangements in respect of property, plant and equipment with a total capital value at the inception of the leases of HK$901,000 (2005: HK$596,000).

37. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank guarantees provided for facilities granted to subsidiaries	–	–	**841,660**	1,079,860
Extent of the guaranteed facilities utilised by subsidiaries	–	–	**9,738**	27,062

38. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment properties (note 15 to the financial statements) under operating lease arrangements, with leases negotiated for terms ranging from two to three years. The terms of the lease generally also require the tenants to pay security deposits.

At 31 December 2006, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Within one year	**2,772**	119
In the second to fifth years, inclusive	**7,252**	–
	10,024	119

38. OPERATING LEASE ARRANGEMENTS *(CONTINUED)*

(b) As lessee

The Group leases certain of its plant and machinery, retail stores and office properties under operating lease arrangements, with leases negotiated for terms ranging from three to six years.

At 31 December 2006, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Within one year	**386,981**	291,311
In the second to fifth years, inclusive	**713,256**	554,700
After five years	**213,430**	174,446
	1,313,667	1,020,457

39. COMMITMENTS

In addition to the operating lease commitments detailed in note 38(b) above, the Group had the following commitments at the balance sheet date:

Capital commitments

	Group	
	2006	2005
	HK$'000	HK$'000
Contracted, but not provided for:		
Construction in progress	**10,946**	27,284
Authorised, but not contracted for:		
Construction in progress	**3,675**	35,774
Capital contributions payable to associates	**–**	12,900
	3,675	48,674
	14,621	75,958

At the balance sheet date, the Company had no significant commitments.

40. RELATED PARTY TRANSACTIONS

(a) In addition to the connected transactions disclosed in the report of the directors, which were also related party transactions, the Group had the following material transactions with related parties during the year:

		Group	
		2006	2005
	Notes	**HK$'000**	HK$'000
Purchases of raw materials from jointly-controlled entities	(i)	**22**	172
Processing charges paid to jointly-controlled entities	(ii)	**106,600**	63,449
Processing charge paid to an associate	(ii)	**4,052**	33,045
Management fee paid to an associate	(iii)	**–**	5,968
Sales of goods to associates	(iv)	**188**	293

Notes:

(i) The directors consider that purchases of raw materials were made according to terms and conditions comparable to those offered to other customers of the jointly-controlled entities.

(ii) The processing charges were calculated at the costs incurred by the jointly-controlled entities and associates plus a mark-up agreed between the parties.

(iii) The management fee was based on direct costs incurred, plus a mark-up agreed between the parties.

(iv) The sales to the associates were made according to the published prices and conditions offered to the major customers of the Group.

(b) Other transactions with related parties:

During the year, the Group acquired subsidiaries, Goldpromise Group, from directors of the Company for HK$42,263,000, based on an internal valuation of the business performed by the Company. Further details of the transaction are included in note 35 to the financial statements.

40. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(c) Outstanding balances with related parties:

(i) As disclosed in the consolidated balance sheet, the Group had outstanding receivables from its related companies of HK$724,000 (2005: HK$1,072,000), as at the balance sheet date. The receivables are unsecured, interest-free and have no fixed terms of repayment.

(ii) Details of the Group's loans to and amounts due from/to its associates as at the balance sheet date are included in note 20 to the financial statements, and details of the Group's amounts due from/to its jointly-controlled entities are included in note 19 to the financial statements.

(iii) Details of the Group's long term loans from its minority shareholders are included in note 30 to the financial statements.

(d) Compensation of key management personnel of the Group:

	2006	2005
	HK$'000	HK$'000
Short term employee benefits	**34,905**	37,088
Post-employment benefit	**859**	821
Total compensation paid to key management personnel	**35,764**	37,909

Further details of directors' emoluments are included in note 8 to the financial statements.

41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments, other than derivatives, comprise bank loans, finance leases and cash and short term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been, throughout the year under review, the Group's policy that trading in financial instruments shall be undertaken to enhance the yield from idle fund. The Group's accounting policies in relation to derivatives are set out in note 2.4 to the financial statements.

The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

Cash flow interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long term debt obligation with a floating interest rate.

The Group's policy is to manage its interest cost under variable rate debts. As the Group's long term debt obligation is not significant, the Group does not anticipate significant impact under this type of risks.

Foreign currency risk

The Group manages its foreign currency risk with trading policies and close monitoring of adherence to such policies. The Group has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units' functional currency.

The Group's functional currencies consist of Hong Kong dollars, RMB, New Zealand dollars and Australian dollars. As Hong Kong dollars are pegged to United States dollars, the Company does not anticipate significant movement in the exchange rates except those relating to Australian dollars. Approximately 18% (2005: 20%) of the Group's sales are denominated in Australian dollars while almost 23% (2005: 24%) of the related costs are denominated in United States dollars. The Group enters into forward contracts to hedge the foreign currency risk.

41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(CONTINUED)*

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents and certain derivative instruments, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and finance leases. The Group's policy is to match the maturity of borrowings with expected cash inflow from the relevant assets acquired to ensure proper funding.

Fair values

As at 31 December 2006, the carrying amounts of the Group's financial assets and liabilities approximated to their fair values.

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES

The table below lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Particulars of the principal subsidiaries are as follows:

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2006	2005	Principal activities
Glorious Sun Enterprises (BVI) Limited*	British Virgin Islands/ Hong Kong	US$200	**100**	100	Investment holding
Jeanswest (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	**100**	100	Investment holding
Jeanswest International (L) Limited	Malaysia/ Hong Kong	US$1	**100**	100	Investment holding
Glorious Sun Licensing (L) Limited	Malaysia/ Hong Kong	US$1	**100**	100	Holding of trademarks
Jeanswest Investments (Australia) Pty. Ltd.	Australia	A$12,002,202	**100**	100	Investment holding
Jeanswest Wholesale Pty. Ltd.	Australia	A$2	**100**	100	Trading of apparel
Jeanswest Corporation Pty. Ltd.	Australia	A$11,000,000 Ordinary A$1,000,000 A class shares	**100**	100	Retail of apparel in Australia

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2006	2005	Principal activities
Renher Pty. Ltd.	Australia	A$2,200 Ordinary	**100**	100	Provision of shop leasing services in Australia
Goldpromise Limited	British Virgin Islands/ Hong Kong	US$2 Ordinary	**100**	–	Investment holding
Jeanswest Corporation (New Zealand) Limited	New Zealand	NZD1,191,264 Ordinary	**100**	–	Retail of apparel in New Zealand
Jeanswest International (H.K.) Limited	Hong Kong/ Mainland China	HK$10,000,000 Ordinary	**100**	100	Retail of apparel in Mainland China
Advancetex Investment Limited	Hong Kong/ Mainland China	HK$10,000,000 Ordinary	**100**	100	Retail of apparel in Mainland China
Glorious Sun Industries (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	**100**	100	Investment holding
The Glorious Sun Fashion Garment Manufactory (H.K.) Limited	Hong Kong	HK$2,600,000 Ordinary	**100**	100	Trading of apparel

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2006	2005	Principal activities
Pacific Potential Trading Company Limited	Hong Kong	HK$200,000 Ordinary	**100**	100	Provision of agency services
Advancetex International Trading (HK) Company Limited	Hong Kong	HK$6,000,000 Ordinary	**100**	100	Trading and production of apparel
Parkent Industries Limited	Hong Kong	HK$600,000 Ordinary	**100**	100	Import and export of apparel
Gold Treasure Investment Limited	Hong Kong	HK$2 Ordinary	**100**	100	Provision of production management services
Advancetex Fashion Garment Mfy. (Hui Zhou) Limited**	Mainland China	US$8,128,000 paid up to US$6,128,000	**100**	100	Manufacturing of apparel
新東江服飾(惠州)有限公司**	Mainland China	US$7,000,000	**100**	100	Manufacturing and trading of apparel
Glorious Sunshine Textiles Company Limited	Hong Kong	HK$10,000,000 Ordinary	**100**	100	Import and distribution of textile products

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2006	2005	Principal activities
Sparrow Apparels Limited#	Bangladesh	Tk10,000,000 Ordinary	**70**	70	Manufacturing of apparel
Gennon Industries Limited	Hong Kong	HK$10,000 Ordinary	**100**	100	Investment holding
大進貿易(惠州)有限公司**	Mainland China	HK$500,000	**100**	100	Trading of apparel
Chapman International Macao Commercial Offshore Limited	Macau	MOP100,000	**50.4**	50.4	Trading of apparel
Main Pui Investments Limited	Hong Kong	HK$1,460,000 Ordinary	**50.4**	50.4	Property holding and provision of management services
Recent Garments and Knitting Industries Ltd.#	Bangladesh	Tk100,000 Ordinary	**35.3**##	35.3	Manufacturing of apparel
Shamoli Garments Limited#	Bangladesh	Tk10,000,000 Ordinary	**35.3**##	35.3	Manufacturing of apparel

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2006	2005	Principal activities
P.T. Crownfund Garment Factory#	Indonesia	US$1,000,000	**47.9##**	47.9	Manufacturing of apparel
Gennon (Cambodia) Garment Manufacturing Ltd.#	Cambodia	US$500,000 Ordinary	**50.4**	50.4	Manufacturing of apparel
惠州新安制衣廠有限公司***	Mainland China	HK$5,000,000	**48.4##**	48.4	Manufacturing of apparel
Dongguan Ming Hoi Dyeing & Finishing Factory Co., Ltd.**	Mainland China	HK$195,230,000 paid up to HK$192,014,320	**50.4**	50.4	Provision of dyeing and knitting services
Recent Sweaters Limited#	Bangladesh	Tk200,000 Ordinary	**35.3##**	35.3	Manufacturing of apparel
Rays The Glorious Investment (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	**100**	100	Investment holding
Full Yuen Investments Limited	Hong Kong	HK$2 Ordinary	**100**	100	Investment holding

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2006	2005	Principal activities
Shijiazhuang Changhong Building Decoration Engineering Co., Ltd.***	Mainland China	US$2,100,000	**65**	65	Provision of interior decoration and renovation services
Taizhou Famebish Apparel Co. Ltd.***	Mainland China	US$100,000	**60**	60	Manufacturing of apparel

* *Directly held by the Company.*

** *Registered as wholly-foreign-owned enterprises under the PRC law.*

*** *Registered as sino-foreign equity joint ventures under the PRC law.*

\# *Not audited by Ernst & Young Hong Kong or other Ernst & Young International member firms.*

\## *Subsidiaries of a non-wholly-owned subsidiary of the Company and, accordingly, are accounted for as subsidiaries by virtue of the Company's control over them.*

During the year, the Group acquired Goldpromise Group from directors of the Company. Further details of this acquisition are included in notes 35 and 40(b) to the financial statements.

43. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 11 April 2007.

A summary of the published results of the Group for the last five financial years/period, as extracted from the audited financial statements, is set out below.

	Year ended 31 December 2006 HK$'000	Year ended 31 December 2005 HK$'000	Year ended 31 December 2004 HK$'000	Year ended 31 December 2003 HK$'000	Period from 1 April 2002 to 31 December 2002 HK$'000
REVENUE	**4,397,359**	3,802,398	3,583,751	3,310,309	2,436,567
Operating profit (after finance costs)	**362,294**	325,872	341,111	318,315	217,324
Share of profits and losses of jointly-controlled entities and associates	**28,950**	45,059	21,828	33,524	21,656
Profit before tax	**391,244**	370,931	362,939	351,839	238,980
Tax	**(77,586)**	(79,446)	(90,196)	(94,548)	(49,130)
Profit for the year	**313,658**	291,485	272,743	257,291	189,850
Attributable to:					
Ordinary equity holders of the Company	**271,582**	242,809	219,193	164,843	128,693
Minority interests	**42,076**	48,676	53,550	92,448	61,157
	313,658	291,485	272,743	257,291	189,850

A summary of the published assets, liabilities and minority interests of the Group for the last five financial years/period, as extracted from the audited financial statements, is set out below.

	31 December 2006 HK$'000	31 December 2005 HK$'000	31 December 2004 HK$'000	31 December 2003 HK$'000	31 December 2002 HK$'000
Property, plant and equipment	**737,086**	622,163	497,356	492,132	466,968
Investment properties	**21,433**	2,500	1,900	1,650	1,650
Prepaid land lease payments	**17,510**	17,209	17,618	18,027	16,396
Goodwill	**38,612**	–	–	–	–
Interests in jointly-controlled entities and associates	**227,209**	235,674	186,247	129,377	89,221
Permanent quota	**–**	–	–	1,165	1,540
Deferred tax assets	**16,966**	14,525	11,887	–	–
Current assets	**2,653,179**	2,519,866	2,313,783	2,232,687	1,998,395
TOTAL ASSETS	**3,711,995**	3,411,937	3,028,791	2,875,038	2,574,170
Current liabilities	**1,833,421**	1,583,294	1,373,906	1,283,908	1,092,865
Interest-bearing bank and other borrowings (non-current portion)	**671**	6,004	25,061	53,722	61,257
Long term loans from minority shareholders	**9,400**	9,400	9,400	9,400	9,400
Deferred tax liabilities	**269**	411	1,057	1,750	2,019
TOTAL LIABILITIES	**1,843,761**	1,599,109	1,409,424	1,348,780	1,165,541
NET ASSETS	**1,868,234**	1,812,828	1,619,367	1,526,258	1,408,629
MINORITY INTERESTS	**145,232**	149,690	149,114	183,859	158,025





旭 日 企 業 有 限 公 司

(於百慕達註冊成立之有限公司)

(股份代號:393)

2006 業績報告


JEANSWEST
真維斯

核心業務

服裝的零售、貿易及製造

企業宏圖

零售業務
成為所處地區服裝零售市場的領導者

出口業務
成為服裝經營者的最佳供應商之一

企業使命

向顧客提供物超所值的產品及服務。務求令：

- 顧客滿意、
- 員工有機會發揮所長、
- 股東獲取合理回報、
- 合作伙伴同步成長，
  最終獲取社會效益。

集團資料 2

股東週年大會通告 3

董事長報告 9

財務摘要 18

業務摘要 21

企業管治報告 23

董事局報告 30

獨立核數師報告 43

合併損益表 45

合併資產負債表 46

合併股東權益變動表概要 48

合併現金流量表 49

資產負債表 52

財務報表附註 53

財政概要 135

董事

執行董事
楊釗博士 銀紫荊星章 太平紳士*（董事長）*
楊勳先生*（副董事長）*
楊浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生
張興基先生

獨立非執行董事
王敏剛 銅紫荊星章 太平紳士
劉漢銓 金紫荊星章 太平紳士
鍾瑞明 金紫荊星章 太平紳士

非執行董事
林家禮博士

公司秘書

梅守強先生

授權代表

鮑仕基先生
許宗盛 太平紳士

法律顧問

香港
孖士打律師行

百慕達
Conyers, Dill & Pearman

核數師

安永會計師事務所
執業會計師

股份過戶登記總處

The Bank of Bermuda Limited
6 Front Street
Hamilton, HM11
Bermuda

香港股份過戶登記分處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

美國存股證存托處

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor — West
New York, NY 10286
U.S.A.

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點

香港九龍觀塘
巧明街97號
旭日集團大廈

主要往來銀行

香港上海滙豐銀行有限公司
渣打銀行
中國銀行（香港）有限公司
恒生銀行有限公司
東方匯理銀行
花旗銀行

網址

http://www.glorisun.com

股份代號

393

茲通告旭日企業有限公司(「本公司」)訂於二零零七年六月二十二日(星期五)下午二時正假座香港九龍尖沙咀廣東道23號海港城太子酒店三樓北京廳I舉行股東週年大會，藉以處理下列事項：

(1) 省覽及採納截至二零零六年十二月三十一日止年度之財務報表及董事局報告與核數師報告。

(2) 宣派截至二零零六年十二月三十一日止年度之末期股息。

(3) 宣派截至二零零六年十二月三十一日止年度之特別股息。

(4) 選舉董事並授權董事局釐定董事酬金。

(5) 聘任核數師，並授權董事局釐定其酬金。

(6) 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

普通決議案

(A) 「**動議**：

(I) 在本決議案(III)分段之限制下，一般性及無附帶條件批准本公司董事局，在有關期間(如下文所定義)內，行使本公司所賦權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等權力之售股建議、協議及認股權；

(II) 本決議案(I)分段之批准，將授權本公司董事局可在有關期間內，作出或授予可能須於有關期間終止後行使此等權力之售股建議、協議及認股權；

(III) 本公司董事局依據本決議案(I)分段之批准所發行或有附帶條件或無附帶條件同意配發（不論是否依據認股權而配發者）之股本面值總額，不得超過:(aa) 本公司於本決議案日期之已發行股本面值總額百分之二十；及 (bb)（如本公司董事局已由本公司股東於另一普通決議案授權）本公司於本決議案日期起購回本公司股本面值（最高相等於本決議案日期之已發行股本面值總額百分之十）之總額，而該批准須受此數額限制；惟不包括(a)配售新股（如下文所定義），或行使任何可轉換為本公司股份之證券之認購權或換股權而發行之本公司股份，或(b)依據本公司現時採納之購股權計劃或相類安排授予本公司或其附屬公司行政人員及／或僱員認購本公司股份之權利而發行之本公司股份，或(c)以替代全部或部份股息之任何以股代息或相類安排（根據本公司之公司細則）而發行之本公司股份；及

(IV) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；及

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。

「配售新股」乃指本公司董事局，於指定期間內，向於指定記錄日期名列股東名冊之股份持有人，按其當時之持股比例發售新股(惟本公司董事局有權在需要或權宜之情況下，就零碎股權或香港以外任何地區之法律限制或責任或任何認可管制機構或證券交易所之規定，取消若干股東在此方面之權利或另作安排)。」

(B) 「**動議**：

(I) 在本決議案(II)分段之限制下，一般性及無附帶條件批准本公司董事局在有關期間(如下文所定義)內行使本公司所賦權力，以回購本公司已發行股本中之股份；

(II) 本公司依據本決議案(I)分段批准在有關期間內回購之本公司股本，面值總額不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而該批准亦須受此數額限制；及

(III) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；及

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。」

(C) 「**動議**授權本公司董事局，行使根據此會議通告中(本決議案構成其中一部份)之決議案(6)(A)(I) 分段，有關本公司之股本決議案(III)(bb) 分段所言之權力。」

(7) 處理本公司任何其他普通事項。

承董事局命

梅守強
公司秘書

香港，二零零七年四月三十日

主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

附註：

1. 凡有權在上述通告召開之大會出席及投票之股東，均有權委任一位代表代其出席大會並投票。一位股東持有兩股或以上者，可委任多於一位代表代其投票。受委代表毋須為本公司股東。

2. 隨附大會適用之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送交本公司主要營業地點香港九龍觀塘巧明街97號旭日集團大廈，方為有效。

3. 本公司將由二零零七年六月十八日(星期一)起至二零零七年六月二十二日(星期五)止(首尾兩天包括在內)暫停辦理股份過戶登記手續，以便確定獲擬派末期股息及特別股息之股東及有權出席大會及投票之股東之身份。為獲派擬派之末期股息及特別股息，所有股份過戶表格連同有關股票必須於二零零七年六月十五日(星期五)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)。

4. 有關通告內選舉董事的第(4)項議程，張慧儀女士、劉漢銓太平紳士、鍾瑞明太平紳士及林家禮博士須根據本公司之公司細則第110(A)條於即將舉行之股東週年大會輪值退任，惟合資格並願意膺選連任。

5. 於即將舉行之股東週年大會被重選的董事的簡歷及其出任本公司董事的年期均載列於本年報的「董事及高級管理人員簡歷」一節內。

6. 截至二零零六年十二月三十一日止年度支付予各將於即將舉行之股東週年大會重選的董事的酬金，載列於本年報的財務報表附註8；而酬金計算方式，則載列於本年報的「酬金政策」一節內。

7. 下文列出於即將舉行之股東週年大會被重選的董事的其他個人資料，以協助股東就重選董事作出知情的決定。就於即將舉行之股東週年大會重選的董事而言，除了本第7段及上文第4至6段所載資料外，並沒有任何根據香港聯合交易所有限公司證券上市規則第13.51(2)條的任何規定而須予披露的資料，也沒有必須股東垂注的其他事宜。

7.1 張慧儀女士，現年55歲，為本公司之執行董事及楊勳先生之配偶。於二零零七年四月二十三日，印刷本通告之最後實際可行日期(「最後實際可行日期」)，張慧儀女士根據證券及期貨條例(「證券及期貨條例」)第XV部之界定持有本公司6,730,000股股份及被視為持有534,268,000股股份(398,988,000股股份(其中6,600,000股股份為淡倉)是由Glorious Sun Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生(張慧儀女士之配偶)分別持有51.934%及48.066%)；133,540,000股股份由Advancetex Holdings (BVI) Limited 持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生(張慧儀女士之配偶)分別持有51.934% 及48.066%)及1,740,000股股份由旭日投資發展有限公司持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生(張慧儀女士之配偶)各自持有50%)。

7.2 劉漢銓太平紳士，現年59歲，為本公司之獨立非執行董事。劉先生為北京控股有限公司、越秀投資有限公司、越秀交通有限公司、勤＋緣媒體服務有限公司、僑福建設企業機構及永亨銀行有限公司之董事。劉先生根據證券及期貨條例第XV部之界定於股份之權益已列載於本年報「董事於證券之權益及淡倉」一節內。有關資料於最後實際可行日期並無任何變動。

7.3 鍾瑞明太平紳士，現年55歲，為本公司之獨立非執行董事。鍾先生為亨達國際控股有限公司、泰盛國際(控股)有限公司、中國網通集團(香港)有限公司、美麗華酒店企業有限公司及玖龍紙業(控股)有限公司之董事。在過去三年間，鍾先生曾為世茂國際控股有限公司(前稱世茂中國控股有限公司)及國際金融社控股有限公司(前稱金融社控股有限公司)之董事。鍾先生並無持有本公司之任何股份權益。

7.4 林家禮博士，現年47歲，為本公司之非執行董事。他為True Corporation Public Company Limited、杰俐有限公司、和記港陸有限公司、資本策略投資有限公司、銘源醫療發展有限公司、黃河實業有限公司、遠東控股國際有限公司、財華社集團有限公司、東方明珠創業有限公司、匯富金融控股有限公司、美亞娛樂資訊集團有限公司、Telecard Limited、中華網科技公司及神州奧美網絡(國際)有限公司之董事。在過去三年間，林博士曾為正大企業國際有限公司、和記環球電訊控股有限公司(於二零零五年七月十八日撤回上市地位)、亞洲電信媒體有限公司及真樂發控股有限公司(前稱興旺行有限公司)之董事。

林博士曾於二零零一年八月一日至二零零一年十二月二十一日期間出任一家於新加坡註冊成立的私人有限公司Pandora Interactive Studio Pte. Ltd.(「Pandora」)的非執行董事，以及曾於一九九九年十二月十五日至二零零四年十月二十七日期間出任一家於香港註冊成立的私人有限公司i-STT Hong Kong Limited(「i-STT」)的董事。Pandora從事數碼動畫支援服務而i-STT從事互聯網相關服務。Pandora由其股東於二零零二年六月十四日自願清盤，並將近完成(尚餘步驟為落實結清稅項、清付末期股息及結束公司賬戶)，涉及金額約1,250,000新加坡元。i-STT於二零零一年九月十二日由債權人自願清盤並已完成，涉及金額約100,000,000港元。

林博士並無持有本公司之任何股份權益。

8. 根據本公司之公司細則，任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求被下列人士提出(在宣布舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時)。

(i) 由大會主席；或

(ii) 由至少三名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席並於當時有權表決之股東；或

(iii) 由佔全體有權在該大會上投票而擁有不少於十分之一的投票權的一名或多於一名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席之股東；或

(iv) 由任何親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席且持有授予在大會上投票權的本公司股份之一名或多於一名股東，而就該等股份之已繳足總款額乃相等於不少於授予該投票權之全部股份已繳足總款額之十分之一。



集團業績

二零零六年世界經濟持續向好，集團主要經營之市場市道暢旺，期內零售業務取得雙位數的銷售增長，出口銷售總額亦錄得接近10%的升幅。集團之主要零售品牌「真維斯」的知名度及受歡迎度日益提高，期內有關機構據中國社會調查所在全國十幾個城市就287家中外企業服裝品牌進行調研的結果，評選出真維斯品牌休閑服裝為「2006年中國服裝行業領袖品牌」。中國政府有關單位亦正式確認「真維斯」為中國馳名品牌。澳、紐零售市道平穩，Jeanswest下半年的表現，較上半年佳，故銷售額同比去年能保持增長，經營溢利率亦有所改善。期內收購了紐西蘭的Jeanswest業務，其銷售表現符合管理層的預期。去年第四季Jeanswest以特許經營方式在中東開店，市場反應令人鼓舞。

旭日極速(Quiksilver Glorious Sun)業務增長理想，品牌知名度在國內亦不斷提高。旭日宜泰(GSIT)表現則有待改善，由於業務擴展進度較快，前期投資令經營虧損卻較去年為高。集團已促使其管理層作出調整，務求業務表現能有較平衡的發展。總體而言，集團零售業務發展勢頭良好，反映管理層以零售為核心業務的經營策略已進一步取得成效。



期內管理層將競爭力弱的菲律賓及印尼工廠關閉，但總體仍能保持以往產量，競爭力亦有所提高，故出口業務銷售總額有接近10%的增長。

在回顧年度內，集團財政狀況良好，存貨亦處於健康水平。於二零零六年十二月三十一日，集團淨現金有716,439,000港元(二零零五年: 1,030,790,000港元)。截至二零零六年十二月三十一日止的財政年度內，集團綜合營業總額為4,397,359,000港元（二零零五年: 3,802,398,000港元），而股東應佔純利為271,582,000港元(二零零五年: 242,809,000港元)，對比去年分別上升15.65%及11.85%。

股息

董事局已議決向股東建議派發截至二零零六年十二月三十一日止年度末期股息每股12.24港仙(二零零五年：10.90港仙)及特別股息每股10.00港仙(二零零五年：10.00港仙)。末期股息連同特別股息總額為234,601,000港元；需經由股東在二零零七年六月二十二日(星期五)舉行之股東週年大會上批准。倘獲股東通過，末期股息及特別股息預期約於二零零七年六月二十九日(星期五)派發予二零零七年六月二十二日(星期五)登記於本公司股東名冊之股東。

業務回顧

零售業務

在回顧年度內，零售業務增長勢頭不變。雖然競爭熾熱，租金上揚，但真維斯在中國內地的銷售，仍保持雙位數的升幅。存貨可供銷售日為51天(二零零五年：54天)。集團零售網絡在2006年底時有店舖1,804間(二零零五年: 1,507間)，其中包括特許經營店777間(二零零五年: 628間)。網絡內新增國家/地區，有杜拜、紐西蘭及澳門。截至二零零六年十二月

三十一日止的財政年度，本集團在中國及澳、紐錄得零售總額達2,918,766,000港元（二零零五年：2,492,489,000港元），同比去年上升了 17.10%，零售佔綜合銷售總額從去年65.55%進一步提升至今年66.38%。



1. 在中國

i. 真維斯

集團在中國的零售業務，仍以真維斯品牌為主。回顧期內，市道暢旺，但營商環境競爭日益激烈，幾乎每月均有新品牌進入市場。營運成本亦有上升壓力，尤以租金最為明顯；加上時令不正，冬季氣溫過暖，加強了營運的難度，但由於經營策略得宜，能因應市場變化作出適當的回應，使所佔市場份額繼續擴大。除每年舉行全國休閑服設計比賽 — 真維斯杯外，更與安徽衛視合作舉行「真維斯超級新秀」比賽，並在全國播放，使真維斯的品牌形象進一步提升。品牌投資與推廣力度亦較去年為大，回顧年度內銷售額增至2,050,979,000港元（二零零五年：1,716,268,000港元），與去年同期相較有19.50%的升幅。

在二零零六年十二月三十一日，真維斯在中國內地有店鋪1,374間（二零零五年：1,162間），其中包括特許經營店717間（二零零五年: 567間），網絡覆蓋超過250個城市。

ii. 旭日極速（Quiksilver Glorious Sun）

旭日極速業務發展良好，銷售額較去年同期增長超過50%，店鋪數目由去年15間增至23間，其中加盟店佔2間。店鋪分佈亦由香港及上海伸延至深圳、北京及澳門。經過一連串的推廣活動，Quiksilver及Roxy在國內的知名度已大大提高。

iii. 旭日宜泰（GSit）

期內旭日宜泰自營店面積及銷售額同比去年有逾60%的增長。Kenzo品牌在中國內地的業務亦歸併至旭日宜泰。由於在過去一年之急速擴展，遂導致投資加大及開支劇增，使全年虧損比去年為高。GSit在台灣的業務亦因市道欠佳，表現較預算為差。集團有鑑及此，除督促GSit管理層進行整頓外，亦為此作出了適當的財務撥備。

2. 在澳、紐



在回顧年度內，澳洲經濟好壞參半，原料價格高企有利經濟，故失業率處於三十年來的低位，但澳元利息卻一再加升，影響消費意慾。幸JEANSWEST品牌認受性高，產品偏向趨時的設計又深受顧客歡迎，故在平淡的市道中全年銷售保持升勢，經營溢利率亦有所改善。期內收購了紐西蘭JEANSWEST業務，其表現符合管理層的預期。

截至二零零六年十二月三十一日止的財政年度，澳、紐銷售總額達 867,787,000港元（二零零五年：776,221,000港元），同比去年增長了11.80%。在二零零六年十二月三十一日，澳、紐零售網絡有店鋪220間（二零零五年: 190間），其中包括6間特許經營店（二零零五年: 6間）。

出口業務

二零零六年美國零售市道向好，出口單價大體平穩。但生產方面有成本上升的壓力，集團管理層按既定策略將競爭力弱的菲律賓及印尼生產基地關閉。經過一番調整後，集團生產能力大體保持在以往的水平，但競爭力卻較以往為佳。

截至二零零六年十二月三十一日止的年度內，出口銷售額上升了9.23 % 至 1,254,136,000（二零零五年: 1,148,110,000港元），佔集團綜合銷售總額的 28.52 %（二零零五年: 30.19%）。

其他業務

其他業務主要是布匹買賣。在回顧期內，共錄得銷售額224,457,000港元（二零零五年: 161,799,000港元），與去年相比上升了38.73%。

財務狀況

本集團的財務狀況日益健康。正如前文所述，存貨水平於回顧期內繼續趨向更好方面發展。年內本集團亦有訂立外匯期貨合約，用以穩定澳元收入之匯兑風險。

人力資源

於二零零六年十二月三十一日，本集團之僱員總數約31,000人（二零零五年: 31,000人）。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予花紅及購股權。

社會責任

我們堅信企業除要優化盈利表現外，亦應盡其社會責任。集團除生產時，嚴格遵守環保法規的要求，盡力減免廢水、廢氣的排放外，更積極參與社會公益事業，如為澳洲「The Children Medical Research Institute」籌務經費；贊助香港苗圃與香港消防義工隊的活動等。管理層及員工更解囊捐助中國人口較少民族發展，捐款予香港理工大學、暨南大學及到錦州扶貧。期內大股東及管理層更私人捐款予香港愛滋病基金會以防治愛滋疾病。故管理層成員榮膺「粵、港、澳捐資公益事業先驅人物」，及「中國公益大使」的稱號。

展望

展望下年度，雖然美國經濟或許因次級樓宇按揭問題而導致經濟放緩，但中國經濟增長動力仍在，加上政府政策正鼓勵以內部消費帶動經濟增長；故預期中國內地零售市道在二零零七年仍會持續向上。澳洲經濟估計大體仍能保持平穩，故集團管理層仍將以進取態度，

積極擴展零售業務，並以中國內地市場為重心。真維斯在國內之零售策略仍以大力提升品牌形象與產品設計及質量為主，務求為顧客帶來「真正價值」。並爭取在黃金地段多開設形象店及龍頭店以鞏固現有的領導地位。



澳、紐零售經營策略除聚焦在Jeanswest形象之提升外，更將深化及豐富Alba Fan Club及Jeanswest牛仔褲系列，務求以時尚設計及更優的品質，爭取顧客支持，從而加大所佔的市場份額。此外，集團的零售海外拓展計劃，除繼續在中東以特許經營方式開店外，亦爭取將真維斯Jeanswest零售網絡以特許經營方式伸展至東南亞。

旭日極速(Quiksilver Glorious Sun)在二零零七年將會加快發展步伐，並爭取增加產品在國內的生產量，



從而提升其毛利率，為提早達到收支平衡創造有利條件。出口及生產業務仍將以提高競爭力及嚴控生產成本為重點，並將在越南增建一間工廠。

如無不可預料的重大事故，管理層有信心二零零七年集團業務會繼續為股東帶來合理的回報。

致謝

本人謹代表董事局，藉此機會就股東之鼎力支持，管理層及全體員工的真誠合作致以深切謝意。

楊釗太平紳士
董事長

香港，二零零七年四月十一日


JEANSWEST
眞維斯

在澳、紐之零售網絡

店鋪總數： 220


北區
昆士蘭
南澳洲
西澳洲
新南威爾斯
維多利亞
紐西蘭
塔斯曼尼亞

在中國之零售網絡

店鋪總數：中國內地	1,544
香港	13
台灣	27
總數	1,584



黑龍江
吉林
遼寧
北京
河北
天津
新疆
甘肅
內蒙
山西
山東
河南
江蘇
寧夏
上海
陝西
湖北
安徽
西藏
四川
浙江
重慶
湖南
江西
福建
貴州
台灣
雲南
廣西
廣東
香港
海南

	十二個月				九個月
	31.12.2006	31.12.2005	31.12.2004	31.12.2003	31.12.2002
收入（港幣千元）	**4,397,359**	3,802,398	3,583,751	3,310,309	2,436,567
營業額增長百分比	**15.65%**	6.10%	8.26%	不適用	不適用
營業額分析：					
1. 零售					
a. 中國內地	**2,050,979**	1,716,268	1,477,645	1,251,322	840,610
b. 澳洲及紐西蘭	**867,787**	776,221	800,014	585,124	412,088
2. 出口	**1,254,136**	1,148,110	1,144,528	1,266,510	981,686
3. 其他	**224,457**	161,799	161,564	207,353	202,183
經營溢利（扣除融資成本）(%)	**8.24%**	8.57%	9.52%	9.62%	8.92%
本公司股權持有人應佔溢利（港幣千元）	**271,582**	242,809	219,193	164,844	128,694
本公司股權持有人應佔溢利增長百分比	**11.85%**	10.77%	32.97%	不適用	不適用
本公司股權持有人應佔權益（港幣千元）	**1,723,002**	1,663,138	1,470,253	1,342,398	1,250,604
營運資金（港幣千元）	**819,758**	936,572	939,877	948,632	905,684
總負債對股東權益比率	**1.07**	0.96	0.96	1.00	0.93
銀行淨現金對股東權益比率	**0.42**	0.62	0.76	0.69	0.53
流動比率	**1.45**	1.59	1.68	1.74	1.83
存貨周轉率（日）	**51**	54	57	56	59
總資產回報率(%)	**7.32%**	7.12%	7.24%	5.73%	5.00%
權益回報率(%)	**15.76%**	14.60%	14.91%	12.28%	10.29%
銷售回報率(%)	**6.18%**	6.39%	6.12%	4.98%	5.28%
每股盈利（港仙）					
基本	**25.79**	23.80	21.91	16.47	12.86
攤薄後	**25.60**	23.35	21.59	16.37	不適用
每股股息（港仙）	**25.44**	23.80	13.20	10.20	10.20

經營溢利率
(扣除融資成本)


31.12.2003
31.12.2002
0
2
4
6
8
10

經營溢利及本公司股權持有人應佔溢利


31.12.2006
31.12.2005
31.12.2004
31.12.2003
31.12.2002
港幣百萬元 0
50
100
150
200
250
300
350
400

股東應佔純利

經營溢利(扣除融資成本)

每股基本盈利及每股股息


31.12.2006
31.12.2005
31.12.2004
31.12.2003
31.12.2002
港仙
0
5
10
15
20
25
30

每股股息

每股基本盈利

營運資金及本公司股權持有人應佔權益


31.12.2006
31.12.2005
31.12.2004
31.12.2003
31.12.2002
港幣百萬元 0
500
1000
1500
2000

本公司股權持有人應佔權益

營運資金



收入(港幣百萬元)
31.12.2006
31.12.2005
31.12.2004
31.12.2003
31.12.2002
港幣百萬元 0
1,000
2,000
3,000
4,000
5,000
以地區分配營業額
(港幣百萬元)
中國內地
2,087.2
澳洲及
紐西蘭
875.7
加拿大155.2
其他109.3
香港130.9
美國1,039.1
以業務分配營業額(港幣百萬元)
31-12-2006
出口 1,254.1
零售－中國內地 2,051.0
零售－澳洲及紐西蘭 867.8
其他 224.5
31-12-2005
出口 1,148.1
零售－中國內地 1,716.3
零售－澳洲及紐西蘭 776.2
其他 161.8
31-12-2004
出口 1,144.5
零售－中國內地 1,477.7
零售－澳洲及紐西蘭 800.0
其他 161.6
31-12-2003
出口 1,266.5
零售－中國內地 1,251.3
零售－澳洲及紐西蘭 585.1
其他 207.4
31-12-2002
出口 981.7
零售－中國內地 840.6
零售－澳洲及紐西蘭 412.1
其他 202.2

零售業務摘要

	十二個月				九個月
	31.12.2006	31.12.2005	31.12.2004	31.12.2003	31.12.2002
年／期內淨銷售額					
(港幣千元)	**2,918,766**	2,492,489	2,277,659	1,836,446	1,252,698
中國內地	**2,050,979**	1,716,268	1,477,645	1,251,322	840,610
澳洲及紐西蘭	**867,787**	776,221	800,014	585,124	412,088
直接經營之					
店鋪面積(平方尺)	**967,358**	826,783	729,153	652,448	639,919
中國內地	**715,278**	615,065	522,709	456,067	452,895
澳洲及紐西蘭	**252,080**	211,718	206,444	196,381	187,024
售貨員人數	**7,708**	6,800	6,440	5,806	5,098
中國內地	**6,219**	5,527	5,167	4,647	4,036
澳洲及紐西蘭	**1,489**	1,273	1,273	1,159	1,062
僱員人數	**9,188**	8,187	7,819	7,084	6,212
中國內地	**7,576**	6,794	6,417	5,795	5,032
澳洲及紐西蘭	**1,612**	1,393	1,402	1,289	1,180
直接經營之店鋪數目	**871**	779	744	687	648
中國內地	**657**	595	565	510	481
澳洲及紐西蘭	**214**	184	179	177	167
特約經銷之店鋪數目	**723**	573	423	269	158
中國內地	**717**	567	417	263	152
澳洲及紐西蘭	**6**	6	6	6	6
店鋪總數目	**1,594**	1,352	1,167	956	806
中國內地	**1,374**	1,162	982	773	633
澳洲及紐西蘭	**220**	190	185	183	173

上述摘要只涉及「真維斯」網絡。

成衣製造業務摘要

	十二個月				九個月
	31.12.2006	31.12.2005	31.12.2004	31.12.2003	31.12.2002
年／期內銷售額（包括售予零售部門）（港幣千元）	**1,752,342**	1,619,295	1,709,528	1,797,968	1,395,792
於年／期末之每月生產能力（打）	**365,000**	409,000	437,000	431,000	377,000
廠房面積（平方呎）	**2,174,000**	2,279,000	2,172,000	2,161,000	2,053,000
工人數目	**17,800**	21,600	22,200	23,500	21,700
佔銷售額之百分比：					
本集團	**27.68%**	32.94%	32.12%	26.04%	24.80%
第三者	**72.32%**	67.06%	67.88%	73.96%	75.20%
美國	**59.30%**	54.04%	55.79%	57.79%	60.69%
加拿大	**8.85%**	4.56%	4.89%	4.35%	3.46%
其他	**4.17%**	8.46%	7.20%	11.82%	11.05%

企業管治常規

本公司致力維持高水平之企業管治，並採納於二零零五年一月一日起生效的香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的原則。

本公司於截至二零零六年十二月三十一日止年度內(「回顧年度」)均遵守守則的守則條文，除關於董事應輪流退任的守則A.4.2外。有關不遵守規則之説明列載於本報告內。

董事局

董事局之主要職責為制定本公司之長遠企業策略、監督本集團之管理、檢討本集團之績效、以及評核其能否達至董事局定期訂立之目標。

此外，董事局亦成立董事委員會，並按該等董事委員會各自之職權範圍授予不同的職責。

董事局由十二名董事組成，彼等之詳情載於董事局報告「董事及高級管理人員簡歷」一節內。董事中八名為執行董事、三名為獨立非執行董事、一名為非執行董事。

回顧年度內，董事局成員為：

執行董事：
楊釗博士　銀紫荊星章　太平紳士 *(董事長)*
楊勳先生 *(副董事長)*
楊浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生
張興基先生

獨立非執行董事：
王敏剛　銅紫荊星章　太平紳士
劉漢銓　金紫荊星章　太平紳士
鍾瑞明　金紫荊星章　太平紳士

非執行董事：
林家禮博士

董事局成員之間的關係載於董事局報告內「董事及高級管理人員簡歷」一節內。

主席與行政總裁

主席與行政總裁的角色有區分，並分別由楊釗太平紳士及本集團總經理楊勳先生擔任。彼等之職責已清楚界定並以書面列載。楊勳先生亦為董事局副主席。

主席帶領董事局共同制定本集團策略及政策，監督董事局運作，並鼓勵及建立執行董事與非執行董事之間的良好關係。

總經理在其他董事局成員及高級管理人員的支持下負責監管本集團業務運作、執行董事局制訂之策略及管理日常業務。

獨立性

每名獨立非執行董事均按上市規則第3.13條的規定，每年向本公司確認其獨立性。根據上市規則第3.13條所載的指引，本公司認為該等董事確屬獨立人士。

董事的委任及重選

本公司並無根據守則內的建議最佳常規成立提名委員會。董事局負責定期檢討其結構、規模及組成，以確保其具備本公司業務所需要的適當專業知識、技能、學識和經驗。在提名新董事時，董事局會考慮彼等之專業知識、經驗、誠信及承擔等各方面的資歷。

於回顧年度內，並無委任新成員加入董事局。

董事局推薦於二零零七年六月二十二日舉行之本公司股東週年大會上膺選連任之董事，重選為董事。

所有非執行董事及獨立非執行董事的委任均為兩年的指定任期，彼等需在其任期屆滿之年於本公司股東週年大會上退任，但仍合資格膺選連任。

根據在守則條文A.4.2規定，每名董事(包括有指定任期的董事)應輪值退任，至少每三年一次。惟根據本公司的公司細則，本公司董事局主席楊釗太平紳士毋需輪值退任。董事局認為楊釗太平紳士乃本集團之始創人，按此其乃具資格終身出任董事局主席一職，並毋需輪值退任。

會議及出席

董事局於回顧年度內共舉行五次會議。下表列出個別董事出席董事局會議及兩個董事委員會(審核委員會及薪酬委員會)會議情況。

	出席次數／會議次數		
董事	**董事局**	**審核委員會**	**薪酬委員會**
執行董事:			
楊釗博士 銀紫荊星章 太平紳士	4/5*		
楊勳先生	4/5*		
楊浩先生	4/5*		
鮑仕基先生	5/5		
許宗盛太平紳士	5/5		
張慧儀女士	4/5*		
陳永根先生	5/5		
張興基先生	5/5		
獨立非執行董事:			
王敏剛 銅紫荊星章 太平紳士	4/5	2/2	1/1
劉漢銓 金紫荊星章 太平紳士	4/5	2/2	
鍾瑞明 金紫荊星章 太平紳士	4/5	2/2	1/1
非執行董事:			
林家禮博士	5/5	2/2	

* *該等董事在一個討論關連交易的董事局會議上缺席。缺席之董事就該關連交易被上市規則界定為關連人士。*

董事委員會

董事局已根據守則設立審核委員會及薪酬委員會，以監察本公司特定方面的事宜；該等委員會全部或大部份成員均為獨立非執行董事。董事委員會均有書面定明之職權範圍，並須向董事局匯報其決定及建議。

審核委員會

審核委員會自一九九八年成立，目前審核委員會成員由三名獨立非執行董事(即劉漢銓太平紳士(委員會主席)、王敏剛太平紳士及鍾瑞明太平紳士)及一名非執行董事(即林家禮博士)組成。於一九九八年，本公司已制定及採納審核委員會之職權範圍，其後於二零零五年為遵守守則的條文而對職權範圍作出修訂。

審核委員會之主要職責為檢討本集團所採納之會計原則及慣例，並檢討本集團財務匯報程序及內部監控制度的效率。

回顧年度內，審核委員會共舉行二次會議。下列為審核委員會於二零零六年之工作：

- 審閱二零零五年全年業績公佈及財務報表
- 審閱二零零六年中期業績公佈
- 審閱由本公司內部審計部提交的內部稽核報告、風險評估及風險管理報告
- 審閱二零零五年全年及截至二零零六年六月三十日止六個月之關連交易
- 批准外聘核數師的聘用條款及薪酬

審核委員會於回顧年度內曾與外聘核數師會晤一次。

薪酬委員會

薪酬委員會成員由兩名獨立非執行董事(王敏剛太平紳士(委員會主席)及鍾瑞明太平紳士)組成。本公司已按照守則的條文制定薪酬委員會之職權範圍。

薪酬委員會之主要職責為檢討及批准董事與高級管理人員的薪酬政策，及向董事局推薦董事與高級管理人員的薪酬。薪酬委員會確保董事不會參與釐定其本身之薪酬。

薪酬委員會於回顧年度內舉行一次會議。下列為薪酬委員會於二零零六年之工作：

- 審閱執行董事及高級管理人員二零零五年及二零零六年薪酬
- 批准執行董事及高級管理人員二零零六年花紅及二零零七年薪酬增幅

董事進行的證券交易

本公司已採納上市發行人董事進行證券交易的標準守則(「標準守則」)列載之董事進行證券交易的操守守則。

董事局在向各董事作出仔細查詢後確認，各董事於回顧年度內已遵守標準守則列載之規定標準。

員工進行的證券交易

本公司已採納根據標準守則所定立的規則(「買賣規則」)，作為對較有可能知悉本集團未公開的股價敏感資料的員工進行證券交易的行為守則。本公司已個別通知該等員工，並已向彼等提供買賣規則的文本。



問責

董事確認須負責為每一財政年度編製能真實及公平地反映本集團業務狀況之財務報表。董事局並不知悉任何重要事件或情況可能質疑本公司持續經營的能力。因此，董事局已按持續經營基準編製本公司的財務報表。

董事局確認，其有責任在本公司年報、中期報告，其他股價敏感公佈及上市規則規定之其他財務披露、以及向監管者提交的報告中，提供平衡、清晰及易於理解的評估。

內部監控

董事局對本集團內部監控系統及對檢討其效率承擔整體責任。董事局致力落實有效及良好的內部監控系統，以保障股東的投資及本集團的資產。

內部審計部在評估本集團的內部監控事宜上擔當主要角色。在回顧年度內，內部審計部及管理層就對本集團內部監控系統之有效性作出檢討，該檢討涵蓋所有重要的監控範圍，包括財務監控、運作監控、合規監控及風險管理功能。在檢討過程中，並無發現可能影響股東利益之重大監控失誤或須關注事宜。董事局對本集團內部監控之效能感到滿意。

核數師酬金

本公司外聘安永會計師事務所就向本集團提供截至二零零六年十二月三十一日止年度之核數及非核數服務收取之費用，分別約為4,600,000港元及150,000港元。非核數服務包括稅務事宜、審閱及其他申報服務。

與股東的溝通

本公司視股東週年大會為重要事項，因其提供股東與董事局直接溝通的機會。於二零零六年股東週年大會，董事局主席、審核委員會主席及薪酬委員會主席均出席以解答股東之提問。

本公司亦設有網址http://www.glorisun.com，可供股東、投資者及公眾人士瀏覽本公司的資料。

董事局謹此提呈本公司及其附屬公司(「本集團」)截至二零零六年十二月三十一日止年度之董事局報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股。其附屬公司乃從事經營休閑服之零售、出口及製造。本集團之業務在期內並無任何重大改變。

業績及股息

本集團截至二零零六年十二月三十一日止年度之溢利及本公司與本集團於該日之財務狀況已載列於第45至134頁之財務報表內。

中期股息每股3.20港仙已於二零零六年十月十七日派發。董事局建議派發末期股息每股12.24港仙及特別股息每股10.00港仙予二零零七年六月二十二日名列於股東名冊內之股東。此建議已載列於財務報表為資產負債表中權益項內的保留盈利分配。

財務資料摘要

本集團過去五個財政期間／年度已公佈之業績和資產、負債及少數股東權益摘要載列於本年報第135及136頁，該等資料乃摘錄自經審核財務報表，及按需要重新分類。此摘要並不構成經審核財務報表之部份。

物業、機器及設備及投資物業

本集團的物業、機器及設備及投資物業於本年度內之變動詳情分別載列於財務報表附註14及15。

股本及購股權

本公司的股本及購股權於本年度內之變動詳情和原因分別載列於財務報表附註32及33內。

優先購股權

本公司的公司細則或百慕達法例概無規定本公司必須向現有股東按其持股比例發售新股之優先購買權之條款。

儲備

本公司及本集團於本年度內的儲備之變動詳情分別載列於財務報表附註34及合併股東權益變動表內。

可供分派儲備

於二零零六年十二月三十一日，本公司根據一九八一年百慕達公司法(經修訂)可供現金分派之儲備為650,826,000港元，其中129,115,000港元及105,486,000港元建議分別為期內之末期股息及特別股息。另於二零零六年十二月三十一日，本公司之股本溢價結存為373,938,000港元，可用已繳紅股方式派發。

慈善捐款

本年度內，本集團之慈善捐款為234,000港元。

主要客戶及供應商

本年度內銷貨予本集團首五大客戶之數額佔本期間總銷售額不足30%。

本年度內購貨自本集團首五大供應商之數額佔本期間總購貨額不足30%。

董事

年內及截至本報告日期止，本公司之董事如下：

執行董事
楊　釗博士　銀紫荊星章　太平紳士　*(董事長)*
楊　勳先生　*(副董事長)*
楊　浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生
張興基先生

獨立非執行董事
王敏剛　銅紫荊星章　太平紳士
劉漢銓　金紫荊星章　太平紳士
鍾瑞明　金紫荊星章　太平紳士

非執行董事
林家禮博士

董事(續)

根據本公司之公司細則第110(A)條，張慧儀女士、劉漢銓太平紳士、鍾瑞明太平紳士及林家禮博士於即將舉行之股東週年大會上須輪值退任，而彼等均具資格且願意膺選連任。

本公司已就各獨立非執行董事於本公司之獨立性，從彼等接獲週年確認書，並認為各獨立非執行董事均獨立於本公司。

董事服務合約

於即將舉行之股東週年大會膺選連任之董事，概無與本公司訂立不可由本公司於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。

董事於合約中之權益

除於下列「關連交易及持續關連交易」及財務報表附註40所披露外，各董事在本公司或其任何附屬公司於年內簽訂對本集團業務有重大影響之合約中，概無直接或間接地擁有重大實際權益。

董事於證券之權益及淡倉

於二零零六年十二月三十一日，根據本公司按證券及期貨條例(「證券及期貨條例」)第三百五十二條所置存之登記冊所載，本公司董事持有本公司或其任何聯繫公司(證券及期貨條例第XV部第7及第8分部界定)之股份、相關股份及債權之權益或淡倉；或根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)上市發行人董事進行證券交易的標準守則(「標準守則」)必須知會本公司及聯交所之權益或淡倉如下：

董事姓名	身份	所持股份數目		總數	佔已發行股本百分比
		好倉	淡倉		(%)
楊 釗博士 銀紫荊星章 太平紳士	受控制公司之權益	627,668,000	6,600,000	634,268,000[1]	60.128
楊 勳先生	(i) 受控制公司之權益 (ii) 配偶權益	627,668,000 6,730,000	6,600,000 –	640,998,000[1及3]	60.766
楊 浩先生	受控制公司之權益	32,430,000	–	32,430,000[2]	3.074
鮑仕基先生	實益擁有人	9,370,000	–	9,370,000	0.888
許宗盛太平紳士	實益擁有人	6,250,000	–	6,250,000	0.592
張慧儀女士	(i) 實益擁有人 (ii) 配偶權益	6,730,000 627,668,000	– 6,600,000	640,998,000[1及3]	60.766
劉漢銓 金紫荊星章 太平紳士	實益擁有人	956,000	–	956,000	0.091

董事於證券之權益及淡倉(續)

附註：

(1) 398,988,000股股份(其中6,600,000股為淡倉)是由Glorious Sun Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934% 及48.066%)；233,540,000股股份由Advancetex Holdings (BVI) Limited 持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934% 及48.066%)；1,740,000股股份由旭日投資發展有限公司持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生各自持有50%)。

(2) 32,430,000股股份是由Unicom Consultants Limited持有(該公司為楊浩先生全資擁有)。

(3) 張慧儀女士為楊勳先生之配偶。6,730,000股股份實指同為張慧儀女士所持之權益；而634,268,000股股份實指同為楊勳先生控制之三間公司所持之權益。

除上文披露外，於二零零六年十二月三十一日，根據本公司按證券及期貨條例第三百五十二條所置存之登記冊所載，本公司董事概無於本公司或其任何聯繫公司(按證券及期貨條例第XV部第7及第8分部界定)之股份、相關股份或債權中持有任何權益或淡倉；或根據標準守則必須知會本公司及聯交所之權益或淡倉。

董事購股或債券權

除於財務報表附註33之購股權計劃所披露外，本年度內概無給予任何董事、彼等各自配偶或18歲以下子女任何可藉由授予可透過收購本公司股份或債券而得到利益之權利；或彼等已行使該等權利；或由本公司或其任何附屬公司作出任何安排，致使本公司董事或彼等之聯繫人士，可藉購入本公司或任何其他法人團體之股份或債券而獲益。

購股權計劃

由於就本公司之普通股所授出之購股權並未有可提供之市場價格，故董事未能對其作出準確之估值。本公司董事認為不宜就於本財務報表附註33中有關授予董事、主要股東及僱員之購股權作出預期價值之披露。

董事及高級管理人員簡歷

執行董事

楊釗博士，獲授銀紫荊星章勳銜，太平紳士，正名楊振鑫，現年60歲，為本集團之創始人及董事長，負責本集團之業務策略。楊博士有超過35年的製衣管理經驗，於一九九一年獲頒「香港青年工業家獎」；一九九三年獲中國紡織大學授予名譽博士學位並於二零零二年獲香港工業專業評審局頒授「榮譽院士」。楊博士還兼任中國人民政治協商會議全國委員會委員、中國外商投資企業協會副會長、香港中華總商會副會長、東華大學與天津工業大學顧問教授及西安工程大學客座教授。楊博士為本公司之主要股東Glorious Sun Holdings (BVI) Limited及Advancetex Holdings (BVI) Limited之董事及股東（如本報告內「主要股東」一節所披露）。

楊勳先生，正名楊振勳，現年54歲，於一九七五年加入本集團，現為本集團副董事長兼總經理。他有超過30年的製衣管理經驗。楊先生為香港紡織及服裝學會榮譽院士；香港製衣業總商會會長；南京大學、東華大學及青島大學顧問教授；東北大學及吉林大學商學院兼職教授。同時，楊先生是河北省政治協商委員會常務委員及中國服裝協會副會長。楊先生負責集團整體業務。楊先生為楊釗太平紳士與楊浩先生之胞弟，是本公司之主要股東Glorious Sun Holdings (BVI) Limited及Advancetex Holdings (BVI) Limited之董事及股東（如本報告內「主要股東」一節所披露）。

楊浩先生，正名楊振浩，現年62歲，於一九七九年加入本集團，現為本集團副總經理。楊先生有超過30年的製衣經驗，現負責集團梭織漂染及梭織成衣生產業務。楊先生為楊釗太平紳士及楊勳先生之胞兄。

鮑仕基先生，現年55歲，於一九八七年加入本集團，現為本集團副總經理。鮑先生畢業於香港大學並取得社會科學學士學位。加入本集團前，曾在多間財務機構及一英國上市貿易公司任職超過10年。鮑先生現負責本集團在澳洲之零售業務及在孟加拉生產業務之行政及財務事宜。

董事及高級管理人員簡歷*(續)*

執行董事*(續)*

許宗盛太平紳士，現年56歲，負責集團策略及法律事務工作。許先生畢業於香港大學並取得法律學士學位，現為香港特別行政區高等法院執業律師，並取得英格蘭及威爾斯最高法院律師及澳洲維多利亞最高法院律師及大律師資格，於一九九五年正式加入本集團前，為本集團法律顧問。

張慧儀女士，現年55歲，於一九七五年加入本集團，現時負責本集團於中國之成衣梭織業務及產品出口銷售；並協助發展內地零售業務。張女士為楊勳先生之妻子。

陳永根先生，現年60歲，於過往受聘於本集團為商務顧問，畢業於澳洲悉尼新南威爾斯大學並取得商科學士學位，現為香港會計師公會會員及澳洲特許會計師公會會員，擁有廣泛之企業投資及管理經驗，負責本集團業務發展工作。

張興基先生，現年41歲，於二零零五年加入本集團，負責本集團業務發展工作。張先生畢業於美國Indiana University (Bloomington) 並取得學士學位。張先生曾於美國、新加坡及香港任職多個零售業的高級職位。

獨立非執行董事

王敏剛，獲授銅紫荊星章勳銜，太平紳士，現年58歲，於一九九六年八月起出任本公司之獨立非執行董事。王先生畢業於美國加州柏克萊大學，並取得機械工程學士(船舶設計)學位及於一九八八年獲頒予「香港青年工業家獎」。王先生為剛毅(集團)有限公司董事長；香港小輪(集團)有限公司、香港中旅國際投資有限公司、新鴻基有限公司、建業實業有限公司、信和酒店(集團)有限公司董事及西北拓展有限公司董事長，同時亦是中華人民共和國第十屆全國人民代表大會代表、香港培華教育基金會常務委員會副主席、中華全國工商業聯合會旅遊業商會副會長、暨南大學校董、蘭州大學和中央民族大學名譽教授。

董事及高級管理人員簡歷(續)

獨立非執行董事(續)

劉漢銓，獲授金紫荊星章勳銜，太平紳士，現年59歲，於一九九七年三月起出任本公司之獨立非執行董事。劉先生為倫敦大學法律學士。現為執業律師及中國司法部委托公證人，亦是中國人民政治協商會議全國委員會常務委員、香港特區政府策略發展委員會委員及香港按揭證券有限公司董事。

鍾瑞明，獲授金紫荊星章勳銜，太平紳士，現年55歲，於二零零四年九月出任本公司獨立非執行董事。鍾先生持有香港中文大學工商管理碩士學位並為香港會計師公會及英國特許會計師公會資深會員。鍾先生現為亨達國際控股有限公司執行董事及為泰盛國際(控股)有限公司、中國網通集團(香港)有限公司、美麗華酒店企業有限公司及玖龍紙業(控股)有限公司之現任獨立非執行董事。彼現時為第十屆中國人民政治協商會議全國委員會委員，並為香港城市大學校董會主席。

非執行董事

林家禮博士，現年47歲，於二零零四年九月出任本公司非執行董事。他持有加拿大渥太華大學之科學及數學學士、系統科學碩士及工商管理碩士學位、加拿大加爾頓大學之國家行政研究院文憑、英國曼徹斯特城市大學之香港及英國法律深造文憑及法律學士(榮譽)學位，及香港大學之哲學博士學位。林博士擁有超過25年之跨國企業管理、公司管治、投資銀行及直接投資經驗。彼現為香港玉山科技協會理事長，並擔任亞太區數間上市公司之董事職務。林博士乃香港銀行學會會員、青年總裁協會會員、香港董事學會及中國董事學會資深會員，及香港上市公司商會常務委員會委員。

董事及高級管理人員簡歷（續）

高級管理人員

鄒慶平先生，現年58歲，於一九七九年加入本集團，現為本集團副總經理，負責本集團在香港及內地之生產及零售業務之行政及財務事宜。

馮慶庚先生，現年57歲，於一九七八年加入本集團，有超過35年的製衣經驗，現為本集團副總經理，負責在中國梭織成衣製造業務，並協助發展本集團在內地之零售業務。

李逢泰先生，現年59歲，於一九八三年加入本集團，有超過35年的製衣經驗，為本集團針織部主管，負責針織部之生產，是針織部門公司之主要股東之一。

李逢樂先生，現年57歲，於一九八三年加入本集團，有超過35年的製衣經驗，為本集團針織部主管，負責針織部之行政及出口銷售業務。李先生是針織部門公司之主要股東之一。

張敏儀女士，現年56歲，於一九八二年加入本集團，負責本集團產品開發業務及市場推廣。張女士畢業於美國夏威夷大學並取得文學學士學位。在加入本集團前，曾出任美國一大百貨機構之營業及採購部經理。張女士是張慧儀女士之胞姊。

賴文深先生，現年45歲，於一九九一年加入本集團，現為本集團總會計。賴先生畢業於香港大學並取得社會科學學士學位，現為英國特許會計師公會資深會員及香港會計師公會會員，在加入本集團前，曾任職於一間國際會計師事務所及一間成衣公司多年。

梅守強先生，現年44歲，於一九九三年加入本集團。他於二零零五年十二月出任本公司之公司秘書。梅先生畢業於香港大學並取得社會科學學士學位，現為香港會計師公會會員，在加入本集團前，曾任職於多間香港公司，負責財務、人事及行政工作。

主要股東

於二零零六年十二月三十一日，根據證券及期貨條例第XV部第2及3分部條文已向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊內所載，下列主要股東(本公司董事除外)擁有本公司股份或相關股份之權益或淡倉：

股東名稱	身份	所持股份數目		總數	佔已發行股本百分比
		好倉	淡倉		(%)
Glorious Sun Holdings (BVI) Limited	實益擁有人	392,388,000	6,600,000	398,988,000	37.824
Advancetex Holdings (BVI) Limited	實益擁有人	233,540,000	–	233,540,000	22.139
謝清海	(i) 實益擁有人	500,000	–	63,235,000	5.995
	(ii) 未滿18歲子女或配偶權益	240,000	–		
	(iii) 受控制公司之權益	62,495,000 [1]	–		
Value Partners Limited	投資經理	62,857,000	–	62,857,000	5.959
Commonwealth Bank of Australia	受控制公司之權益	73,875,100	–	73,875,100 [2]	7.003

附註：

(1) 謝清海先生被視為擁有該等由Value Partners Limited(一間由其控制的公司)所持之股份權益。

(2) 73,875,100股乃由Commonwealth Bank of Australia的多間全資附屬公司持有。

除上文披露者外，於二零零六年十二月三十一日，概無其他人士(本公司董事除外)，根據證券及期貨條例第XV部第2及3分部條文向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊所載，擁有本公司股份或相關股份之權益或淡倉。

關連交易及持續關連交易

於本年度內，本集團與以下公司進行下列關連交易及持續關連交易。本公司已根據上市規則第14A章的披露規定進行披露。

關連交易

於二零零六年四月七日，本集團之全資附屬公司，Jeanswest International (L) Limited，與本公司之董事楊釗太平紳士及楊勳先生簽訂購買協議，同意以10,180,000美元(約78,832,000港元)作為總代價購入Goldpromise Limited之全部已發行股本及相關股東貸款約值36,569,000港元。購買協議於二零零六年五月二十七日完成。

本公司獨立非執行董事認為，以上關連交易乃在一般及經常業務過程中，按照雙方經公平協商及根據相關協議條款進行。

持續關連交易

	附註	**二零零六年 港幣千元**	二零零五年 港幣千元
支付租金	(i)		
Golden Sunshine Enterprises Limited		**3,641**	3,839
志成投資有限公司		**1,272**	1,216
G. S. (Yeungs) Limited		**831**	759
景添有限公司		**288**	281
港朋有限公司		**2,138**	2,204
輝年管理有限公司		**234**	678
		8,404	8,977
支付管理費	(iii)		
Golden Sunshine Enterprises Limited		**913**	975
G. S. Property Management Limited		**276**	276
		1,189	1,251
銷售成衣予：	(ii)		
Jeanswest Corporation (New Zealand) Limited		**2,729**	6,069
收取服務費：	(iii)		
Jeanswest Corporation (New Zealand) Limited		**3,299**	7,988

關連交易及持續關連交易(續)

持續關連交易(續)

附註:

(i) 租金支出乃按照公開市場租金釐定。

(ii) 銷售成衣乃根據與本集團提供予主要客戶相若的條款進行。

(iii) 此管理服務費用乃按照兩方約訂之管理服務協議的條款收取,並根據所提供服務之成本釐定。

以上公司皆由楊釗太平紳士及楊勳先生控制,兩者均為本公司之董事。

本公司之獨立非執行董事已審核及確認,並認為就股東而言,以上所有與關連公司之交易皆在本集團一般及經常業務過程中根據公平及合理條款進行,該等交易均遵照已達成之合約條款。

充足之公眾持股量

根據本公司從公開途徑可得之資料,及據董事所知,於本報告日期,本公司維持上市規則所規定之充足公眾持股量,即不少於本公司已發行股本25%。

購買、贖回或出售本公司之上市證券

於本年度內,本公司及其任何附屬公司概無購買、贖回或出售任何本公司之上市證券。

酬金政策

薪酬委員會審閱本集團全體董事及高級管理人員之薪酬政策及結構,並已考慮本集團之經營業績、個人表現及可供比較之市場數據資料。

企業管治

本公司致力維持高水平的企業管治，並採納上市規則附錄十四所載之企業管治常規守則之守則條文。詳情載列於第23至29頁的企業管治報告內。

核數師

安永會計師事務所任滿告退，續聘任其為本公司核數師之決議案，將於即將舉行之股東週年大會上提呈。

承董事局命

楊釗太平紳士
董事長

香港，二零零七年四月十一日


JEANSWEST
眞維斯

ERNST & YOUNG
安永會計師事務所

致**旭日企業有限公司**
(於百慕達註冊成立的有限公司)
全體股東

我們已審核載於第45頁至134頁的旭日企業有限公司財務報表，此財務報表包括二零零六年十二月三十一日的合併資產負債表和公司資產負債表與截至該日止年度的合併損益表、合併權益變動表、合併現金流量表以及主要會計政策和其他附註解釋。

董事就財務報表須承擔的責任

董事須負責根據香港會計師公會頒佈的香港財務報告準則和香港公司條例編制並且真實而公允地列報該等財務報表。這些責任包括設計、實施和維護與財務報表編制及真實而公允地列報相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和運用恰當的會計政策；及做出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等財務報表作出意見。我們的報告依據百慕達公司法一九八一年第90條僅為全體股東編制，而並不可作其他目的。我們概不就本報告的內容對其他任何人士負責或承擔責任。

我們已根據香港會計師公會頒佈的香港審核準則的規定執行審核。這些準則要求我們遵守職業道德規範，並規劃及執行審核，從而獲得合理確定此等財務報表是否不存有任何重大錯誤陳述。

核數師的責任 *(續)*

審核涉及執行程序以獲取有關財務報表所載金額和披露資料的審核證據。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編制及真實而公允地列報財務報表相關的內部控制，以設計適當的審核程序，但並非對 貴公司的內部控制的有效性發表意見。審核亦包括評價董事所採用的會計政策的合適性及作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核證據充足且適當地為我們的審核意見提供基礎。

意見

我們認為，該等財務報表已根據香港財務報告準則真實而公允地反映 貴公司和 貴集團於二零零六年十二月三十一日的財務狀況及截至該日止年度的利潤和現金流量，並已按照香港公司條例妥為編制。

安永會計師事務所
執業會計師

香港
中環金融街8號
國際金融中心2期18樓

二零零七年四月十一日

截至二零零六年十二月三十一日止年度

	附註	**二零零六年** **港幣千元**	二零零五年 港幣千元
收入	5	**4,397,359**	3,802,398
銷售成本		**(2,573,042)**	(2,176,579)
毛利		**1,824,317**	1,625,819
其他收入及收益	5	**210,747**	132,132
銷售及分銷成本		**(1,039,980)**	(880,153)
行政費用		**(524,098)**	(475,901)
其他費用		**(90,855)**	(66,544)
融資成本	6	**(17,837)**	(9,481)
應佔溢利及虧損：			
共同控制公司		**288**	431
聯營公司		**28,662**	44,628
除稅前溢利	7	**391,244**	370,931
稅項	10	**(77,586)**	(79,446)
本年溢利		**313,658**	291,485
屬於:			
本公司股權持有人	11	**271,582**	242,809
少數股東權益		**42,076**	48,676
		313,658	291,485
股息	12	**269,420**	250,017
		港仙	港仙
本公司股權持有人應佔每股盈利	13		
基本－本年溢利		**25.79**	23.80
攤薄後－本年溢利		**25.60**	23.35

二零零六年十二月三十一日

	附註	**二零零六年** **港幣千元**	二零零五年 港幣千元
非流動資產			
物業、廠房及設備	14	**737,086**	622,163
投資物業	15	**21,433**	2,500
土地租賃預付款	16	**17,510**	17,209
商譽	17	**38,612**	—
應佔共同控制公司權益	19	**20,186**	21,861
應佔聯營公司權益	20	**207,023**	213,813
遞延税項資產	31	**16,966**	14,525
非流動資產總值		**1,058,816**	892,071
流動資產			
存貨	21	**609,313**	560,535
應收賬款及票據	22	**548,870**	431,650
預付款、按金及其他應收賬款		**267,296**	179,103
關連公司欠款	23	**724**	1,072
以公平價值計入損益的股本投資	24	**180,266**	59,525
已抵押存款	25	**21,784**	21,784
現金及現金等額	25	**1,024,926**	1,266,197
流動資產總值		**2,653,179**	2,519,866
流動負債			
應付賬款及票據	26	**552,205**	481,649
其他應付賬款及應付費用		**666,160**	623,655
計息銀行貸款及其他借款	28	**329,600**	251,187
應付税款		**285,456**	226,803
流動負債總值		**1,833,421**	1,583,294
流動資產淨值		**819,758**	936,572
總資產減流動負債		**1,878,574**	1,828,643
非流動負債			
計息銀行貸款及其他借款	28	**671**	6,004
少數股東長期貸款	30	**9,400**	9,400
遞延税項負債	31	**269**	411
非流動負債總值		**10,340**	15,815
資產淨值		**1,868,234**	1,812,828

二零零六年十二月三十一日

	附註	**二零零六年 港幣千元**	二零零五年 港幣千元
權益			
本公司股權持有人應佔之權益			
已發行股本	32	**105,486**	104,938
儲備	34	**1,382,915**	1,338,880
擬派股息	12	**234,601**	219,320
		1,723,002	1,663,138
少數股東權益	34	**145,232**	149,690
權益總值		**1,868,234**	1,812,828

楊釗太平紳士
董事

楊勳
董事

截至二零零六年十二月三十一日止年度

	附註	**二零零六年** **港幣千元**	二零零五年 港幣千元
於一月一日本公司股權持有人應佔權益		**1,663,138**	1,470,253
重估樓宇之盈餘淨額	34	**–**	4,960
換算海外公司財務報表之匯兌差額	34	**26,744**	(14,147)
未反映在合併損益賬內之淨收益／(虧損)		**26,744**	(9,187)
本公司股權持有人應佔溢利	34	**271,582**	242,809
發行新股份	32	**548**	4,880
發行新股份之股本淨溢價	34	**15,129**	90,141
已付股息		**(254,139)**	(135,758)
		33,120	202,072
於十二月三十一日本公司股權持有人應佔權益		**1,723,002**	1,663,138

截至二零零六年十二月三十一日止年度

	附註	二零零六年 港幣千元	二零零五年 港幣千元
經營業務之現金流量			
除税前溢利		**391,244**	370,931
調整：			
融資成本	6	**17,837**	9,481
應佔共同控制公司及聯營公司溢利及虧損		**(28,950)**	(45,059)
利息收入	5	**(33,226)**	(30,294)
折舊	7	**116,122**	123,865
土地租賃預付款攤銷	7	**427**	409
物業、廠房及設備減值回撥	7	**(2,329)**	(105)
滯銷存貨撥備	7	**8,172**	16,368
出售／撇銷物業、廠房及設備之虧損	7	**14,247**	25,204
出售股本投資之收益	5	**(5,741)**	—
淨公平價值收益：以公平價值計入損益的股本投資收益		**(68,551)**	(7,050)
重估樓宇之淨盈餘	7	**—**	(213)
聯營公司貸款減值準備	7	**47,045**	11,106
應佔共同控制公司之減值	7	**1,692**	—
清算共同控制公司之收益	7	**(1,334)**	—
清算共同控制公司減值回撥	7	**(1,474)**	—
投資物業公平價值變動	7	**(1,523)**	(600)
外幣匯率變動之淨影響		**(3,953)**	(1,044)
		449,705	472,999
減少／(增加)共同控制公司欠款		**279**	(1,496)
增加欠共同控制公司款項		**2,762**	6,111
減少／(增加)聯營公司欠款		**132**	(300)
減少欠聯營公司款項		**(4,682)**	(1,946)
增加存貨		**(44,702)**	(13,697)
增加應收賬款及票據		**(117,220)**	(50,687)
減少／(增加)預付款、按金及其他應收賬款		**(81,924)**	6,170
增加以公平價值計入損益的股本投資		**(73,233)**	(52,475)
減少關連公司欠款		**348**	13,905
增加應付賬款及票據		**70,282**	98,960
增加／(減少)其他應付賬款及應付費用		**39,358**	(35,496)
營運產生之現金		**241,105**	442,048

截至二零零六年十二月三十一日止年度

	附註	**二零零六年 港幣千元**	二零零五年 港幣千元
營運產生之現金		**241,105**	442,048
利息收入	5	**33,226**	30,294
利息支出	6	**(17,657)**	(9,307)
融資租賃的利息部份	6	**(180)**	(174)
收取共同控制公司股息		**2,983**	2,092
收取聯營公司股息		**22,036**	33,859
出售股本投資所得款項		**26,784**	—
繳納香港利得稅		**(9,263)**	(28,580)
繳納海外稅項		**(10,624)**	(32,824)
經營活動現金注入淨額		**288,410**	437,408
投資活動之現金流量			
購買物業、廠房及設備		**(238,215)**	(280,962)
出售物業、廠房及設備所得款項		**8,538**	2,349
收購附屬公司	35	**(64,666)**	—
貸款予聯營公司		**(28,453)**	(50,447)
增加原到期日超出三個月之無抵押期存款		**(145,889)**	(11,989)
投資活動所得現金流出淨額		**(468,685)**	(341,049)
融資活動之現金流量			
發行股本所得款項	32	**15,693**	95,039
發行股本費用	32	**(16)**	(18)
新增銀行貸款		**267,996**	3,014
償還銀行貸款		**(203,152)**	(44,041)
償還融資租賃貸款之本金部份		**(1,929)**	(1,689)
少數股東注資		**670**	—
已付股息		**(254,139)**	(135,758)
已付少數股東股息		**(51,424)**	(49,887)
增加／(減少)信託收據貸款		**(1,279)**	48,515
融資活動所得現金流出淨額		**(227,580)**	(84,825)
現金及現金等額增加／(減少)淨額		**(407,855)**	11,534

截至二零零六年十二月三十一日止年度

	附註	**二零零六年 港幣千元**	二零零五年 港幣千元
現金及現金等額增加／(減少)淨額		**(407,855)**	11,534
於一月一日現金及現金等額		**1,243,078**	1,239,238
外幣兌換率變動之淨影響		**11,321**	(7,694)
於十二月三十一日現金及現金等額		**846,544**	1,243,078
現金及現金等額結存分析			
現金及銀行結存	25	**477,112**	497,650
原到期日少於三個月之無抵押定期存款		**389,936**	756,558
銀行透支	28	**(20,504)**	(11,130)
		846,544	1,243,078

二零零六年十二月三十一日

	附註	**二零零六年** **港幣千元**	二零零五年 港幣千元
非流動資產			
應佔附屬公司權益	18	**696,385**	649,136
流動資產			
其他應收賬款		**816**	1,252
現金及銀行等額	25	**433,200**	692,992
流動資產總值		**434,016**	694,244
流動負債			
其他應付賬款及應付費用		**151**	151
流動資產淨值		**433,865**	694,093
資產淨值		**1,130,250**	1,343,229
權益			
已發行股本	32	**105,486**	104,938
儲備	34	**790,163**	1,018,971
擬派股息	12	**234,601**	219,320
權益總值		**1,130,250**	1,343,229

楊釗太平紳士
董事

楊勳
董事

1. 公司資料

旭日企業有限公司是一家成立於百慕達的股份有限公司。旭日企業有限公司之總辦事處及主要營業地點為香港九龍觀塘巧明街97號旭日集團大廈。

年內本集團經營日常便服之零售、出口及製造。

2.1. 編制基準

本財務報表乃按照香港會計師公會頒佈之香港財務報告準則(包括香港會計準則及註釋)、香港公認之會計原則及香港公司條例之披露要求編制。本財務報表除投資物業、部份物業、衍生財務工具按公平價值評估外，其他按歷史成本法編制。除特別註明外，本財務報表按港元千位列示。

合併基礎

合併財務報表包括截至二零零六年十二月三十一日止年度本公司及其附屬公司之財務報表，本公司就可能存在不同的會計政策而作出調整。計算合併附屬公司之經營業績從實際收購日獲得控制權開始直至結束控制權為止。本集團內各公司之間所有重大交易及往來賬餘額均於合併時抵銷。

本年度收購附屬公司按購買法進行核算。該方法指將企業合併成本分配到收購日取得的可確認資產和承擔的負債和或有負債的公平價值上。收購成本按所支付的資產、發行的股本投資以及發生或所承擔的負債在交易日的公平價值總值，再加上直接歸屬於收購活動的成本。

少數股東權益為外部股東佔本公司之附屬公司之業績及淨資產中之權益。

2.2. 新訂及經修訂之香港財務報告準則之影響

本集團採用了以下新訂及經修訂之香港財務報告準則，並首次應用在本年之財務報表，採納這些新增及修訂之會計準則及詮釋對本集團的財務報表並無重大影響。唯在個別事項會引致新訂和修改會計政策及附加披露資料。

香港會計準則21 － 修訂	境外業務的淨投資
香港會計準則27 － 修訂	合併及獨立財務報告：因應2005年公司（修訂）條例而作出修訂
香港會計準則39及香港財務報告準則4 － 修訂	財務擔保合約
香港會計準則39 － 修訂	預測集團內部交易的現金流量對沖會計方法
香港會計準則39 － 修訂	公平價值選擇
香港（國際財務報告註釋委員會）詮釋4	決定一項安排是否包含租賃

對本集團的會計政策之主要變動如下：

(a) 香港會計準則第21號 － 外幣匯率變動的影響

隨著採用第21號（修訂）準則關於外地業務的淨投資，其中的貨幣性項目所產生的匯兑損益，不論任何貨幣面值，都會在合併財務報表以股東權益的一個單獨組合呈列。這一變動對截至二零零五年及二零零六年十二月三十一日的財務報表均無重大影響。

(b) 香港會計準則第39號 － 財務工具：確認及計量

(i) 財務擔保合約的修訂

此項修訂使第39號準則的範圍包括非保險性質的財務負擔合約需始初以公平價值確認其價值及其後重新計量，以按香港會計準則第37號 － *撥備，或有負債及或有資產*所釐定金額，及按香港會計準則第18號 － *收入*的始初金額減累計攤銷，兩者中最高計量。這一變動對財務報表無重大影響。

2.2. 新訂及經修訂之香港財務報告準則之影響 *(續)*

(b) 香港會計準則第39號 － 財務工具：確認及計量 *(續)*

(ii) 公平價值選擇的修訂

此項修訂改變了以公平價值經損益表的財務工具之定義，及限制了選擇任何指定的財務資產或財務負債以公平價值經損益表計量。本集團以往並沒有採用選擇，因此，這項修訂對財務報表並沒有影響。

(iii) 預測集團內公司間交易的現金流量對沖會計方法的修訂

此項修訂已修訂香港會計準則第39號，倘非常有可能發生的預測集團內公司間交易以該實體之功能貨幣以外之貨幣定值及外幣風險將影響綜合損益表，則允許該交易的外幣風險合資格作為現金流量對沖的對沖項目。由於本集團現時並沒有此類交易，此項修訂對財務報表並沒有影響。

(c) 香港(國際財務報告詮釋委員會)詮釋4 － 決定一項安排是否包含租賃

本集團已於二零零六年一月一日採用此詮釋，提供了指引以確定包含租賃的協議需採用租賃會計。因此，本集團按其指引釐定含租賃的協議並按香港會計準則第17號 － *租賃*來處理。此項詮釋對本財務報表沒有重大影響。

2.3. 尚未生效的新訂及經修訂之香港財務報告準則之影響

本集團的財務報表並未採用下列尚未生效的新訂及經修訂之香港財務準則。

香港會計準則1(修訂)	股本披露
香港財務報告準則7	財務工具：披露
香港財務報告準則8	經營分部
香港(國際財務報告註釋委員會)詮釋7	採用重列方法於香港會計準則第29號「在高速通漲的經濟中之財務報告」
香港(國際財務報告註釋委員會)詮釋8	香港財務報告準則第2號的涉及範圍
香港(國際財務報告註釋委員會)詮釋9	重新評估嵌入式衍生工具
香港(國際財務報告註釋委員會)詮釋10	中期財務報告及減值事項
香港(國際財務報告註釋委員會)詮釋11	香港財務報告準則第2號 — 集團及庫務的股票交易
香港(國際財務報告註釋委員會)詮釋12	特許服務的安排

香港會計準則第1號(修訂)適用於二零零七年一月一日或之後開始的年度期間。經修訂準則將影響下列各項披露，有關本集團管理資本的目標、政策及程序等非量化資料，有關本公司視為資本的量化數據；對任何資本要求的遵行情況；以及任何不合規情況的後果。

香港財務報告準則第7號適用於二零零七年一月一日或之後開始之年度期間。該準則要求之披露事項能夠使財務報表使用者評估本集團財務工具之重要性及由此財務工具引起之風險範疇，亦包括香港會計準則第32號中多項披露要求。

香港財務報告準則第8號適用於二零零九年一月一日或之後開始之年度期間。該準則要求披露本集團經營分類及本集團產品及服務、經營地區及其主要客戶收入資料。此準則將會取代香港會計準則第14號*業務分類報告*。

香港(國際財務報告註釋委員會)詮釋7，香港(國際財務報告註釋委員會)詮釋8，香港(國際財務報告註釋委員會)詮釋9，香港(國際財務報告註釋委員會)詮釋10，香港(國際財務報告註釋委員會)詮釋11及香港(國際財務報告註釋委員會)詮釋12分別適用於二零零六年三月一日、二零零六年五月一日、二零零六年六月一日、二零零六年十一月一日，二零零七年三月一日及二零零八年一月一日或之後開始之年度期間。

本集團正在評估上述新訂及新修訂之財務報告準則在採用期初之影響，但仍未能就上述新訂及新修訂之財務報告準則，對集團的營運結果及財務情況的呈列是否有重要影響達成結論。

2.4. 主要會計政策概要

附屬公司

附屬公司為本公司直接或間接控制其財務及運作政策之公司，並從其經濟活動中獲得利益。

附屬公司之業績在本公司的損益賬中只計入已收及應收股息。應佔附屬公司權益乃按成本值扣除減值虧損列賬。

合營公司

合營公司指按合營協議成立，以獨立商業實體經營之公司，並由合營各方擁有其權益。

合營各方訂立之合營協議訂明合營夥伴之注資額、合營年期及解散時變現資產之基準。經營盈虧及剩餘資產分派將由合營各方按各自注資比例或合營協議之條款攤分。

合營公司在下列情況下將視為：

(a) 倘本集團直接或間接對合營公司有單一控制權，則視為附屬公司；或

(b) 倘本集團並無對合營公司之經濟活動行使單方面控制權，但直接或間接擁有共同控制權，列作共同控制公司；或

(c) 倘本集團直接或間接長期持有合營公司之註冊資本不少於20%，且無擁有其單方面控制權或共同控制權，唯對其可行使重大影響力，則列作聯營公司；或

(d) 依據香港會計準則第39號，倘本集團直接或間接長期持有合營公司之註冊資本20%以下，且無擁有其共同控制權或對其可行使重大影響力，列作長期投資。

2.4. 主要會計政策概要 *(續)*

共同控制公司

共同控制公司為在合營方共同控制下之公司，唯合營各方對共同控制公司之商業活動概無單方面控制權。

本集團應佔共同控制公司收購後之業績及儲備分別計入合併損益表及合併儲備內。本集團應佔共同控制公司權益乃根據權益會計法按本集團應佔共同控制公司之資產淨值扣除減值虧損，列入合併資產負債表內。

聯營公司

聯營公司乃本集團長期持有其不少於20%投票權及本集團之地位足以對其發揮重大影響力之公司，惟並非附屬公司及共同控制公司。

本集團應佔聯營公司收購後之業績及儲備分別計入合併損益表及合併儲備內。本集團應佔聯營公司權益乃根據權益會計法按本集團應佔聯營公司之資產淨值扣除減值虧損，列入合併資產負債表內。收購聯營公司產生之商譽而未被對銷或在合併儲備內撇銷，將成為本集團應佔聯營公司的一部份。

商譽

收購附屬公司、聯營公司及共同控制公司所產生之商譽，乃指收購代價超逾於收購日應佔可辨別資產，負債及或有負債之公平價值。

訂約日期為二零零五年一月一日或以後之收購事項之商譽

因收購產生之商譽在合併資產負債表中確認為資產，初始以成本值確認，隨後按照成本扣除減值虧損列示。

本集團每年對商譽之賬面值進行減值檢討，惟期間或年度內有跡象顯示商譽發生減值，則會更頻繁對其進行檢討。

2.4. 主要會計政策概要（續）

商譽（續）

訂約日期為二零零五年一月一日或以後之收購事項之商譽（續）

為進行減值測試，業務合併產生的商譽會由收購日期起被分攤到本集團預期會因合併而產生協同效應的各個現金產生單元或現金產生單元組合，而不論本集團之其他資產或負債是否被編配至該等單元組合。分攤商譽之每一單元或單元組合應當：

- 為內部管理對商譽進行監察的本集團架構內最基層部門；及

- 不比本集團根據香港會計準則第14號*業務分類報告*釐定的主要或次要呈報格式所設定的分類更大。

對已分攤商譽之現金產生單元或單元組合，每年應測試其可收回金額，如果現金產生單元或單元組合之可收回金額低於賬面值，應確認減值虧損。

當商譽構成一個現金產生單元之一部份而這單元之某部份業務出售時，當決定出售業務之收益或虧損時，與出售業務相關之商譽將包括在該業務之賬面值內。在這種情況下出售之商譽將以出售業務和現金產生單元之保留部份之相對價值為基礎作計量。

就商譽確認的減值虧損概不會於往後期間撥回。

往年已抵銷合併滾存溢利之商譽

於二零零一年採納香港會計師公會會計準則第30號「業務合併」（「SSAP 30」）前，收購產生之商譽於收購年度與合併滾存溢利抵銷。採納香港財務報告準則第3號後，當出售產生該商譽之全部或部份業務時或商譽的現金單元出現減值跡象時，容許該商譽仍然與滾存溢利抵銷，而非反映於損益表內。

2.4. 主要會計政策概要(續)

除商譽以外的非財務資產減值

倘出現減值跡象或需要對一項資產(除存貨,遞延税項資產,投資物業及商譽)進行年度減值測試時,則需要評估該資產的可回收金額。一項資產之可收回金額乃按資產或著現金單元的使用價值及其公平價值減出售費用兩者之中的較高者計算,並就個別資產確定,除非該項資產產生的現金流入在很大程度上未能獨立於其他資產或資產組別的現金流入,於此情況下,則可收回金額按該資產所屬現金產生單位釐定。

減值虧損僅於資產賬面價值超出其可收回金額時予以確認。在評估使用價值時,本集團會使用可反映目前市場對貨幣時間價值的評估及該資產特定風險評估之税前折算率,估計日後現金流量的折讓現值。減值虧損於產生期間在損益表中扣除,惟當該資產以重估值為其賬面值時,減值虧損則按重估資產之有關會計政策入賬。

於每一個資產負債表日,對是否存在跡象表明以前年度確認之資產減值損失可能不復存在或已減少作出評估。若有該等跡象存在,應對資產之可回收金額作出估算。只有當用於確定該資產之可收回價值之估算發生變更時,才能轉回以前年度已確認之資產減值損失,但轉回之數額不應高於資產以前年度未確認減值損失時確定之賬面價值(扣除攤銷/折舊)。資產減值損失的轉回於發生時計入損益表,惟當該資產以重估值為賬面值時,減值虧損返還則按重估資產之有關會計政策入賬。

2.4. 主要會計政策概要（續）

關聯方

在下列情況下，有關方將被視為本集團的關聯方：

(a) 有關方直接或透過一名或多名仲介人間接：(i)控制本集團，或受到本集團控制或共同控制；(ii)擁有本公司的權益，並可對本集團實施重大影響力；或(iii)與他人共同擁有本集團的控制權；

(b) 有關方為聯營方；

(c) 有關方為共同控制實體；

(d) 有關方為本集團或其母公司的主要管理人員；

(e) 有關方為(a)或(d)項所述人士的直系親屬；或

(f) 有關方乃(d)或(e)項所述人士直接或間接控制、與他人共同控制或發揮重大影響力，或擁有重大投票權；

(g) 有關人士乃為本集團或本集團關連人士之任何實體為其僱員利益而設之結束僱傭後福利計劃。

物業、廠房及設備及折舊

除在建工程外，物業、廠房及設備乃按原值或估價減累計折舊及減值列賬。物業、廠房及設備成本包括其購買價及將資產達至運作狀況及位置以作其計劃之用途產生之任何直接應計成本。當物業、廠房及設備開始運作後的應計支出，如保養維修費用，一般於產生時在損益賬中扣除。若可清楚顯示上述費用能增加將來使用物業、廠房及設備時帶來之經濟利益，且能作可靠估算，該等費用則會資本化，作為資產的額外成本。

2.4. 主要會計政策概要（續）

物業、廠房及設備及折舊（續）

本集團會定期對資產進行評估，以確保資產賬面值不會有重大偏離公平價值。由於重估物業、廠房及設備而產生的價值變動，將計入資產重估儲備。若以每項資產獨立計算後，其儲備總額不足以彌補重估虧損，差額將於損益賬中扣除。其後任何重估盈餘也直接反映在損益賬中，直至完全抵銷以往反映在損益表的不足額為止。當出售重估資產時，過往估值變現列入資產重估儲備內之部份將撥入保留溢利，以儲備變動方式列賬。

折舊之計算方法乃根據個別資產按估計可使用年期，以直線法撇銷其原值或估值，所用之主要年率如下：

永久業權土地	無
樓宇	1.67% － 5%或按租約年期（以較短者為準）
租賃物業裝修	20% － 25%或按租約年期（以較短者為準）
廠房設備及機器	10% － 25%
傢俬設備、裝置及辦公室設備	10% － 33%
汽車	20% － 30%

當一項物業、廠房及設備的各部份有不同可使用年期時，該項目各部份的成本或價值將按合理的基準劃分，並獨立計算折舊。

於每一個資產負債表結算日，就殘值、可使用年期及折舊方法進行覆核及調整（如適用）。

當資產被處置或不能為企業帶來未來經濟收益時，將終止確認其價值。一項物業、廠房和設備處置及報廢所產生之收益或損失按售出淨額減去該等資產之賬面淨值後之差額確認於損益表中。

2.4. 主要會計政策概要(續)

物業、廠房及設備及折舊(續)

在建工程乃指正在興建中之大廈,以原值扣除減值虧損而不予折舊入賬。原值包括興建之直接成本。在建工程於完成及可供使用時重置為適當類別之物業、廠房及設備或投資物業。

投資物業

投資物業是指持有的土地及樓宇(包括經營租賃下某項物業之租賃權益,並在其他方面符合投資物業之涵義者)作為賺取租金或待資本升值用途;且不用作生產或提供貨品、服務或其他行政用途或正常業務銷售。該物業始初以成本列賬,包括交易費。其後於每年年結日按公平價值列賬以反映市值。

投資物業公平價值變動所產生的盈利或虧損,直接反映在該年度之損益表內。

當出售投資物業時,所產生的盈利或虧損,於出售年度之損益表內確認。

倘有物業由集團自用物業轉變為投資物業,集團會將該等物業按照「物業、廠房及設備及折舊」政策處理截至使用性質轉變為止,及於使用性質轉變當日,該等物業之賬面值及公平價值之差額按照上文所述「物業、廠房及設備及折舊」政策確認為重估值。

2.4. 主要會計政策概要（*續*）

租賃

凡將所有資產擁有權之收益及風險（法定業權除外）轉讓至本集團之租約均列作融資租賃。訂立融資租賃時，資產之原值按最低租賃付款之現值列作資本，並連同債務（不計利息部分）入賬，以反映購買及融資情況。資本化之融資租賃資產列入物業、廠房及設備內，並以直線成本法估計資產使用年期折舊，註銷所有租賃資產扣除剩餘價值後之成本或重估值。相關融資成本則直接反映在損益表中，以反映租賃期內的穩定支出。

凡融資性質租購合約買入資產會確認為融資租賃，並以估計資產使用年期折舊。

凡租賃公司仍實際上保留資產擁有權之所有收益及風險之租約均列作經營租約。本集團作為出租人，租賃資產於非流動資產內列賬及此等經營租金收入以直線法按租約年期計入損益表內。本集團作為承租人，此等經營租金以直線法按租約年期由損益表內扣除。

土地租賃預付始初以成本列賬，其後按其租賃年期以直線成本法確認。當租賃支出不能合理劃分為土地及物業部份，整個租賃支出將以融資租賃資產形式列作物業、廠房及設備處理。

2.4. 主要會計政策概要*(續)*

投資及其他財務資產

根據香港會計準則39，財務資產可分類為以公平價值計入損益的財務資產，貸款及應收賬，如適用。當財務資產開始確認時，以公平價值加入直接應佔交易成本(如在公平價值不計入損益的情形下)。本集團於首次成為合約一方時並考慮該合約是否內含嵌入式衍生工具。就分析顯示若經濟之性質及內含嵌入式衍生工具之風險對該主合約並無緊密關連，該主合約與內含嵌入式衍生工具被視為分隔，其後並非以公平值計入損益。

本集團於首次確認後釐定其財務資產分類，並在容許及適當之情況下於結算日重新評估有關分類。

財務資產的定期購入及出售在交易日確認—交易日指本集團承諾購入或出售該資產之日。定期購入及出售是指財務資產的購入及出售需要按條例於指定期間內將資產送抵並投入市場。

以按公平價值計入損益的財務資產

以公平價值計入損益表之財務資產包括持作交易之資產，及在初次確認時劃分為以公平價值計入損益之資產。財務資產如以短期賣出為目的而購買，則分類為持作交易資產。本集團持有之衍生工具亦歸類為持作交易，除非彼等被指定為有效對沖工具或財務擔保合約。持作交易投資之盈虧在收益表中確認。

若合約包含一個或多個嵌入式衍生工具，整份混合式合約可能指定為以公平價值計入損益之財務資產，惟嵌入式衍生工具未使現金流量發生重大變化或明確禁止嵌入式衍生工具分離除外。

2.4. 主要會計政策概要*(續)*

投資及其他財務資產*(續)*

以按公平價值計入損益的財務資產(續)

若財務資產滿足以下標準，可在初次確認時劃分為以公平價值計入損益：(i)劃分可排除或大大降低以不同標準計量資產或確認損益而產生之矛盾處理；(ii)根據記錄風險管理政策，資產為以公平價值管理及評估業績之財務資產之一部份；或(iii)財務資產包含無須單獨記錄之嵌入式衍生工具。

貸款及應收款

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產。該類資產其後以實際利率計算減值後之成本列賬。攤銷成本之計算乃經計及收購產生之任何折扣或溢價，及包括實際利率及交易成本之內部組成部份費用。當終止確認為貸款及應收款、減值或攤銷過程中時，收益及虧損於損益表內確認。

公平價值

在有組織金融市場上買賣活躍的投資的公平價值，乃參考結算日收盤時市場的買入報價來釐定。就並無形成活躍市場的投資而言，其公平價值乃採用估值法釐定。有關方法包括採用近期的公平市場交易；參照大致相同的其他工具的現行市值；現金流量折現分析及期權定價模式。

財務資產減值

於各結算日，本集團會評估是否有客觀跡象表明一項財務資產或一類財務資產已減值。

2.4. 主要會計政策概要 *(續)*

財務資產減值 *(續)*

以攤銷成本計價的資產

倘有客觀跡象顯示以攤銷成本計價的貸款及應收款或持有至到期投資已出現減值虧損，虧損金額按資產的賬面價值與估計未來現金流量(不包括尚未產生的日後信貸損失)按財務資產原有實際利率(即初步確認時的實際利率)折現的現值之間的差額計算。資產的賬面值可直接調低或透過使用備抵賬抵減。有關減值虧損在損益中確認。

本集團首先評估客觀減值跡象是否個別存在於個別重大的財務資產，及個別或整體存在於並非個別重大的財務資產。倘本集團釐定以個別方式評估的財務資產(無論重大與否)並無存在客觀減值跡象，此項資產將被歸入具有類似信貸風險特徵的同類財務資產當中，及作整體減值評估。以個別方式進行減值評估的資產若確認或繼續確認減值虧損，則不會納入整體減值評估。

倘其後減值虧損金額減少，且有關減少客觀上與確認減值後發生的事件有關，則先前確認的減值虧損可予以撥回。其後撥回的任何減值虧損於收益表確認，惟資產的賬面值不得超逾其於撥回當日的攤銷成本。

就應收貿易款項而言，倘有客觀證據(如債務人可能資不抵債或出現嚴重財務困難)顯示本集團無法按照原有發票條款收回所有到期應付款項，本集團會作出減值撥備。應收款項之賬面值會因使用撥備賬戶而減少。減值債務一經評估為無法收回即會取消確認。

以成本計價的資產

倘有客觀跡象表明，因公平價值無法可靠計算而不以公平價值列賬的非上市股本工具，出現減值虧損，有關虧損金額按資產賬面值與估計未來現金流量按類似財務資產現行市場回報率折讓的現值之間的差額計算。該等資產的減值虧損不得撥回。

2.4. 主要會計政策概要（續）

終止確認財務資產

在下列情況下，終止確認財務資產（或（倘適合）部份財務資產或一組類似財務資產的一部份）：

- 收取資產現金流量的權利已到期；
- 本集團保留收取資產現金流量的權利，惟根據「轉手」安排有責任即時將有關金額悉數支付第三方；或
- 本集團已轉讓其收取資產現金流量的權利，且(a)已基本轉讓資產的所有風險及回報，或(b)並無轉讓或保留資產的所有風險及回報，但已轉讓資產的控制權。

倘本集團已轉讓其收取資產現金流量的權利，但並無轉讓或保留資產的所有風險及回報，亦無轉讓資產的控制權，該資產按本集團持續參與有關資產的部份確認。倘以就已轉讓資產作出保証的形式持續參與有關資產，按資產原有賬面值與本集團可能須償還的最高代價金額兩者間的較低者計算。

倘以已轉讓資產的保證及／或購入購股權（包括現金結算購股權或相似撥備）的形式持續參與有關資產，本集團持續參與的部份為本集團可能購回的已轉讓資產的金額，惟倘為按公平價值列賬資產的保證認沽期權（包括現金結算購股權或相似撥備），則本集團持續參與的部份僅限於已轉讓資產的公平價值及購股權行使價（以較低者為準）。

按攤銷成本入賬之財務負債（包括計息貸款及借貸）

財務負債包括貿易及其他應付款項及計息銀行借款初步按公平值減直接交易成本列賬，隨後以實際利息法按攤銷成本計量，倘貼現影響並不重大，財按成本列賬。

有關收益及虧損於負債取消確認時透過攤銷過程在溢利或虧損淨額中確認入賬。

2.4. 主要會計政策概要（*續*）

財務擔保合約

香港會計準則第39號範圍內之財務擔保合約乃列作財務負債入賬。財務擔保合約初步以其公平價值及收購或發行財務擔保合約直接應佔之交易成本確認，惟倘有關合約乃以公平值計入損益者則除外。於初步確認後，本集團將以下列兩項之較高者計量財務擔保合約：(i)按照香港會計準則第37號*撥備、或有負債和或有資產*釐定之金額；及(ii)初步確認之金額減（如適用）按照香港會計準則第18號*收入*確認之累積攤銷。

終止確認財務負債

當負債項下的責任獲解除或取消或屆滿時，終止確認財務負債。

倘現有財務負債被來自同一借款人但條款極不相同的另一項負債所取代，或對現有負債的條款進行大幅修改，上述更替或修訂將被視作終止確認原有負債及確認新負債，而有關賬面值的差額將確認為溢利或虧損。

衍生財務工具及對沖

本集團利用貨幣遠期合約等衍生財務工具對沖其外幣波動相關風險。該等衍生財務工具乃按訂立衍生工具合約當日的公平價值初步確認，其後按公平價值重新計量。當公平價值為正數時，該等衍生工具入賬列為資產，當公平價值為負數時，則列為負債。

不適用於對沖會計法的衍生工具的公平價值變動產生的任何損益、直接撥入年內溢利或虧損淨額。

貨幣遠期合約的公平價值仍經參考現時同類到期日合約的遠期匯率而釐定。

2.4. 主要會計政策概要 *(續)*

存貨

存貨乃按成本或可變現淨值兩者中之較低者列賬。成本以先進先出及加權平均法計算。如屬在製品及製成品，其成本包括直接材料、直接工資、及適當比例的間接成本。可變現淨值乃按估計售價減預期完成並出售所需之成本計算。

現金及現金等額

就合併現金流量表而言，現金及現金等額包括手持現金、活期存款及可隨時轉換為已知金額現金之短期高變現能力之投資(有關投資所受價值變動之風險並不重大，並於收購後三個月內到期)減去須於要求時還款及構成本集團現金管理之基本部份的銀行透支。

就資產負債而言，現金及現金等額指手持現金及銀行現金，包括定期存款，以及性質近似現金、使用不受限制之資產。

撥備

當因已發生的事件而產生現有法律或推定的責任，而日後解除責任時有可能須消耗資源時確認撥備，但估算責任所涉及的款額須能夠可靠地估算。

當折現的影響是重大時，則所能確認的撥備為於結算日，預期須用以清償責任的未來開支的現有價值。因時間過去而增加的已折現現有價值部份，均列入損益帳的財務成本內。

2.4. 主要會計政策概要（續）

所得稅

所得稅包括當期及遞延稅項。所得稅於損益表內確認，如該項所得稅與已於股東權益確認之項目有關，或與於股東權益不同期間入賬之項目有關，則於股東權益確認。

當期和以前年度的現時稅項資產和負債按預期可收回或支付予稅務機構的金額計算。

在結算日時資產與負債的稅基與其在財務報告的賬面值之間的所有暫時性差異，須按負債法計提遞延稅項撥備。

所有應課稅暫時性差異均會確認為遞延稅項負債，惟下列則屬例外：

- 倘若遞延稅項負債的起因是由於商譽，或在一宗非屬業務合併的交易中初步確認之資產或負債，與及在交易時，對會計利潤或應課稅利潤或虧損均無影響；及

- 對於涉及附屬公司，聯營公司及合營企業權益之投資的應課稅暫時性差異而言，倘若撥回暫時性差異的時間可以控制，以及暫時性差異不甚可能在可見將來撥回。

對於所有可於稅務上扣減之暫時性差異、承前未用稅項資產及未用稅項虧損，若日後有可能出現應課稅利潤，可用以抵扣該等可扣減暫時性差異、該等承前未用稅項資產及未用稅項虧損確認為遞延稅項資產，惟應注意下列各點：

- 倘若有關可扣減暫時性差異的遞延稅項資產的起因，是由於在一宗非屬業務合併的交易中初步確認資產或負債，而且在交易時，對會計利潤或應課稅利潤或虧損均無影響，則屬例外；及

- 對於涉及附屬公司、聯營公司及合營企業權益之投資的應課稅暫時性差異而言，只有在暫時性差異有可能在可見將來撥回，而且日後有可能出現應課稅利潤，可用以抵扣該等暫時性差異時，方會確認遞廷稅項資產。

2.4. 主要會計政策概要 *(續)*

所得税 *(續)*

遞延税項資產的賬面值，在每個結算日予以審閱。若不再可能有足夠應課税利潤用以抵扣相關税項資產的全部或部分，則扣減遞延税項資產賬面值。相反，在可能有足夠應課税利潤用以抵扣相關税項資產的全部或部份時，則確認過往不予確認的遞延税項資產。

遞延税項資產及負債乃按變現資產或清償負債時預期適用的税率衡量，並以結算日當日已經生效或大致上已生效的税率(及税法)為基準。

遞延税項資產及負債只可在現行税項資產及負債有合法權利，以及遞延税項乃關乎同一應課税實體及統一税務機關情況下，方可互相抵銷。

收入確認

收入乃本集團預計可獲得經濟利益及收入能可靠地計算時才確認入賬，基礎如下：

(a) 銷售貨品，當擁有權之重大風險及收益已轉予買方，惟本集團對該等出售貨品並無維持一般與業權有關之管理權，亦無實際控制權；

(b) 提供分包及管理服務，當該等服務提供時；

(c) 提供裝修及翻修服務，當該等服務於一段期間內完成；

(d) 利息收入，以權責發生為基礎，財務資產的淨賬面值以實際利率折現該財務工具估計之未來現金流計算；

(e) 租金收入，按租約年期內以直線法計算；及

(f) 股息收入，於確立股東收款權利時確認。

2.4. 主要會計政策概要*(續)*

僱員福利

以股份為基礎的支出

本公司管理購股計劃的目的，是為了合資格參與者對本集團業務作出貢獻給予彼等獎勵及報酬。本集團內的員工(包括董事)以權益工具對價交易作為提供服務報酬(「權益結算交易」)。

與僱員進行權益結算交易的成本將參照授予工具當日公平價值計算。在評估權益結算交易時，概不考慮任何表現條件，惟與本公司股價相關的條件(「市場條件」)(倘適用)除外。

權益結算交易的成本，連同股本的相應增加，於達致表現及／或服務條件的期間予以確認，直至有關僱員完全可享有有關報酬之日(「歸屬日」)為止。於歸屬日之前各結算日就權益結算交易確認的累計開支，乃反映歸屬期屆滿的程度，以及本集團對於最終歸屬的權益工具數量的最佳估計。期內收益表扣除或計入的金額乃代表該期間期初及期末所確認的累計開支變動。

除市場條件歸屬的報酬外，對於最終未予歸屬的報酬，則不予確認費用。而對於按市場條件歸屬的報酬，在滿足所有其他表現條件的情況下，不論市場條件是否達到要求，均視作已歸屬。

倘修訂權益結算報酬的條款，將會至少確認開支，猶如有關條款並無修訂。此外，亦會就任何修訂確認開支，增加股本償付安排的公平價值總額，或於修訂當日計算時對僱員有利。

倘註銷權益結算報酬，則會視作已於註銷當日歸屬，而任何未就報酬確認的開支將即時確認。然而，倘以新報酬取代所註銷的報酬，並於授出當日列作取代回報，則所註銷及新授出的報酬將視作原有報酬的修訂，有關詳情載於上段。

2.4. 主要會計政策概要 *(續)*

僱員福利 *(續)*

以股份為基礎的支出(續)

尚未行使購股權的攤薄影響乃反映為計算每股盈利時的額外股份攤薄。

本集團已就權益結算報酬採納香港財務報告準則第2號的過渡條文，並僅就於二零零二年十一月七日後批授而於二零零五年一月一日尚未歸屬以及在二零零五年一月一日或之後批授的權益結算報酬應用香港財務報告準則第2號。

對於二零零二年十一月七日或之前授予員工的購股權之財務影響，並沒有於本公司或本集團內之資產負債表內反映直至行使購股權，其成本亦沒有於損益表或資產負債表內確認。當行使購股權時，本公司將以股本面值增加股本，而超出股本面值部份將以股本溢價方式於本公司內確認。於行使日期前取消或失效之購股權均由尚未行使購股權之名冊內剔除。

退休福利計劃

根據強制性公積金條例，本集團為所有合資格參加之僱員管設一個界定供款強制性公積金退休福利計劃法(「強積金計劃」)。按照強積金計劃之規章，供款乃按參與之僱員相關薪酬的某一百份比計算，並於應付供款時自損益表扣除。強積金計劃之資產與本集團資產分開處理，另由一個獨立運作之基金管理。本集團之僱主供款一旦注入強積金計劃即悉數歸屬僱員，僱主自願供款部份除外。倘僱員於可獲得僱主之自願供款部分前離職，該部分按強積金計劃規定退回本集團。

2.4. 主要會計政策概要*（續）*

僱員福利*（續）*

退休福利計劃（續）

在強積金計劃實施前，本集團為所有僱員提供兩項界定供款退休福利計劃，該計劃之資產乃與本集團之資產分開，獨立管理。根據其中一項計劃，僱主及僱員之供款於一九九四年一月暫停，惟管理人根據該計劃之規則繼續管理及投資該計劃之資產，並按該計劃之條款向僱員付款。根據另一計劃，合資格僱員乃按其薪金之指定百份比計算供款，並於彼等支付時按該計劃條款計入損益表內。倘僱員於可獲得僱主之全部供款前退出該計劃，其未能領取之款額可用作減低本集團日後應支付之供款。此計劃於二零零零年十二月一日後仍然運作。

本集團需為中國國內營運之附屬公司之僱員對地方政府營運之中央退休金計劃作出供款。國內附屬公司需根據員工薪金百分比供款至中央退休金計劃。根據中央退休金計劃的規定，供款視作應付款項及記賬於損益結算表內。

股息

董事建議派付之末期股息於資產負債表之資本及儲備項下，列作保留溢利之獨立分配，直至股東於股東週年大會批准派付該等股息。倘該等股息獲股東批准，並予以宣派，則確認為負債入賬。

中期股息由本公司同時建議及宣派，因本公司之公司細則授權董事宣派中期股息之權利。故此，中期股息於建議派付及宣派時隨即確認為負債。

2.4. 主要會計政策概要 *(續)*

外幣

本財務報表以港元呈列，此仍本公司之功能及呈列貨幣。本集團各實體的財務報表所列項目，乃按該實體自行決定之功能貨幣計量。外幣交易均按交易日當日之匯率換算為功能貨幣。外幣計值的貨幣資產及負債以結算日匯率換為功能貨幣。除已提供海外投資作對沖的外幣借貸外，所以匯兌差異均轉入損益項目。對沖項目則轉入權益項目直至出售該投資時，才於損益表內確認。借貸相關稅項所產生的匯兌差異亦視作權益處理。非貨幣項目按歷史成本計量，以始初交易日匯率換算。以公平價值計量的外幣非貨幣項目以決定公平價值該日的匯率換算。

部份海外附屬公司、共同控制公司及聯營公司採用港元以外貨幣作為功能貨幣。於合併時已採用結算日匯率將該實體的資產及負債項目換算成本公司的呈列貨幣，而且損益表則按年內之加權平均匯率換算為港元。由此產生之匯兌差異列入外匯變動儲備。當出售外幣實體時，相關已確認於權益內之累計金額將撥入收益表。

計算合併現金流量表時，海外附屬公司現金流轉以現金流動當日的匯率換算為港元。頻繁的海外附屬公司經常性現金流轉，以年內之加權平均匯率換算為港元。

3. 重大會計判斷及估計

判斷

在採納本集團之會計政策的過程中，管理層已作出下列判斷，除該等涉及估計數字外，此等判斷對財務報表已確認的數額均有重大影響：

經營租約承擔—作為出租人

本集團擁有商業物業作投資組合。本集團釐定擁有該以經營租約形式出租物業業權之風險及收益。

投資物業及自用物業分類

本集團已定立是否將物業界定為投資物業的判斷基礎。投資物業視為用作賺取租金或待資本升值用途或兩者皆是。因此，本集團認為物業產生之現金流獨立於本集團其他資產。

有些物業由賺取租金或待資本升值的部份及用作生產或提供貨品或服務或其他行政用途的部份組成。如這些部分能獨立出售(或以融資方式出租)，本集團將各部份獨立入賬。如這些部份不能獨立出售，該物業只有在少部份用作生產或提供貨品或服務或其他行政用途的情況下，才被視為投資物業。

本集團已對每項物業作出判斷，決定物業之附屬設施是否重大，令物業不符合資格列為投資物業。

3. 重大會計判斷及估計(續)

估計涉及的不確定性

於結算日，關於將來的關鍵假設及其他估計不確定性的主要原因闡述如下，此等假設及不確定性原因可能導致資產及負債賬面值於下一財政年度內出現重大調整。

商譽減值

本集團已訂立是否將商譽最少每年度作減值。此需要預計分配至各現金產生單位之使用價值。本集團需要估計各現金產生單位之預期將來現金流量計算估計使用價值，並採用適當貼現率計算該等現金流量之現值。於二零零六年十二月三十一日，商譽賬面值為38,612,000港元(二零零五年：無)。詳情載列於附註17。

遞延税項資產

遞延税項資產是就可能有應課税盈利而就此可使用虧損之未使用税項虧損作確認。重大會計判斷需要按照可能將來應課税盈利時間及水平，並配合將來税務計劃策略，而就此訂立遞延税項資產金額得以確認。於二零零六年十二月三十一日，遞延税項賬面值為16,966,000港元。(二零零五年：14,525,000港元)。於二零零六年十二月三十一日，未確認税項虧損賬面值為17,921,000港元(二零零五年：30,768,000港元)。詳情載列於本財務報表附註31。

4. 分類資料

分類資料以兩種分類模式呈列：(i)按業務分類呈報之主要分類模式；(ii)按地域分類呈報之次要分類模式。

本集團之經營業務按經營性質，提供之商品及服務性質而劃分架構及管理。本集團轄下各業務分類代表一項策略性商業單元。此單元提供之商品及服務所承擔之風險及獲得之回報有別於其他業務類別。業務分類之概略如下：

(a) 零售業務經營零售日常便服；

(b) 出口業務生產及出口成衣；及

(c) 其他業務，主要為布料買賣及其它業務。

在確定本集團之地域分類時，收益按顧客所處地區分類，資產則按資產所在地分類。

本年度並沒有業務間的銷售及轉撥(二零零五年：無)

4. 分類資料（續）

(a) 業務分類

下表分別列出於二零零五年及二零零六年十二月三十一日之本集團以業務分類之收入，盈利及若干資產、負債及開支資料。

本集團

	零售業務		出口業務		其他		合併	
	二零零六年	二零零五年	**二零零六年**	二零零五年	**二零零六年**	二零零五年	**二零零六年**	二零零五年
	港幣千元	港幣千元	**港幣千元**	港幣千元	**港幣千元**	港幣千元	**港幣千元**	港幣千元
分類收入：								
向外間顧客銷貨	**2,918,766**	2,492,489	**1,254,136**	1,148,110	**224,457**	161,799	**4,397,359**	3,802,398
其他收入及收益	**27,828**	30,636	**26,351**	46,189	**20,093**	9,104	**74,272**	85,929
總計	**2,946,594**	2,523,125	**1,280,487**	1,194,299	**244,550**	170,903	**4,471,631**	3,888,327
分類業績	**207,557**	221,730	**67,844**	86,264	**12,777**	6,657	**288,178**	314,651
利息收入及								
未分配收入							**136,475**	46,203
未分配費用							**(44,522)**	(25,501)
融資成本							**(17,837)**	(9,481)
應佔除稅後業績：								
共同控制公司	**–**	–	**341**	(338)	**(53)**	769	**288**	431
聯營公司	**–**	–	**28,662**	44,628	**–**	–	**28,662**	44,628
除稅前溢利							**391,244**	370,931
稅項							**(77,586)**	(79,446)
本年溢利							**313,658**	291,485

4. 分類資料（續）

(a) 業務分類（續）

本集團

	零售業務		出口業務		其他		合併	
	二零零六年	二零零五年	**二零零六年**	二零零五年	**二零零六年**	二零零五年	**二零零六年**	二零零五年
	港幣千元	港幣千元	**港幣千元**	港幣千元	**港幣千元**	港幣千元	**港幣千元**	港幣千元
資產及負債：								
分類資產	**943,951**	717,032	**740,675**	782,249	**345,474**	182,204	**2,030,100**	1,681,485
應佔共同控制公司權益	**–**	–	**3,461**	3,745	**16,725**	18,116	**20,186**	21,861
應佔聯營公司權益	**65,740**	84,292	**141,283**	129,521	**–**	–	**207,023**	213,813
未分配資產							**1,454,686**	1,494,778
總資產							**3,711,995**	3,411,937
分類負債	**606,594**	531,014	**414,869**	433,402	**170,641**	124,095	**1,192,104**	1,088,511
未分配負債							**651,657**	510,598
總負債							**1,843,761**	1,599,109
其他分類資料：								
折舊及攤銷	**50,655**	66,033	**19,346**	47,875	**46,548**	10,366	**116,549**	124,274
實現在損益表內之淨減值／(返還減值)	**(121)**	416	**(2,208)**	(521)	**–**	–	**(2,329)**	(105)
實現在損益表內之重估虧損／(盈餘)	**–**	–	**–**	72	**–**	(285)	**–**	(213)
投資物業公平價值變動	**–**	–	**–**	–	**(1,523)**	(600)	**(1,523)**	(600)
其他非現金支出／(收入)	**67,840**	39,325	**3,091**	12,004	**(81,736)**	(8,683)	**(10,805)**	42,646
資本開支	**111,992**	114,970	**28,939**	37,475	**97,284**	128,517	**238,215**	280,962
實現在股東權益內之重估盈餘	**–**	–	**–**	(917)	**90**	(4,043)	**90**	(4,960)

4. 分類資料（續）

(b) 地區分類

下表分別列出於二零零五年及二零零六年十二月三十一日之本集團以地區分類之收入，若干資產及開支資料。

截至二零零六年十二月三十一日

	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：							
向外間顧客銷貨	2,087,199	130,940	1,039,058	875,731	155,142	109,289	4,397,359
其他分類資料：							
分類資產	1,132,138	67,565	363,232	260,110	1,349	205,706	2,030,100
資本開支	185,139	940	–	34,408	–	17,728	238,215

截至二零零五年十二月三十一日

	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：							
向外間顧客銷貨	1,781,836	118,004	934,090	785,207	80,793	102,468	3,802,398
其他分類資料：							
分類資產	992,000	84,282	226,363	179,038	11,472	188,330	1,681,485
資本開支	213,183	2,821	–	44,670	–	20,288	280,962

5. 收入，其他收入及收益

收入，同時為本集團之營業額，指扣除退貨、貿易折扣及集團內部交易後之銷貨發票淨值。

以下業務的收益列入收入內：

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
收入		
零售日常便服	**2,918,767**	2,492,489
成衣出口	**1,254,135**	1,148,110
布料貿易及其它業務	**224,457**	161,799
	4,397,359	3,802,398
其他收入		
銀行利息收入	**33,226**	30,294
服務及加工服務費收入	**21,132**	19,524
其他銷售收入	**3,935**	1,402
佣金及管理費收入	**3,943**	5,886
裝修工程收入	**13,274**	5,353
租金總收入	**3,138**	204
其他	**32,560**	34,163
	111,208	96,826
收益		
出售股本投資之收益	**5,741**	—
匯兌差異，淨額	**9,848**	10,573
公平價值收益，淨額：		
以公平價值計入損益的股本投資	**68,551**	13,853
衍生財務工具－不列作風險對沖的交易	**11,936**	8,370
其他	**3,463**	2,510
	99,539	35,306
	210,747	132,132

6. 融資成本

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
於五年內償還之銀行貸款及 銀行透支利息支出	**17,657**	9,307
融資租賃利息支出	**180**	174
	17,837	9,481

7. 除稅前溢利

本集團除稅前溢利已扣除／(計入)下列各項：

	附註	**二零零六年** **港幣千元**	二零零五年 港幣千元
銷售存貨成本*		**2,573,042**	2,176,579
折舊	14	**116,122**	123,865
攤銷土地租賃預付款	16	**427**	409
經營租約之最低租金：			
土地及樓宇		**579,507**	403,021
廠房及機器		**499**	198
		580,006	403,219
核數師酬金		**6,845**	6,312
員工福利費用(包括董事酬金，附註8)：			
工資及薪金		**736,445**	657,877
退休金供款		**18,037**	16,652
減：退還沒收供款		**(38)**	(112)
退休金淨供款**		**17,999**	16,540
		754,444	674,417
物業、廠房及設備減值回撥	14	**(2,329)**	(105)
出售／撇銷物業、廠房及設備之虧損		**14,247**	25,204

7. 除稅前溢利(續)

	附註	二零零六年 港幣千元	二零零五年 港幣千元
重估樓宇之淨盈餘		–	(213)
投資物業之公平價值變動	15	**(1,523)**	(600)
清算共同控制公司之收益		**(1,334)**	–
清算共同控制公司減值回撥#		**(1,474)**	–
滯銷存貨撥備*		**8,172**	16,368
聯營公司貸款的減值準備#		**47,045**	11,106
應佔共同控制公司之減值#		**1,692**	–
投資物業的總租金收入		**(3,138)**	(204)
賺取租金收入之投資物業所產生之直接營運費用(包括維修及保養)		**363**	10

* *銷售之存貨成本及銷售成本包括滯銷存貨撥備返還8,172,000港元(二零零五年:滯銷存貨撥備16,368,000港元)。*

** *於二零零六年十二月三十一日,本集團已無沒收供款可供減少來年公積金計劃供款(二零零五年:無)。*

\# *這些項目已列入合併損益表之其他經營費用內。*

8. 董事酬金

依照上市規則及公司條例第161條列報的董事酬金如下：

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
袍金	**400**	400
執行董事的其他酬金：		
薪金、津貼及實物利益	**8,538**	6,729
與業績掛鉤花紅	**10,275**	11,295
退休金供款	**290**	271
	19,103	18,295
	19,503	18,695

(a) 獨立非執行董事

於本年內支付及應付予獨立非執行董事袍金如下：

	二零零六年	二零零五年
	港幣千元	港幣千元
王敏剛　銅紫荊星章　太平紳士	**100**	100
劉漢銓　金紫荊星章　太平紳士	**100**	100
鐘瑞明　金紫荊星章　太平紳士	**100**	100
	300	300

年內概無向獨立非執行董事支付其它報酬(二零零五年：無)。

8. 董事酬金（續）

(b) 執行董事及非執行董事

	袍金	薪金、津貼及實物利益	與業績掛鈎花紅	退休金供款	總酬金
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二零零六年					
執行董事：					
楊釗博士					
銀紫荊星章　太平紳士	–	60	1,610	3	1,673
楊勳先生	–	1,723	3,837	49	5,609
楊浩先生	–	1,104	323	55	1,482
鮑仕基先生	–	1,795	2,779	76	4,650
許宗盛太平紳士	–	1,200	469	60	1,729
張慧儀女士	–	696	1,177	35	1,908
陳永根先生	–	1,000	–	12	1,012
張與基先生	–	960	80	–	1,040
	–	8,538	10,275	290	19,103
非執行董事：					
林家禮博士	100	–	–	–	100
	100	8,538	10,275	290	19,203
二零零五年					
執行董事：					
楊釗博士					
銀紫荊星章　太平紳士	–	60	3,290	3	3,353
楊勳先生	–	1,731	3,544	46	5,321
楊浩先生	–	1,051	294	53	1,398
鮑仕基先生	–	1,694	2,785	72	4,551
許宗盛太平紳士	–	1,200	455	60	1,715
張慧儀女士	–	660	927	33	1,620
陳永根先生	–	333	–	4	337
張與基先生	–	–	–	–	–
	–	6,729	11,295	271	18,295
非執行董事：					
林家禮博士	100	–	–	–	100
	100	6,729	11,295	271	18,395

年內概無任何安排使任何董事已放棄或同意放棄其酬金（二零零五年：無）。

9. 五位最高薪僱員

年內五位最高薪僱員包括兩位(二零零五年：兩位)董事，彼等酬金之資料已於上文附註8中披露。其餘三位(二零零五年：三位)最高薪非董事僱員之酬金詳情如下：

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
薪酬、津貼及實物利益	**5,290**	5,531
與業績掛鈎花紅	**4,953**	9,503
退休金供款	**381**	522
	10,624	15,556

最高薪非董事僱員之酬金按下列組別歸類為：

	本集團	
	二零零六年	二零零五年
2,000,001港元 － 2,500,000港元	**1**	–
3,500,001港元 － 4,000,000港元	**1**	1
4,000,001港元 － 4,500,000港元	**1**	–
4,500,001港元 － 5,000,000港元	**–**	1
7,000,001港元 － 7,500,000港元	**–**	1
	3	3

10. 稅項

香港利得稅乃根據年內源自香港之估計應課稅溢利按稅率17.5%（二零零五年：17.5%）作出撥備。其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	二零零六年 **港幣千元**	二零零五年 港幣千元
本集團：		
本年 — 香港		
年內支出	**19,469**	21,131
過往年度撥備不足／(超額撥備)	**(2,961)**	1,690
本年 — 其他地區	**61,677**	60,729
遞延 *(附註31)*	**(599)**	(4,104)
本年度稅項支出	**77,586**	79,446

下表列出本公司及其主要附屬公司按註冊成立所在地之法定稅率計算並適用於除稅前盈利之稅項支出，以及按實際稅率計算之稅項支出進行對賬；並就適用稅率（即法定稅率）以及實際稅率進行對賬：

	本集團			
	二零零六年		二零零五年	
	港幣千元	**%**	港幣千元	%
除稅前溢利	**391,244**		370,931	
按法定稅率計算稅項	**68,467**	**17.5**	64,912	17.5
其他國家較高稅率	**17,373**	**4.4**	41,433	11.1
就過往年度之稅項作本年調整	**(2,961)**	**(0.8)**	1,690	0.4
應佔共同控制及聯營公司溢利及虧損	**(5,066)**	**(1.3)**	(7,885)	(2.1)
毋須繳納稅項之收入	**(14,231)**	**(3.6)**	(20,507)	(5.5)
不可扣稅之支出	**11,737**	**3.0**	3,192	0.9
使用過往期間稅項虧損	**(9,314)**	**(2.4)**	(3,686)	(1.0)
沒有確認之稅項虧損	**9,245**	**2.4**	5,378	1.4
其他	**2,336**	**0.6**	(5,081)	(1.3)
按實質稅率計算之稅項支出	**77,586**	**19.8**	79,446	21.4

10. 稅項（續）

根據中國稅法，在中國內地運作的公司需按中國會計規則編制之法定財務報告內反映之應課稅利潤，按稅率33%繳納企業所得稅。

中外合資企業需繳納國家所得稅30%及地方所得稅3%。就國家所得稅，部份該等企業可於其經營之首兩個／三個盈利年度豁免企業所得稅，並於隨後三年／四年內獲減免50%企業所得稅。

在澳洲及紐西蘭成立及營運的附屬公司之應課稅溢利為30%。年內已按澳洲及紐西蘭產生之預估評稅溢利計提所得稅。

合併損益表內應佔共同控制公司及聯營公司溢利及虧損之賬面值已分別包含應佔控制公司及聯營公司稅項抵減533,000港元（二零零五年：稅項費用519,000港元）及稅項費用11,823,000港元（二零零五年：15,051,000港元）。

11. 本公司股權持有人應佔溢利

截止二零零六年十二月三十一日止年度，在本公司財務報表內處理的本公司股權持有人應佔溢利為25,483,000港元（二零零五年：15,723,000港元）（附註34）。

12. 股息

	二零零六年 港幣千元	二零零五年 港幣千元
中期 － 每股普通股3.20港仙 （二零零五年：2.90港仙）（附註34）	**33,756**	30,432
上年度末期股息計提不足（附註34）	**1,063**	265
	34,819	30,697
擬派發末期 － 每股普通股12.24港仙 （二零零五年：10.90港仙）（附註34）	**129,115**	114,382
擬派發特別 － 每股普通股10.00港仙 （二零零五年：10.00港仙）（附註34）	**105,486**	104,938
	269,420	250,017

12. 股息（續）

本年度建議末期及特別股息須經本公司股東在即將舉行之股東周年大會批准，方才作實。

13. 本公司股權持有人應佔每股盈利

每股基本盈利乃根據本公司股權持有人應佔溢利及於年內已發行普通股之加權平均股數計算。

每股攤薄盈利乃根據本公司股權持有人應佔溢利計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之年內已發行普通股之加權平均股數，與假設年內所有購股權被行使而無償發行的普通股加權平均數之總和。

計算每股基本及攤薄盈利根據如下：

	二零零六年 港幣千元	二零零五年 港幣千元
盈利		
用於計算每股基本及攤薄盈利的股權持有人應佔溢利	**271,582**	242,809

	股數	
	二零零六年 千位	二零零五年 千位
股份		
用於計算每股基本盈利的年內已發行普通股之加權平均股數	**1,053,183**	1,020,029
攤薄影響－普通股加權平均股數：購股權	**7,759**	19,660
	1,060,942	1,039,689

14. 物業、廠房及設備

本集團

	樓宇 港幣千元	租賃物業裝修 港幣千元	廠房設備及機器 港幣千元	傢俬裝置辦公室及設備 港幣千元	汽車 港幣千元	在建工程 港幣千元	總計 港幣千元
二零零六年十二月三十一日							
於二零零五年十二月三十一日及二零零六年一月一日							
按成本或估值	167,147	259,455	444,498	295,904	47,450	66,313	1,280,767
累計折舊及減值	–	(151,761)	(285,368)	(188,138)	(33,337)	–	(658,604)
淨賬面值	167,147	107,694	159,130	107,766	14,113	66,313	622,163
於二零零六年一月一日扣除累計折舊及減值後淨值	167,147	107,694	159,130	107,766	14,113	66,313	622,163
新增	8,210	91,809	83,044	50,536	3,913	1,604	239,116
購入附屬公司(附註35)	–	–	689	7,788	243	–	8,720
出售／撇銷	(300)	(13,141)	(4,728)	(3,219)	(1,397)	–	(22,785)
轉入／(轉出)	66,092	–	–	–	–	(66,092)	–
轉往投資物業	(17,410)	–	–	–	–	–	(17,410)
年內折舊	(6,605)	(17,210)	(47,162)	(40,598)	(4,547)	–	(116,122)
返還減值	–	109	1,497	425	298	–	2,329
匯兑調整	4,151	2,965	6,817	6,514	619	9	21,075
於二零零六年十二月三十一日扣除累計折舊及減值後淨值	221,285	172,226	199,287	129,212	13,242	1,834	737,086
於二零零六年十二月三十一日							
按成本或估值	228,472	316,111	532,205	360,610	47,411	1,834	1,486,643
累計折舊及減值	(7,187)	(143,885)	(332,918)	(231,398)	(34,169)	–	(749,557)
淨賬面值	221,285	172,226	199,287	129,212	13,242	1,834	737,086
成本及估值分析：							
按成本	–	316,111	532,205	360,610	47,411	1,834	1,258,171
按估值	228,472	–	–	–	–	–	228,472
	228,472	316,111	532,205	360,610	47,411	1,834	1,486,643

14. 物業、廠房及設備（續）

本集團

	樓宇 港幣千元	租賃物業裝修 港幣千元	廠房設備及機器 港幣千元	傢俬裝置辦公室及設備 港幣千元	汽車 港幣千元	在建工程 港幣千元	總計 港幣千元
二零零五年十二月三十一日							
於二零零五年一月一日							
按成本或估值	101,261	237,521	431,835	286,802	46,381	5,346	1,109,146
累計折舊及減值	–	(142,780)	(250,615)	(187,525)	(30,870)	–	(611,790)
淨賬面值	101,261	94,741	181,220	99,277	15,511	5,346	497,356
於二零零五年一月一日扣除累計折舊及減值後淨值	101,261	94,741	181,220	99,277	15,511	5,346	497,356
新增	68,685	69,349	25,091	53,045	4,421	60,967	281,558
出售／撇銷	(391)	(21,808)	(1,216)	(3,069)	(1,069)	–	(27,553)
重估盈餘	6,101	–	–	–	–	–	6,101
年內折舊	(4,005)	(34,314)	(43,333)	(37,900)	(4,313)	–	(123,865)
返還減值／(減值)	–	162	31	(29)	(59)	–	105
匯兑調整	(4,504)	(436)	(2,663)	(3,558)	(378)	–	(11,539)
於二零零五年十二月三十一日扣除累計折舊及減值後淨值	167,147	107,694	159,130	107,766	14,113	66,313	622,163
於二零零五年十二月三十一日							
按成本或估值	167,147	259,455	444,498	295,904	47,450	66,313	1,280,767
累計折舊及減值	–	(151,761)	(285,368)	(188,138)	(33,337)	–	(658,604)
淨賬面值	167,147	107,694	159,130	107,766	14,113	66,313	622,163
成本及估值分析：							
按成本	–	259,455	444,498	295,904	47,450	66,313	1,113,620
按估值	167,147	–	–	–	–	–	167,147
	167,147	259,455	444,498	295,904	47,450	66,313	1,280,767

14. 物業、廠房及設備（*續*）

於二零零六年十二月三十一日，列入物業、廠房及設備總額中以融資租賃方式擁有的資產的賬面淨值合共1,514,000港元（二零零五年：2,771,000港元）。

上年度本集團的樓宇由獨立專業合資格估值師戴德梁行，S.F.Ahmed & Co.及PT Saptasentra Jasa Pradana按公開市價及現有用途重估為167,147,000港元。本公司董事認為於本結算日，該估值沒有重大改變。

本年度，本集團部份物業轉往投資物業。該物業於改變用途當日由獨立專業合資格估值師戴德梁行按公開市價及現有用途重估為17,410,000港元（附註15）。本次重估沒有產生重估盈餘或虧損。

若此等土地及樓宇以成本減累積折舊列賬，其賬面值應為約197,352,000港元。

上述以估值列賬的土地及樓宇乃按以下年期持有：

	香港 港幣千元	**其他地區** 港幣千元	**總計** 港幣千元
永久業權土地	–	7,855	7,855
長期租約	–	77,149	77,149
中期租約	2,925	133,356	136,281
	2,925	218,360	221,285

於二零零六年十二月三十一日，本集團部份物業和廠房設備機器，其合計賬面淨值分別為52,059,000港元（二零零五年：52,885,000港元）及4,042,000港元（二零零五年：4,722,000港元）已抵押予銀行以獲得銀行融資額（附註28）。

15. 投資物業

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
於一月一日賬面值	**2,500**	1,900
由自用物業轉入(附註14)	**17,410**	—
公平價值調整，淨溢利	**1,523**	600
於十二月三十一日賬面值	**21,433**	2,500

本集團投資物業乃按以下年期持有：

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
香港 — 中期租約	**3,100**	2,500
中國內地 — 中期租約	**18,333**	—
	21,433	2,500

本集團的投資物業已於二零零六年十二月三十一日經獨立專業估值師戴德梁行按公開市價及現有用途重估為21,433,000港元。此物業以經營租賃方式租予第三者。詳情載列於本財務報告附註38(a)。

於二零零六年十二月三十一日，本集團部份投資物業賬面淨值18,333,000港元(二零零五年：無)已抵押予銀行以獲得銀行融資額(附註28)。

15. 投資物業*(續)*

本集團的投資物業詳情如下：

地點	用途	租約	本集團應佔權益百分比
香港新界荃灣沙嘴道11號 達貿中心10樓1，2，3及5室	工業	中期	60
中國湖南省長沙市芙蓉區 黃興中路12-14號1，2及3樓	商業	中期	100

16. 土地租賃預付款

	本集團	
	二零零六年 **港幣千元**	二零零五年 港幣千元
於一月一日賬面值	**17,618**	18,027
年內確認	**(427)**	(409)
匯兑調整	**746**	–
於十二月三十一日賬面值	**17,937**	17,618
列為短期部份，包括在預付款、按金及其他應收賬款	**(427)**	(409)
長期部份	**17,510**	17,209

此租貸土地位於中國並以中期租約持有。

17. 商譽

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
於十二月三十一日之成本及賬面淨值(附註35)	**38,612**	—

誠如本財務報表附註2.4之解釋，本集團於採用財務報告準則3的過渡性條文，容許於二零零一年前合併業務時所產生之商譽與滾存溢利對銷。

於二零零一年採納會計準則30前，由收購附屬公司、共同控制公司及聯營公司產生之商譽及負商譽而仍保留在二零零六年十二月三十一日之滾存溢利內之金額分別為2,429,000港元(二零零五年：2,429,000港元)及7,145,000港元(二零零五年：7,145,000港元)。該商譽以成本列賬。

商譽之減值測試

業務合併所產生之商譽已撥入作為零售營運之現金產生單元，此乃須予申報分類，作為減值測試。

零售營運之現金產生單元之可收回金額根據使用價值計算，方法為計算管理層批核的五年期財政預算中預測現金流量。現金流量預測之貼現率為5.5%。而超越5年期之現金流量，則以增長率5%作推斷，此乃相等於紐西蘭零售營運之長期平均增長率。根據本公司過往在紐西蘭經營經驗，管理層相信此乃合理增長率。

於截至二零零六年十二月三十一日止年度，零售營運之現金產生單元之使用價值計算過程乃基於若干重要假設。管理層基於以下各項重要假設，進行商譽減值測試：

預算毛利率 — 所採納之預算毛利率乃建基於預算年度前一年之平均毛利率及預期效率改善程度及市場發展作考慮。

貼現率 — 所採納之貼現率乃按税前數據及能反映澳紐零售營運之特定風險。

18. 應佔附屬公司權益

	本公司	
	二零零六年	二零零五年
	港幣千元	港幣千元
非上市股份，成本值	**377,717**	377,717
附屬公司欠款	**363,668**	316,419
	741,385	694,136
減值準備	**(45,000)**	(45,000)
	696,385	649,136

附屬公司的欠款為無抵押，免息及沒有固定償還期限。本公司董事認為該等應收款項可統稱為授予附屬公司之準權益貸款。附屬公司欠款賬面值接近公平價值。主要附屬公司之詳情載列於本財務報告附註42。

19. 應佔共同控制公司權益

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
應佔淨資產	**46,589**	45,005
共同控制公司欠款	**1,525**	1,804
欠共同控制公司款項	**(19,568)**	(16,806)
	28,546	30,003
減值準備	**(8,360)**	(8,142)
	20,186	21,861

與共同控制公司的結存為無抵押、免息及沒有固定償還期限。共同控制公司欠款及欠共同公司款項賬面值接近公平價值。

19. 應佔共同控制公司權益 *(續)*

主要共同控制公司詳情如下：

公司名稱	登記股本	登記及營運地點	本集團應佔權益百分比* 二零零六年	二零零五年	主要業務
湖北長進製衣有限公司	1,200,000美元	中國內地	**30**	30	製造成衣
南京江大服飾有限公司	1,500,000美元	中國內地	**45**	45	製造成衣
明石染廠有限公司	8,100,000美元	中國內地	**40**	40	提供漂染服務
湖北仙安製衣有限公司	728,300美元	中國內地	**15.1**	15.1	製造成衣

所有共同控制公司皆通過附屬公司間接持有。

所有共同控制公司均不經由安永會計師事務所或其他安永國際成員公司審核。

* *投票權及溢利分配的百分比與本集團應佔權益的百分比是相同的。*

19. 應佔共同控制公司權益（續）

以上為董事認為對本集團業績構成主要影響或組成本集團淨資產之主要部份之共同控制公司。董事認為詳列其他共同控制公司會令篇幅過於冗長。

本集團的共同控制公司的財務資料如下列示：

	二零零六年 港幣千元	二零零五年 港幣千元
應佔共同控制公司資產及負債：		
流動資產	**69,742**	70,843
非流動資產	**24,768**	24,494
流動負債	**(47,921)**	(50,332)
資產淨值	**46,589**	45,005

	二零零六年 港幣千元	二零零五年 港幣千元
應佔共同控制公司業績：		
營業額	**178,845**	174,467
其他收入	**360**	428
總收入	**179,205**	174,895
總費用	**(179,450)**	(173,945)
稅項	**533**	(519)
除稅後溢利	**288**	431

20. 應佔聯營公司權益

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
應佔淨資產	**124,904**	117,652
購入商譽	**8,282**	8,282
聯營公司欠款	**1,338**	1,470
欠聯營公司款項	**(3,000)**	(7,682)
聯營公司貸款	**141,932**	113,479
	273,456	233,201
減值準備	**(8,282)**	(8,282)
聯營公司貸款的減值準備	**(58,151)**	(11,106)
	207,023	213,813

與聯營公司的結存及貸款予聯營公司為無抵押，免息及沒有固定償還期限。聯營公司欠款及欠聯營公司款項賬面值接近公平價值。

主要聯營公司詳情如下：

公司名稱	**已發行及繳付股本面值**	**註冊成立或登記／營運地點**	**本集團應佔權益百分比**		**主要業務**
			二零零六年	二零零五年	
Glorious Sun Fashion Garment Mfg. Co. (Phil) Inc.	33,500,000披索普通股	菲律賓	**49.5**	49.5	製造成衣
Rays Apparel (H.K.) Limited	200,000港元普通股	香港	**35**	35	供代理服務
Rays Apparel, Inc.	232,243美元普通股 1,667,757美元優先股	美國	**35**	35	入口及分銷成衣

20. 應佔聯營公司權益（續）

公司名稱	已發行及繳付股本面值	註冊成立或登記／營運地點	本集團應佔權益百分比 二零零六年	二零零五年	主要業務
瀝洋製衣（香港）有限公司	1,000,000港元普通股	香港	**50**	50	製造成衣
G.S-i.t Limited	2港元普通股	香港	**50**	50	投資控股
旭日極速聯營有限公司	10,000港元普通股	香港	**50**	50	零售便服

所有聯營公司皆通過附屬公司間接持有。

所有聯營公司均不經由安永會計師事務所或其他安永國際成員公司審核。

以上為董事認為對本集團業績構成主要影響或組成本集團淨資產主要部份之聯營公司。董事認為詳列其他聯營公司會令篇幅過於冗長。

本集團已停止確認應佔G.S-i.t Limited及旭日極速聯營有限公司之虧損，因應佔此等聯營公司之虧損超越本集團應佔此等聯營公司之權益。本集團未確認應佔本年之虧損為17,695,000港元（二零零五年：11,106,000港元）。

年內，由於商業環境競爭激烈，以致聯營公司經營之零售業務遜於預期。本公司董事認為雖然該聯營公司繼續運作，但未能確認該聯營公司所產生之現金流量能於可預見將來足夠彌補投資成本及有關貸款。本集團已由聯營公司可收回金額內撥出貸款減值準備47,045,000港元。

20. 應佔聯營公司權益（續）

除G.S-i.t Limited及旭日極速聯營有限公司因沒有持續確認業績外，本集團其他的聯營公司財務資料如下列示，資料源自各公司管理賬及財務報表。

	二零零六年 港幣千元	二零零五年 港幣千元
資產	**668,305**	875,666
負債	**(379,902)**	(640,320)
收入	**1,016,116**	1,184,830
溢利	**57,277**	89,256

21. 存貨

	本集團	
	二零零六年 港幣千元	二零零五年 港幣千元
原料	**81,225**	101,628
半製成品	**103,157**	112,629
製成品	**424,931**	346,278
	609,313	560,535

於二零零六年十二月三十一日，本集團部份存貨已抵押予銀行以獲得銀行融資額，其賬面價值為83,048,000港元（二零零五年：86,017,000港元），詳細情形見財務報表附註28。

22. 應收賬款及票據

應收賬款及票據包括已扣除減值準備的應收貿易賬款共279,400,000港元(二零零五年：233,326,000港元)及應收票據269,470,000港元(二零零五年：198,324,000港元)。應收票據於兩個結算日的賬齡少於四個月。下列為應收貿易賬款之賬齡分析：

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
少於四個月	**264,957**	219,060
四至六個月	**6,988**	13,496
超過六個月	**7,455**	770
	279,400	233,326

本集團給予貿易客戶之賒賬期平均為45天。本集團保持對應收結餘的嚴謹控制，並擁有賒賬控制部門以減低賒賬風險，高級管理層會定期查閱結欠。本集團的應收賬款來自多個客戶，並沒有重大的集中賒賬風險。應收賬款是免息的。

於二零零六年十二月三十一日，本集團在應收銀行可追溯貼現票據80,757,000港元(二零零五年：83,115,000港元)(「貼現票據」)。因該貼現票據不符合財務資產之終止確認條件，故已包括於以上之應收票據內。相對地，本集團向銀行收取作為貼現票據代價金之相關借款，於結算日已確認為負債，並包括於計息銀行及其他借貸內(附註28)。

23. 關連公司欠款

按香港公司法例第161B條，關連公司欠款詳列如下：

本集團

公司名稱	**於二零零六年十二月三十一日** 港幣千元	**年內最高欠款** 港幣千元	**於二零零六年一月一日** 港幣千元
Jeanswest Corporation (New Zealand) Limited	—	589	589
G.S. Property Management Limited	230	443	197
Golden Sunshine Enterprises Limited	177	177	151
港朋有限公司	—	29	29
輝年管理有限公司	317	317	106
	724		1,072

以上公司全部由楊釗太平紳士、楊勳先生控制，兩人皆為公司之董事。

關連公司欠款為無抵押，免息及沒有固定償還期限。關聯公司欠款賬面值接近公平價值。

24. 以公平價值計入損益的股本投資

	本集團	
	二零零六年 **港幣千元**	二零零五年 港幣千元
香港上市的股本投資，按市值	**180,266**	59,525

於二零零五年及二零零六年十二月三十一日，以上股本投資被列為交易持有。

25. 現金及現金等額結存及已抵押存款

	附註	本集團 二零零六年 港幣千元	本集團 二零零五年 港幣千元	本公司 二零零六年 港幣千元	本公司 二零零五年 港幣千元
現金及銀行存款		**477,112**	497,650	**315**	315
定期存款		**569,598**	790,331	**432,885**	692,677
		1,046,710	1,287,981	**433,200**	692,992
減：已抵押定期存款：					
抵押作銀行透支及長期銀行貸款	28	**(21,784)**	(21,784)	**–**	–
現金及現金等額		**1,024,926**	1,266,197	**433,200**	692,992

於結算日，本集團擁有人民幣現金及銀行存款283,070,000港元(二零零五年：347,717,000港元)。人民幣不可自由兑換成其他貨幣，但依據「中國外匯管理條例及結匯、售匯及付匯管理規定」，准許本集團透過授權執行外匯業務之銀行把人民幣兑換為其他貨幣從而進行外匯業務。

銀行存款按每日銀行存款浮動息率賺取利息。短期定期存款期由一天至三個月不等，視乎本集團對現金的即時需要及該定期的存款息率。現金、現金等額及已抵押定期的賬面值接近其公平價值。

於二零零六年十二月三十一日，本集團部份銀行存款賬面值21,784,000港元(二零零五年：21,784,000港元)已抵押予銀行以獲得銀行融資額(附註28)。

26. 應付賬款及票據

應付賬款及票據包括應付貿易賬款共477,383,000港元(二零零五年：405,466,000港元)。下列為應付貿易賬款之賬齡分析：

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
少於四個月	**435,818**	391,685
四至六個月	**38,255**	10,597
超過六個月	**3,310**	3,184
	477,383	405,466

應付賬款為免息及通常於90天內償還。

27. 衍生財務工具

於本年內，本集團已簽訂外幣匯兌遠期合約以管理匯率風險，但並不符合對沖條件。非對沖貨幣衍生公平價值變動11,936,000港元(二零零五年：8,370,000港元)已於損益賬內反映。

28. 計息銀行貸款及其他借款

本集團 — 二零零六年

	實際利率(%)	到期日	港幣千元
流動			
融資租賃應付款(附註29)	2.75－6.8	2007	912
銀行透支－無抵押	最優惠利率－ 最優惠利率+0.5	按需要	17,572
銀行透支－有抵押	10.75	按需要	2,932
銀行貸款－無抵押	銀行同業拆息+1－5.58	2007	24,902
銀行貸款－有抵押	銀行同業拆息+0.875－10.5	2007	128,683
銀行借款作為貼現票據代價金(附註22)	銀行同業拆息+0.875	2007	80,757
信托收據－有抵押	銀行同業拆息+0.875	2007	73,842
			329,600
非流動			
融資租賃應付款(附註29)	2.75－6.8	2008-2011	671
			330,271

28. 計息銀行貸款及其他借款(續)

本集團 — 二零零五年

	實際利率(%)	到期日	港幣千元
流動			
融資租賃應付款(附註29)	5-13	2006	1,381
銀行透支－無抵押	最優惠利率－最優惠利率+2.5	按需要	7,388
銀行透支－有抵押	最優惠利率－最優惠利率+2.5	按需要	3,742
銀行貸款－無抵押	銀行同業拆息+0.875	2006	24,272
銀行貸款－有抵押	銀行同業拆息+0.5	2006	56,169
銀行借款作為貼現票據代價金(附註22)	銀行同業拆息+0.75	2006	83,115
信托收據－有抵押	銀行同業拆息+0.75	2006	75,120
			251,187
非流動			
融資租賃應付款(附註29)	5-13	2007-2009	1,088
銀行貸款－有抵押	銀行同業拆息+0.5	2007-2008	4,916
			6,004
			257,191

28. 計息銀行貸款及其他借款（續）

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
分析如下：		
銀行貸款、信托收據及銀行透支：		
一年內及按需要	**328,688**	249,806
第二年	**–**	4,878
第三年至第五年（包括首尾兩年）	**–**	38
	328,688	254,722
融資租賃應付款：		
一年內按需要	**912**	1,381
第二年	**179**	671
第三年至第五年（包括首尾兩年）	**492**	417
	1,583	2,469
	330,271	257,191

附註：

(a) 本集團部份銀行透支、信托收據及貸款額以下列作為擔保：

(i) 本集團部份樓宇，於結算日之累計賬面淨值為52,059,000港元（二零零五年：52,885,000港元）。

(ii) 本集團部份廠房設備及機器，於結算日之累計賬面淨值為4,042,000港元（二零零五年：4,722,000港元）。

(iii) 本集團部份投資物業，於結算日之累計賬面淨值為18,333,000港元（二零零五年：無）。

(iv) 本集團部份銀行存款，於結算日之價值共21,784,000港元（二零零五年：21,784,000港元）。

(v) 本集團部份存貨，於結算日之賬面值共83,048,000港元（二零零五年：86,017,000港元）。

(b) 所有計息銀行貸款及其他借款按其相關實體之功能貨幣計算。

28. 計息銀行貸款及其他借款（續）

其他利息資料：

	本集團			
	二零零六年		二零零五年	
	固定息率	浮動息率	固定息率	浮動息率
	港幣千元	港幣千元	港幣千元	港幣千元
融資租賃應付款	**1,583**	**–**	2,469	–
銀行透支－無抵押	**–**	**17,572**	–	7,388
銀行透支－有抵押	**–**	**2,932**	–	3,742
銀行貸款－無抵押	**4,902**	**20,000**	–	24,272
銀行貸款－有抵押	**8,627**	**120,056**	–	61,085
銀行借款作為貼現票據代價金	**–**	**80,757**	–	83,115
信托收據－有抵押	**–**	**73,842**	–	75,120

29. 融資租賃應付款

本集團租賃若干機器及汽車用於生產業務及商業用途。該等租約被分類為融資租賃租約，餘下租期為三至五年。

於二零零六年十二月三十一日，最低租賃還款額及其現值詳列如下：

本集團

	最低租賃還款額		最低租賃還款額之現值	
	二零零六年	二零零五年	二零零六年	二零零五年
	港幣千元	港幣千元	港幣千元	港幣千元
應付金額：				
於一年內	**1,015**	1,542	**912**	1,381
於第二年	**236**	756	**179**	671
於第三至第五年 （包括首尾兩年）	**542**	473	**492**	417
最低租賃付款總額	**1,793**	2,771	**1,583**	2,469
將來的財務費用	**(210)**	(302)		
應付租賃款淨額	**1,583**	2,469		
列為流動負債部份（附註28）	**(912)**	(1,381)		
長期部份（附註28）	**671**	1,088		

30. 少數股東長期貸款

少數股東長期貸款為無抵押，免息及於一年後償還。少數股東長期貸款賬面值接近其公平價值。

31. 遞延稅項

遞延稅項負債及遞延稅項資產的變動情況如下：

遞延稅項資產

本集團

	虧損抵銷將來應課稅溢利	
	二零零六年	二零零五年
	港幣千元	港幣千元
於二零零六年一月一日	**14,525**	11,887
購買附屬公司(附註35)	**703**	–
本年度轉入損益賬之遞延稅項(附註10)	**441**	3,484
匯兑調整	**1,297**	(846)
於二零零六年十二月三十一日總遞延稅項資產	**16,966**	14,525

遞延稅項負債

本集團

	加速稅項折舊	
	二零零六年	二零零五年
	港幣千元	港幣千元
於二零零六年一月一日	**411**	1,057
本年度轉入損益賬之遞延稅項(附註10)	**(158)**	(620)
匯兑調整	**16**	(26)
於二零零六年十二月三十一日總遞延稅項負債	**269**	411
於二零零六年十二月三十一日遞延稅項淨資產	**16,697**	14,114

31. 遞延税項(續)

本集團在香港產生的暫估税項虧損為17,921,000港元(二零零五年：30,768,000港元)可無限期用以抵銷產生有關税項虧損的公司的未來應課税溢利，由於該虧損已存在於附屬公司內有一段長時間，並認為不大可能有足夠應課税溢利可作抵銷，故並沒有於遞延税項資產內確認。

於二零零六年十二月三十一日，本集團並無就其附屬公司，共同控制公司或聯營公司的未匯出盈利的應付税項確認任何重大遞延税項負債(二零零五年：無)，由於該等款額匯出時，本集團並無額外的税項負債，故並未確認重大遞延税項負債。

本公司向其股東派發股息並無附有任何所得税之後果。

32. 股本

股份

	普通股數量		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	千位	千位	**港幣千元**	港幣千元
法定股本：				
每股面值0.10港元之普通股	**6,000,000**	6,000,000	**600,000**	600,000
已發行及繳足股本：				
每股面值0.10港元之普通股	**1,054,864**	1,049,376	**105,486**	104,938

於本年內，有購股權288,000及5,200,000股分別以認購價每股2.564及2.876港元行使(附註33)，以致發行5,488,000股股份，每股0.10港元，未扣除費用前之總現金補償代價共15,693,000港元。

32. 股本(續)

按以上本公司發行普通股變動，總結本年度交易如下：

	發行股份數量 千位	發行股本 港幣千元	溢價 港幣千元	總計 港幣千元
於二零零五年一月一日	1,000,584	100,058	268,668	368,726
行使購股權	48,792	4,880	90,159	95,039
	1,049,376	104,938	358,827	463,765
發行股份費用	—	—	(18)	(18)
於二零零五年十二月三十一日及二零零六年一月一日	1,049,376	104,938	358,809	463,747
行使購股權	5,488	548	15,145	15,693
	1,054,864	105,486	373,954	479,440
發行股份費用	—	—	(16)	(16)
於二零零六年十二月三十一日	1,054,864	105,486	373,938	479,424

33. 購股權計劃

於二零零五年九月一日，本公司股東批准終止(即不得再授出購股權)本公司於一九九六年九月二日採納之購股權計劃(「舊計劃」)及採納新購股權計劃(「新計劃」)。所有於舊計劃終止前發行及尚未行使之購股權仍具有效力。

(a) 舊計劃

舊計劃於一九九六年九月二日獲本公司採納，旨在為對本集團業務成就作出貢獻之合資格參與者提供激勵及獎賞。舊計劃之合資格參與者包括本集團之執行董事及全職僱員。

33. 購股權計劃（續）

(a) 舊計劃（續）

舊計劃下之購股權並無賦予持有人獲派任何股息或於股東大會上投票之權利。

年度內根據舊計劃授出而尚未行使之購股權如下：

	購股權數目					購股權			本公司股份價格***	
	於二零零六年	年內			於二零零六年					
參與者類別	一月一日	行使	失效	取消	十二月三十一日	授出日期*	行使期間	認購價**	緊接行使日期前	於行使日期
	千位	千位	千位	千位	千位			港幣元	港幣元	港幣元
僱員總計	7,800	(5,200)	–	–	2,600	一九九七年六月十六日	二零零零年六月十五日至二零零七年六月十四日	2.876	3.909	3.915
	12,816	(288)	(1,052)	–	11,476	一九九七年八月三十日	一九九七年九月十六日至二零零七年八月二十九日	2.564	3.752	3.769
	6,656	–	(1,052)	–	5,604	一九九七年十月三十一日	一九九七年十月三十一日至二零零七年十月三十日	1.800	–	–
	27,272	(5,488)	(2,104)	–	19,680					

33. 購股權計劃*(續)*

(a) 舊計劃*(續)*

舊計劃之購股權於本年度內之重整附註：

* 購股權之歸屬期由授出日期起直至行使期開始為止。

** 購股權之認購價須就供股或發行紅股或本公司股本之其他類似變動而作出調整。

*** 緊接購股權的行使日期前披露的本公司股份價格，是緊接於購股權行使日期前本公司股份在聯交所加權平均收市價。

於年內共行使5,488,000股購股權，就此本公司已發行5,488,000股普通股，新增股本548,000港元和股本溢價為15,145,000港元(未扣除發行費用)，有關詳情載列於財務報表附註32。

本公司於結算日，舊計劃中尚未行使之購股權共有19,680,000股，佔於該日之本公司已發行股份約1.87%。根據本公司現行資本架構，若全面行使所有尚未行使之購股權將致使發行額外19,680,000股，每股面值0.10港元之股份，並獲得款項約46,989,000港元。

由於年內並無授出任何購股權，故未有購股權預期價值披露。

33. 購股權計劃(續)

(b) 新計劃

本公司於二零零五年九月一日採納了新計劃，除經修訂或終止外，新計劃將由採納起計十年內有效。

新計劃旨在吸引及保留高質素員工發展本公司業務；為本集團僱員、行政人員及董事提供額外獎勵；以及藉連繫購股權持有人及股東之利益，促進本公司長遠財務成功。

根據新計劃，可授購股權之上限不得超過於批准購股權計劃日期已發行股份10%。可發行予每名合資格承授人之股份上限為於任何十二個月期間不得超過1%。

購股權之認購價由董事局決定，惟不得低於以下較高者：(i)本公司股份在授出購股權日期(必須為營業日)在聯交所每日報價表所列收市價；(ii)本公司股份在緊接授出購股權日期前五個交易日在聯交所每日報價表所列平均收市價；及(iii)股份面值。

由於年內並無購股權按新計劃授出，故未有購股權預期價值披露。

34. 儲備

本集團

	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	資產重估儲備 港幣千元	外匯變動儲備 (註i) 港幣千元	不可分派儲備 (註ii) 港幣千元	滾存溢利 (註ii) 港幣千元	總計 港幣千元	少數股東權益 港幣千元
		屬於本公司股權持有人							
於二零零五年一月一日		268,668	115,551	16,201	(18,604)	5,942	877,376	1,265,134	149,114
重估盈餘淨額		–	–	4,960	–	–	–	4,960	851
換算海外附屬公司、共同控制及聯營公司的匯兑調整		–	–	–	(14,147)	–	–	(14,147)	919
轉撥自滾存溢利		–	–	–	–	465	(465)	–	–
支付予少數股東股息		–	–	–	–	–	–	–	(49,887)
出售時變現之重估儲備		–	–	(17)	–	–	17	–	17
年內淨溢利		–	–	–	–	–	242,809	242,809	48,676
發行股本	32	90,159	–	–	–	–	–	90,159	–
股本發行費用	32	(18)	–	–	–	–	–	(18)	–
二零零四年末期股息計提不足	12	–	–	–	–	–	(265)	(265)	–
二零零五年中期股息	12	–	–	–	–	–	(30,432)	(30,432)	–
二零零五年擬派末期股息	12	–	–	–	–	–	(114,382)	(114,382)	–
二零零五年擬派特別股息	12	–	–	–	–	–	(104,938)	(104,938)	–
於二零零五年十二月三十一日		358,809	115,551	21,144	(32,751)	6,407	869,720	1,338,880	149,690

34. 儲備 *(續)*

本集團

	附註	屬於本公司股權持有人							
		股本溢價	繳入盈餘	資產重估儲備	外匯變動儲備 (註i)	不可分派儲備 (註ii)	滾存溢利 (註ii)	總計	少數股東權益
		港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零六年一月一日		358,809	115,551	21,144	(32,751)	6,407	869,720	1,338,880	149,690
換算海外附屬公司、共同控制及聯營公司的匯兑調整		–	–	–	26,744	–	–	26,744	4,220
轉撥自滾存溢利		–	–	–	–	413	(413)	–	–
支付予少數股東股息		–	–	–	–	–	–	–	(51,424)
少數股東注入股本		–	–	–	–	–	–	–	670
出售時變現之重估儲備		–	–	(90)	–	–	90	–	–
年內淨溢利		–	–	–	–	–	271,582	271,582	42,076
發行股本	32	15,145	–	–	–	–	–	15,145	–
股本發行費用	32	(16)	–	–	–	–	–	(16)	–
二零零五年末期股息計提不足	12	–	–	–	–	–	(1,063)	(1,063)	–
二零零六年中期股息	12	–	–	–	–	–	(33,756)	(33,756)	–
二零零六年擬派末期股息	12	–	–	–	–	–	(129,115)	(129,115)	–
二零零六年擬派特別股息	12	–	–	–	–	–	(105,486)	(105,486)	–
於二零零六年十二月三十一日		373,938	115,551	21,054	(6,007)	6,820	871,559	1,382,915	145,232

附註：

(i) 外匯變動儲備已計入因換算海外附屬公司貸款之匯兑盈餘共28,191,000港元(二零零五年：匯兑盈餘15,386,000港元)。此筆款項在可預見之未來將不會償還，董事認為此仍本公司淨投資之一部分。

(ii) 根據相關的中外合資企業的法律及條例，於中國內地的共同控制公司之部份利潤需轉往不可分派的儲備基金。

34. 儲備 *(續)*

本公司

	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	滾存溢利 港幣千元	總計 港幣千元
於二零零五年一月一日		268,668	377,567	516,889	1,163,124
發行股本		90,159	–	–	90,159
股本發行費用		(18)	–	–	(18)
年內淨溢利	11	–	–	15,723	15,723
二零零四年末期股息計提不足	12	–	–	(265)	(265)
二零零五年中期股息	12	–	–	(30,432)	(30,432)
二零零五年擬派末期息	12	–	–	(114,382)	(114,382)
二零零五年擬派特別股息	12	–	–	(104,938)	(104,938)
於二零零五年十二月三十一日 及二零零六年一月一日		358,809	377,567	282,595	1,018,971
發行股本		15,145	–	–	15,145
股本發行費用		(16)	–	–	(16)
年內淨溢利	11	–	–	25,483	25,483
二零零五年末期股息計提不足	12	–	–	(1,063)	(1,063)
二零零六年中期股息	12	–	–	(33,756)	(33,756)
二零零六年擬派末期股息	12	–	–	(129,115)	(129,115)
二零零六年擬派特別股息	12	–	–	(105,486)	(105,486)
於二零零六年十二月三十一日		373,938	377,567	38,658	790,163

本集團之繳入盈餘儲備代表本公司已發行股本票面值及根據本公司於一九九六年進行集團重組時所收購附屬公司之股本及股本溢價總額之差異。

本公司之繳入盈餘儲備代表本公司以交換附屬公司已發行股本而發行之股本票面值及於本公司集團重組時收購附屬公司之資產淨值總額之差異。根據百慕達公司法1981(經修訂)，該等繳入盈餘於若干情況下可分派予各股東。

35. 業務合併

於二零零六年四月七日，本集團向本公司董事購入了Goldpromise Limited及其附屬公司(「Goldpromise集團」)100%股權。其在紐西蘭以零售方式銷售牛仔款及其他流行時尚貨品。詳情列於本財務報表附註40(b)。其購買現金代價為42,263,000港元，於二零零六年五月二十七日支付。

於收購日，Goldpromise集團的可識別資產及負債公平價值及賬面值列示如下：

	附註	收購時確認 公平價值 港幣千元	賬面值 港幣千元
物業、廠房及設備	14	8,720	8,720
遞延稅項資產	31	703	703
現金及銀行存款		14,166	14,166
存貨		12,248	12,248
預付款、按金及其他應收賬款		7,610	7,610
可收回稅款		194	194
應付賬款		(274)	(274)
其他應付賬款及應付費用		(3,147)	(3,147)
股東貸款		(36,569)	(36,569)
		3,651	3,651
收購商譽	17	38,612	
現金償還		42,263	

35. 業務合併（續）

收購附屬公司之現金及現金等額流出淨額分析如下：

	港幣千元
現金代價	(42,263)
股東貸款	(36,569)
購入之現金及銀行存款	14,166
收購附屬公司之現金及現金等額流出淨額	(64,666)

自收購後，Goldpromise集團對本集團截至二零零六年十二月三十一日止之營業額及合併溢利貢獻分別為64,693,000港元及5,022,000港元。

如收購合併於年初發生，本集團之持續收入及本年溢利將分別為4,433,384,000港元及313,851,000港元。

36. 合併現金流量表附註

重大非現金交易

年內本集團訂立的物業、廠房及設備融資租賃合約，在合約開始時之總資本額為901,000港元（二零零五年：596,000港元）。

37. 或有負債

於結算日起，未有在財務報表內撥備之或有負債如下：

	本集團		本公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	港幣千元	港幣千元	**港幣千元**	港幣千元
為附屬公司之銀行融資額提供擔保	**–**	–	**841,660**	1,079,860
附屬公司已使用以上銀行融資額	**–**	–	**9,738**	27,062

38. 經營租約協議

(a) 作為出租人

本集團以經營租約形式出租其投資物業(見財務報表附註15)，議定年期為二至三年。租約條款一般要求承租人提交保證金。

於二零零六年十二月三十一日，本集團根據不可撤銷經營租約而將來應收租客之最低租約付款如下：

	本集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
一年內	**2,772**	119
第二年至第五年(包括首尾兩年)	**7,252**	–
	10,024	119

38. 經營租約協議(續)

(b) 作為承租人

本集團以經營租約形式承租若干機械，零售店舖及辦公物業。租約之議定年期由三年至六年。

於二零零六年十二月三十一日，本集團根據不可撤經營租約而須於未來支付之最低租約付款如下：

	本集團	
	二零零六年 港幣千元	二零零五年 港幣千元
一年內	**386,981**	291,311
第二年至第五年(包括首尾兩年)	**713,256**	554,700
五年後	**213,430**	174,446
	1,313,667	1,020,457

39. 承擔

除上述附註38(b)列出之經營業務承擔外，本集團於結算日有以下承擔：

資本承擔

	本集團	
	二零零六年 港幣千元	二零零五年 港幣千元
已簽約但未計準備：		
在建工程	**10,946**	27,284
已批准但未簽約：		
在建工程	**3,675**	35,774
投資聯營公司	**–**	12,900
	3,675	48,674
	14,621	75,958

於結算日，本公司並無重大承擔。

40. 關連人士交易

(a) 除於董事局報告披露有關連交易外，本集團亦於本年內與關連人士有以下重大交易：

	附註	本集團 二零零六年 港幣千元	 二零零五年 港幣千元
從共同控制公司購入的原材料	(i)	**22**	172
付予共同控制公司的加工費	(ii)	**106,600**	63,449
付予聯營公司的加工費	(ii)	**4,052**	33,045
付予聯營公司的管理費	(iii)	**–**	5,968
銷售予聯營公司的貨品	(iv)	**188**	293

附註：

(i) 董事認為採購乃根據與該共同控制公司給予其他顧客相若之條款及條件進行。

(ii) 加工費以共同控制公司及聯營公司發生的成本加標價計算。

(iii) 管理費以直接成本加標價計算。

(iv) 銷售乃根據與本集團給予主要顧客之價格及條款進行。

(b) 關聯人士其他交易：

年內，本集團向本公司董事購入附屬公司Goldpromise集團，按公司業務運作作內部評估，訂價42,263,000港元。交易詳情已列於本財務報表附註35。

40. 關連人士交易(續)

(c) 關聯人士結欠餘額：

(i) 如合併資產負債表所披露，於結算日，本集團有關連欠款724,000港元(二零零五年：1,072,000港元)，該應收款為無抵押，免息及沒有固定還款期。

(ii) 於結算日，本集團貸款予聯營公司、聯營公司欠款及欠聯營公司款項已詳列於本財務報表附註20，而共同控制公司欠款及欠共同控制公司款項已詳列於本財務報表附註19。

(iii) 本集團之少數股東長期貸款已詳列於本財務報表附註30。

(d) 本集團核心管理人員的補償金：

	二零零六年 **港幣千元**	二零零五年 港幣千元
短期員工福利	**34,905**	37,088
退休福利	**859**	821
核心管理人員總補償金	**35,764**	37,909

董事酬金已詳列於本財務報表附註8內。

41. 財務風險管理目標及政策

除衍生工具外，本集團的主要財務工具包括銀行貸款，融資租賃和現金及銀行結餘。這些財務工具的主要目的是為集團的營運提供融資。集團的財務資產和負債，如應收合營者和應付貿易賬款，是從營運中直接產生。

在本年內，集團的政策是會經營財務工具的買賣，用以提高閑置資金的收益。本集團對財務及衍生工具的會計政策，列於財務報表附註2.4內。

本集團的財務工具產生之主要風險包括現金流量利率風險，外匯風險，信貸風險及變現能力風險。董事局已檢討並同意下述的風險管理政策。

現金流量利率風險

本集團的利率風險主要是源自集團從浮動利率借入長期貸款。

集團的長期貸款額並不大，故不認為此風險會對集團有顯著的影響。集團祗採用浮動利率債務管理利息成本。

外匯風險

本集團按既定的外匯風險管理政策進行外匯交易。本集團的交易貨幣風險是由於營運單位使用功能貨幣以外的貨幣進行銷售及購貨。

本集團的功能貨幣包括港元，人民幣、紐西蘭元及澳元。港元是與美元聯繫，因此本集團預期除了澳元收入的相關交易外，並沒有顯著的匯率變動。本集團的銷售收入約18%(二零零五年：20%)是澳元收入，而同時相關的成本則有約23%(二零零五年：24%)以美元進行。本集團通過遠期外匯對沖澳元之外匯風險。

41. 財務風險管理目標及政策*(續)*

信貸風險

本集團祗與認可及信用可靠的第三者交易。本集團的政策是會向顧客進行信貸核實程序，另外，應收賬款是會被不斷監察，而本集團的壞賬情況並不顯著。

至於其他財務資產(包括現金及銀行結餘)的信貸風險則源自對方的違約產生，最大的損失會是該工具的賬面金額。

由於本集團祗與認可及作用可靠的第三者交易，並沒有涉及抵額品的要求。

變現能力風險

本集團的目標是通過銀行貸款及融資租賃來維持資金的連續性及彈性間的平衡。集團的政策是僅可能對於借貸的到期日與相關資產的預期現金淨流入進行配比，以籌措正確的資金。

公平價值

於二零零六年十二月三十一日，本集團的財務資產及負債之賬面值約等於其公平價值。

42. 主要附屬公司詳情

以下為董事認為對本集團業績構成主要影響或組成本集團淨資產主要部份之附屬公司。董事認為詳列其他附屬公司會令篇幅過於冗長。

主要附屬公司之詳情如下：

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零六年	本集團應佔權益百分比 二零零五年	主要業務
Glorious Sun Enterprises (BVI) Limited*	英屬處女島／香港	200美元	**100**	100	投資控股
Jeanswest (BVI) Limited	英屬處女島／香港	1美元	**100**	100	投資控股
Jeanswest International (L) Limited	馬來西亞／香港	1美元	**100**	100	投資控股
Glorious Sun Licensing (L) Limited	馬來西亞／香港	1美元	**100**	100	持有商標
Jeanswest Investments (Australia) Pty. Ltd.	澳洲	12,002,202澳元	**100**	100	投資控股
Jeanswest Wholesale Pty. Ltd.	澳洲	2澳元	**100**	100	買賣成衣
Jeanswest Corporation Pty. Ltd.	澳洲	11,000,000澳元普通股 1,000,000澳元「A」股份	**100**	100	在澳洲零售便服

42. 主要附屬公司詳情（續）

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零六年	本集團應佔權益百分比 二零零五年	主要業務
Renher Pty. Ltd.	澳洲	2,200澳元普通股	**100**	100	在澳洲提供店鋪租賃服務
Goldpromise Limited	英屬處女島／香港	2美元普通股	**100**	–	投資控股
Jeanswest Corporation (New Zealand) Limited	紐西蘭	1,191,264紐西蘭元普通股	**100**	–	在紐西蘭零售便服
真維斯國際（香港）有限公司	香港／中國內地	10,000,000港元普通股	**100**	100	在中國內地零售便服
大進投資有限公司	香港／中國內地	10,000,000港元普通股	**100**	100	在中國內地零售便服
Glorious Sun Industries (BVI) Limited	英屬處女島／香港	1美元	**100**	100	投資控股
旭日製衣廠（香港）有限公司	香港	2,600,000港元普通股	**100**	100	買賣成衣

42. 主要附屬公司詳情（續）

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零六年	本集團應佔權益百分比 二零零五年	主要業務
力佳實業有限公司	香港	200,000港元普通股	**100**	100	提供代理服務
大進國際貿易(香港)有限公司	香港	6,000,000港元普通股	**100**	100	買賣及生產成衣
柏健實業有限公司	香港	600,000港元普通股	**100**	100	進出口成衣
建裕投資有限公司	香港	2港元普通股	**100**	100	提供生產管理服務
大進製衣廠(惠州)有限公司**	中國內地	8,128,000美元已繳付6,128,000美元	**100**	100	製造成衣
新東江服飾(惠州)有限公司**	中國內地	7,000,000美元	**100**	100	生產及買賣成衣
明燈紡織有限公司	香港	10,000,000港元普通股	**100**	100	進口及分銷紡織品

42. 主要附屬公司詳情（續）

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零六年	本集團應佔權益百分比 二零零五年	主要業務
Sparrow Apparels Limited#	孟加拉	10,000,000塔卡普通股	**70**	70	製造成衣
鎮安工貿有限公司	香港	10,000港元普通股	**100**	100	投資控股
大進貿易(惠州)有限公司**	中國內地	500,000港元普通股	**100**	100	買賣成衣
Chapman International Macao Commercial Offshore Limited	澳門	100,000葡幣普通股	**50.4**	50.4	買賣成衣
萬倍投資有限公司	香港	1,460,000港元普通股	**50.4**	50.4	持有物業及提供管理服務
Recent Garments and Knitting Industries Ltd.#	孟加拉	100,000塔卡普通股	**35.3##**	35.3	製造成衣
Shamoli Garments Limited#	孟加拉	10,000,000塔卡普通股	**35.3##**	35.3	製造成衣

42. 主要附屬公司詳情（續）

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零六年	二零零五年	主要業務
P.T. Crownfund Garment Factory#	印度尼西亞	1,000,000美元	**47.9**##	47.9	製造成衣
Gennon (Cambodia) Garment Manufacturing Ltd.#	柬埔寨	500,000美元普通股	**50.4**	50.4	製造成衣
惠州新安制衣廠有限公司***	中國內地	5,000,000港元	**48.4**##	48.4	製造成衣
東莞明海織染廠有限公司**	中國內地	195,230,000港元 已繳付 192,014,320港元	**50.4**	50.4	提供漂染及針織服務
Recent Sweaters Limited#	孟加拉	200,000塔卡普通股	**35.3**##	35.3	製造成衣
Rays The Glorious Investment (BVI) Limited	英屬處女島／香港	1美元	**100**	100	投資控股
豐源投資有限公司	香港	2港元普通股	**100**	100	投資控股

42. 主要附屬公司詳情（續）

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零六年	二零零五年	主要業務
石家莊常宏建築裝飾工程有限公司***	中國內地	2,100,000美元	**65**	65	室內裝修及翻新服務
泰州爵柏服飾有限公司***	中國內地	100,000美元	**60**	60	製造成衣

* *直接由本公司持有。*

** *按中國法律登記為中外獨資企業之附屬公司。*

*** *按中國法律登記為中外合資企業之附屬公司。*

不經由安永會計師事務所或其他安永國際成員公司審核。

此為本公司非全資附屬公司持有之附屬公司，因本公司對於非全資附屬公司擁有控制權，該等公司亦被稱視為附屬公司。

於本年內，本集團向本公司董事購入Goldpromise集團，購入詳情已列於本財務報表附註35及40(b)。

43. 財務報表之通過

本年度財務報表已於二零零七年四月十一日由董事會通過。

下列為本集團最近五個財務年度／期間摘錄自經審核財務報表之業績概要。

	截至二零零六年十二月三十一日止年度 港幣千元	截至二零零五年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零二年四月一日至二零零二年十二月三十一日止年度 港幣千元
收入	**4,397,359**	3,802,398	3,583,751	3,310,309	2,436,567
經營溢利(扣除融資成本)	**362,294**	325,872	341,111	318,315	217,324
應佔共同控制公司及聯營公司之溢利及虧損	**28,950**	45,059	21,828	33,524	21,656
除税前溢利	**391,244**	370,931	362,939	351,839	238,980
税項	**(77,586)**	(79,446)	(90,196)	(94,548)	(49,130)
本年／期間溢利	**313,658**	291,485	272,743	257,291	189,850
屬於：					
本公司股權持有人	**271,582**	242,809	219,193	164,843	128,693
少數股東權益	**42,076**	48,676	53,550	92,448	61,157
	313,658	291,485	272,743	257,291	189,850

下列為本集團最近五個財務年度／期間的已公佈資產、負債及少數股東權益概要。摘錄自已公佈之經審核財務報表。

	二零零六年十二月三十一日港幣千元	二零零五年十二月三十一日港幣千元	二零零四年十二月三十一日港幣千元	二零零三年十二月三十一日港幣千元	二零零二年十二月三十一日港幣千元
物業、廠房及設備	**737,086**	622,163	497,356	492,132	466,968
投資物業	**21,433**	2,500	1,900	1,650	1,650
土地租賃預付款	**17,510**	17,209	17,618	18,027	16,396
商譽	**38,612**	–	–	–	–
應佔共同控制公司及聯營公司權益	**227,209**	235,674	186,247	129,377	89,221
永久配額	**–**	–	–	1,165	1,540
遞延税項資產	**16,966**	14,525	11,887	–	–
流動資產	**2,653,179**	2,519,866	2,313,783	2,232,687	1,998,395
總資產	**3,711,995**	3,411,937	3,028,791	2,875,038	2,574,170
流動負債	**1,833,421**	1,583,294	1,373,906	1,283,908	1,092,865
計息銀行及其他貸款（非流動部份）	**671**	6,004	25,061	53,722	61,257
少數股東長期貸款	**9,400**	9,400	9,400	9,400	9,400
遞延税項負債	**269**	411	1,057	1,750	2,019
總負債	**1,843,761**	1,599,109	1,409,424	1,348,780	1,165,541
淨資產	**1,868,234**	1,812,828	1,619,367	1,526,258	1,408,629
少數股東權益	**145,232**	149,690	149,114	183,859	158,025


JEANSWEST
真維斯

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Glorious Sun Enterprises Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

Directors:
Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie
Mr. Teo Heng Kee, Peter
* Mr. Wong Man Kong, Peter, BBS, JP
* Mr. Lau Hon Chuen, Ambrose, GBS, JP
* Mr. Chung Shui Ming, Timpson, GBS, JP
• Dr. Lam Lee G.

* *Independent non-executive Director*
• *Non-executive Director*

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

30 April 2007

To the shareholders of Glorious Sun Enterprises Limited

Dear Sir or Madam,

EXPLANATORY STATEMENT IN RELATION TO THE REPURCHASE MANDATE (AS HEREINAFTER DEFINED)

This is an explanatory statement given to all the shareholders of Glorious Sun Enterprises Limited (the "Company") relating to an ordinary resolution to approve the general mandate to repurchase the Company's securities (the "Repurchase Mandate") to be proposed at the annual general meeting of the Company to be held on Friday, 22 June 2007.

(A) REPURCHASE MANDATE

(i) Share Capital

As at 23 April 2007, being the latest practicable date (the "Latest Practicable Date") prior to the printing of this document, the issued share capital of the Company was 1,058,820,000 shares of HK$0.10 each, all of which are fully paid (the "Shares"). As at such date, there were outstanding share options granted under the Company's share option scheme entitling holders thereof to subscribe for an aggregate of 15,724,000 Shares at subscription prices ranging from HK$1.80 to HK$2.876 per Share (subject to adjustment).

Subject to the passing of the ordinary resolution approving the Repurchase Mandate and on the basis that no further Shares are issued or repurchased prior to the annual general meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 105,882,000 Shares during the course of the period prior to the next annual general meeting.

(ii) Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to repurchase Shares on the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders as a whole. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per Share.

(iii) Funding of Repurchases

Repurchases must be funded out of funds which are legally available for the purpose in accordance with the Company's constitutive documents and Bermuda law, being capital paid up on the purchased Shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. It is envisaged that the funds required for any repurchase would be derived from such sources.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. No material adverse impact on the working capital requirements or gearing levels of the Company (as compared with the position disclosed in the audited financial statements for the year ended 31 December 2006 contained in the Company's 2006 annual report) is anticipated in the event that the Repurchase Mandate is exercised in full.

(iv) Share Prices

During each of the twelve months preceding the Latest Practicable Date and the period from 1 April 2007 to the Latest Practicable Date, the highest and lowest prices at which the Shares were traded on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2006		
April	4.275	3.900
May	4.000	3.100
June	3.775	3.350
July	3.800	3.550
August	4.000	3.450
September	3.910	3.420
October	3.800	3.330
November	3.550	3.300
December	3.650	3.300
2007		
January	4.160	3.340
February	4.340	3.490
March	3.780	3.310
1 April to the Latest Practicable Date	3.810	3.730

(v) General

None of the Directors or, to the best of their knowledge having made all reasonable enquires, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the shareholders.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), the memorandum of association and bye-laws of the Company and the laws of Bermuda. So far as the Directors are aware, the Company does not have any present intention to repurchase Shares pursuant to the Repurchase Mandate.

If as a result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). As a result, a shareholder or a group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and

become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. The Directors are not aware of any shareholder or a group of shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code as a result of the Directors exercising the power to repurchase Shares pursuant to the Repurchase Mandate.

As at the Latest Practicable Date, Glorious Sun Holdings (BVI) Limited ("GSH"), Advancetex Holdings (BVI) Limited ("AH") and G. S. Strategic Investment Limited ("GSSI") together held the beneficial interest in 534,268,000 Shares representing 50.46 per cent. of the issued capital of the Company. GSH, AH and GSSI are wholly-owned by Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan, both are the Directors. On the basis that no further Shares are to be issued, a full exercise of the Repurchase Mandate by the Directors would result in GSH, AH and GSSI together holding approximately 56.07 per cent. of the issued capital of the Company. Accordingly, the Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any repurchases made pursuant to the Repurchase Mandate.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of Shares.

There have been no repurchases of any Shares of the Company made in the six months preceding the Latest Practicable Date (whether on the Stock Exchange or otherwise).

(B) RECOMMENDATION

The Directors consider that the approval of Repurchase Mandate is in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the ordinary resolution relating to the Repurchase Mandate to be proposed at the annual general meeting of the Company.

Yours faithfully,
Dr. Charles Yeung, SBS, JP
Chairman

此乃要件　請即處理

閣下如對本文件之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之旭日企業有限公司股份全部**售出**，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

董事：
楊　釗博士 銀紫荊星章 太平紳士 *(董事長)*
楊　勳先生 *(副董事長)*
楊　浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生
張興基先生
*王敏剛　銅紫荊星章　太平紳士
*劉漢銓　金紫荊星章　太平紳士
*鍾瑞明　金紫荊星章　太平紳士
林家禮博士

*　*獨立非執行董事*
#　*非執行董事*

主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

有關回購授權
(按下文所定義)之説明文件

本説明文件乃發給旭日企業有限公司(「本公司」)全體股東，有關本公司將於二零零七年六月二十二日(星期五)舉行之股東週年大會上提呈一項普通決議案以批准一般授權購回本公司之證券(「回購授權」)。

(A) 回購授權

(i) 股本

於二零零七年四月二十三日(即本文件付印前之最後實際可行日期,「最後實際可行日期」),本公司已發行股本為1,058,820,000股每股面值0.10港元之股份,全部均已繳足股款(「股份」)。於同日,本公司尚有根據本公司購股權計劃授出而尚未行使之購股權,該等購股權賦予其持有人權利可按每股1.80港元至2.876港元之認購價(可予調整)認購合共15,724,000股股份。

在批准回購授權之普通決議案獲通過之條件下,並按照於股東週年大會前不會進一步發行或購回股份之基準,本公司可於來年股東週年大會前之期間內依據回購授權可購回最多達105,882,000股股份。

(ii) 購回證券之理由

董事局相信股東授予董事局一般性權力以便於市場購回股份,乃符合本公司及其股東之最佳利益。董事局只會在認為購回股份將整體性對本公司及其股東有利益之情況下方進行購回。視乎當時市場情況及資金安排而定,購回證券可提高每股股份之資產淨值及/或盈利及/或股息。

(iii) 購回證券之資金

購回證券必須以根據公司的組織文件及百慕達法例,可依法撥作此用途之資金進行(即所購回股份之已繳股本;或本公司原可供派息或分派之資金;或就集資購回證券而新發行股份所得之款項)。於一項購買中,任何超逾將予購買股份面值之溢價,必須由本公司原可供派息或分派或由本公司之股份溢價賬撥支之資金提供;預期任何購回證券所需資金將由此等資金來源提供。

倘回購授權使董事局認為本公司之營運資金需求或資本負債比率構成重大不利影響,則董事局不會建議行使回購授權。預期全面行使回購授權將不會對本公司之營運資金需求或資本負債比率產生任何重大不利影響(相對於本公司二零零六年年報所載截至二零零六年十二月三十一日止年度經審核財務報表所披露之狀況而言)。

(iv) 股份價格

股份於最後實際可行日期前十二個月之每月，及由二零零七年四月一日起至最後實際可行日期期間，在香港聯合交易所有限公司(「聯交所」)之最高及最低成交價如下：

	股份	
	最高	最低
	港元	*港元*
二零零六年		
四月	4.275	3.900
五月	4.000	3.100
六月	3.775	3.350
七月	3.800	3.550
八月	4.000	3.450
九月	3.910	3.420
十月	3.800	3.330
十一月	3.550	3.300
十二月	3.650	3.300
二零零七年		
一月	4.160	3.340
二月	4.340	3.490
三月	3.780	3.310
四月一日起至最後實際可行日期	3.810	3.730

(v) 一般事項

倘回購授權獲股東批准，各董事(就彼等於作出一切合理查詢後所知)或彼等之聯繫人士目前概無意將任何股份售予本公司。

董事局已向聯交所作出承諾，彼等將依據聯交所證券上市規則(「上市規則」)、本公司之公司大綱和細則及百慕達法例之規定，按照回購授權行使本公司權力以購回證券。就董事所知，本公司現無意根據回購授權購回股份。

倘因本公司購回股份，以致某位股東所享有之本公司投票權比率增加，則根據香港公司收購及合併守則(「收購守則」)，增加之投票權將被視作一項收購事項。因此，一名股東或多位共同行動之股東，視乎股東權益之增加

水平，可取得或鞏固本公司之控制權而須依據收購守則第26及32條提出強制收購建議。董事局並未知悉有任何股東，或多位共同行動之股東，會因董事局依據回購授權行使購回股份之權力而須依據收購守則第26及32條提出強制收購建議。

於最後實際可行日期，Glorious Sun Holdings (BVI) Limited（「GSH」）、Advancetex Holdings (BVI) Limited（「AH」）及旭日投資發展有限公司（「旭日投資」）共持有534,268,000股股份，佔本公司已發行股本50.46%之實際權益。GSH、AH及旭日投資為董事楊釗太平紳士及楊勳先生全資擁有。在不會進一步發行股份的基準下，若董事局全面行使回購授權將會導致GSH、AH及旭日投資合共持有本公司已發行股本約56.07%。因此，董事局並不察覺如根據回購授權購回股份後，會根據收購守則而引起任何後果。

目前並無任何關連人士（按上市規則所定義）已知會本公司，表示現擬將股份售予本公司，亦無承諾不會將之售予本公司（倘本公司獲授權購回股份）。

本公司於最後實際可行日期前六個月內並無購回本公司任何股份（無論於聯交所或其他地方）。

(B) 推薦意見

董事認為批准回購授權是符合本公司及各股東之最佳利益，並建議各股東於本公司之股東週年大會上，投票贊成將被提呈有關回購授權之普通決議案。

此致

旭日企業有限公司
各股東　台照

董事長
楊釗太平紳士
謹啟

二零零七年四月三十日



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

Form of proxy for use at the Annual General Meeting to be held on Friday, 22 June 2007 at 2:00 p.m.

No. of shares to which this form of proxy relates (note 1)	

I/We(note 2) ____

of ____ being the shareholder(s)

of Glorious Sun Enterprises Limited (the "Company"), hereby appoint(note 3) the Chairman of the Meeting or failing

him ______________________ of ______________________

____

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Beijing Suite I, 3/F., Prince Hotel, Harbour City, 23 Canton Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 22 June 2007 at 2:00 p.m. and at any adjournment thereof on the undermentioned resolutions as indicated (note 4):-

		FOR (note 4)	AGAINST (note 4)
	AS ORDINARY RESOLUTIONS		
1.	To receive and adopt the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006.		
2.	To declare the final dividend for the year ended 31 December 2006.		
3.	To declare the special dividend for the year ended 31 December 2006.		
4.	(a) (i) To elect Ms. Cheung Wai Yee as a Director.		
	(ii) To elect Mr. Lau Hon Chuen, Ambrose as a Director.		
	(iii) To elect Mr. Chung Shui Ming, Timpson as a Director.		
	(iv) To elect Mr. Lam Lee G. as a Director.		
	(b) To authorize the Board of Directors to fix the Directors' remuneration.		
5.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
6.	(a) To grant an unconditional mandate to the Directors to allot shares.		
	(b) To grant an unconditional mandate to the Directors to purchase the Company's own shares.		
	(c) To extend the share issue mandate granted to the Directors.		

Dated this ______________ day of ______________ 2007.

Signature(note 5) ______________________________

Notes :

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in BLOCK CAPITALS.
3. If any proxy other than the Chairman is preferred, delete the words "the Chairman of the Meeting" and insert the name and address of proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.
4. Please indicate with a "✓" in the appropriate space beside each resolution how you wish the proxy to vote on your behalf. If this form is returned duly signed, but without any indication, the proxy may vote for or against the resolution or may abstain at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Principal Place of Business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.
8. The proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.



GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）

（於百慕達註冊成立之有限公司）

（股份代號：393）

二零零七年六月二十二日（星期五）下午二時正舉行之股東週年大會之代表委任表格

與本代表委任表格有關之股份數目（註1）	

本人／吾等（註2）____________________地址為____________________

____________________為旭日企業有限公司

（「本公司」）之股東，茲委任（註3）大會主席，或如其未克出任則委任____________________

地址為____________________

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零七年六月二十二日（星期五）下午二時正假座香港九龍尖沙咀廣東道23號海港城太子酒店三樓北京廳I舉行之股東週年大會及其任何續會，依照以下所載指示投票表決下列決議案（註4）：—

	普通決議案	贊成（註4）	反對（註4）
1.	省覽及採納截至二零零六年十二月三十一日止年度之財務報表及董事局報告與核數師報告。		
2.	宣派截至二零零六年十二月三十一日止年度之末期股息。		
3.	宣派截至二零零六年十二月三十一日止年度之特別股息。		
4.	(a) (i) 選任張慧儀女士為董事。		
	(ii) 選任劉演銓先生為董事。		
	(iii) 選任鍾瑞明先生為董事。		
	(iv) 選任林家禮先生為董事。		
	(b) 授權董事局釐定董事酬金。		
5.	聘任核數師，並授權董事局釐定其酬金。		
6.	(a) 無附帶條件授予董事局配發股份之權力。		
	(b) 無附帶條件授予董事局購回本公司本身股份之權力。		
	(c) 擴大授予董事局發行股份之權力。		

日期：二零零七年__________月__________日

簽署（註5）____________________

附註：

1. 請填上登記於　閣下名下與本代表委任表格有關之股份數目。如未有填上股數，則本代表委任表格將被視為與所有登記於　閣下名下之本公司股份有關。
2. 請用正楷填上全名及地址。
3. 如不擬委任大會主席為代表，請將「大會主席」字樣刪去，並在空欄內填上　閣下所擬委任代表之姓名及地址。本代表委任表格之每項更改，均須由簽署人簡簽示可。
4. 請在每項決議案側之空欄內填上「✓」號，指示受委代表於表決時如何代表　閣下投票。倘若本表格經簽署後交回，但無任何指示，受委代表可自行酌情投票贊成或反對或棄權投票。
5. 本代表委任表格須由　閣下或　閣下正式書面授權之人士簽署，如股東為一公司，則本代表委任表格須加蓋公司印鑑，或由獲正式授權之公司負責人或代理人簽署。
6. 如屬聯名，在排名於首之聯名持有人親自或委任代表投票後，其他聯名持有人之投票將屬無效。就此而言，排名先後乃依照股東名冊內聯名持有人之排名次序而定。
7. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之主要營業地點（地址為香港九龍觀塘巧明街97號旭日集團大廈），方為有效。
8. 受委代表毋須為本公司股東，惟須親自出席大會以代表　閣下。

RECEIVED

2007 MAY 17 A 9:29

香港經濟日報 2007年2月13日 星期二



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(「本公司」)

(股份代號：393)

公佈

本公司接獲Advancextex Holdings (BVI) Limited(「**Advancetex**」，本公司之一位主要股東，於2007年2月11日，實質持有本公司全部已發行股本22.11%)之通知，其於2007年2月12日與UBS AG(作為配售代理人)簽署協議，配售合共100,000,000股股份，於本公佈日期，約佔本公司已發行股本9.47%(「**股份**」)。

本公佈乃根據香港聯合交易所有限公司證券上市規則第13.09條作出。

本公司接獲Advancetex(本公司之一位主要股東，於2007年2月11日，實質持有本公司全部已發行股本22.11%)之通知，其於2007年2月12日與UBS AG(作為配售代理人)簽署協議，配售股份，約佔本公司已發行股本9.47%。該配售期望將於2007年2月15日或左右完成。下列表格列示Advancetex於緊接配售完成前後的持股變動情形。

主要股東	**配售股份數量**	**緊接配售前之概約股權**	**緊隨配售後之概約股權**
Advancetex *(註)*	100,000,000	22.11%	12.64%

註：全部已發行股本由楊釗先生及楊勳先生分別持有51.934%及48.066%。根據香港法例第571章之證券及期貨條例，楊釗先生、楊勳先生及張慧儀女士(楊勳先生之配偶)被視為於Advancetex所持有之股份擁有權益。

承董事局命
許宗盛太平紳士
董事

香港，二零零七年二月十二日

於本公佈日期，本公司之董事為：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生，鮑仕基先生、許宗盛太平紳士、張慧儀女士，陳永根先生及張興甚先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Beijing Suite I, 3/F., Prince Hotel, Harbour City, 23 Canton Road, Tsimshatsui, Kowloon, Hong Kong on Friday, 22 June 2007 at 2.00 p.m. for the following purposes:

(1) To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 December 2006

(2) To declare the final dividend for the year ended 31 December 2006.

(3) To declare the special dividend for the year ended 31 December 2006.

(4) To elect directors and to authorise the board of directors to fix the remuneration of directors.

(5) To appoint auditors and to authorise the board of directors to fix their remuneration

(6) As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(A) "THAT:

(I) subject to sub-paragraph (III) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(II) the approval in sub-paragraph (I) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(III) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (I) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

(IV) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) "THAT:

(I) subject to sub-paragraph (II) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

(II) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (I) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(III) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "THAT the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (I) of the resolution set out as resolution (6)(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (III) of such resolution."

(7) To transact any other ordinary business of the Company.

By Order of the Board
Mui Sau Keung, Isaac
Company Secretary

Hong Kong, 30 April 2007

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company

2. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final and special dividends and the identity of members who are entitled to attend and vote at the meeting from Monday, 18 June 2007 to Friday, 22 June 2007, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final and special dividends, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4.00 p.m. on Friday, 15 June 2007.

4. In relation to agenda item No. (4) in the Notice regarding election of directors, Ms. Cheung Wai Yee, Mr. Lau Hon Chuen, Ambrose, GBS, JP, Mr. Chung Shui Ming, Timpson, GBS, JP and Dr. Lam Lee G. will retire by rotation at the forthcoming annual general meeting of the Company pursuant to bye-law 110(A) of the Company's Bye-laws and, being eligible, offer themselves for re-election.

5. The biographical details and length of service with the Company of all the directors who stand for re-election at the forthcoming annual general meeting are set out in the "Directors' and senior management's biographies" section of the Company's annual report 2006.

6. The amount of emoluments paid for the year ended 31 December 2006 to each of the directors who stand for re-election at the forthcoming annual general meeting is set out in note 8 to the financial statements in the Company's annual report 2006 and the basis of determining such emoluments is set out in the "Emolument Policy" section in the Company's annual report 2006.

7. Other biographical details of each of the directors who stand for re-election at the forthcoming annual general meeting are set out below to enable shareholders to make an informed decision on their re-elections. Save for the information set out in this paragraph 7 and in paragraphs 4 to 6 above, there is no information to be disclosed pursuant to any requirements of the provisions under paragraph 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there other matters that need to be brought to the attention of shareholders in respect of the directors who stand for re-election at the forthcoming annual general meeting.

7.1 Ms. Cheung Wai Yee, aged 55, is an executive director of the Company, the spouse of Mr. Yeung Chun Fan. As at 23 April 2007, being the latest practicable date prior to the printing of the Notice (the "latest practicable date"), Ms. Cheung Wai Yee holds 6,730,000 shares and is deemed to hold 534,268,000 shares of the Company (being 398,988,000 shares (of which interests in 6,600,000 shares are short position) are held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which is held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan, the spouse of Ms. Cheung Wai Yee), 133,540,000 shares are held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which is held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan, the spouse of Ms. Cheung Wai Yee) and 1,740,000 shares are held by G. S. Strategic Investment Limited (the entire issued voting share capital of which is held as to 50% by each of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan, the spouse of Ms. Cheung Wai Yee) within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO").

7.2 Mr. Lau Hon Chuen, GBS, JP, alias Ambrose Lau, aged 59, is an independent non-executive director of the Company. Mr. Lau is a director of Beijing Enterprises Holdings Limited, Guangzhou Investment Company Limited, GZI Transport Limited, Qin Jia Yuan Media Services Company Limited, The Hong Kong Parkview Group Limited and Wing Hang Bank, Limited. Mr. Lau's interest in the shares of the Company within the meaning of Part XV of the SFO is set out in the "Directors' interests and short positions in securities" section in the Company's annual report 2006 and remains unchanged as at the latest practicable date.

7.3 Mr. Chung Shui Ming, Timpson, GBS, JP, aged 55, is an independent non-executive director of the Company. Mr. Chung is a director of Hantec Investment Holdings Limited, Tai Shing International (Holdings) Limited, China Netcom Group Corporation (Hong Kong) Limited, Miramar Hotel and Investment Company, Limited and Nine Dragons Paper (Holdings) Limited. In the past three years, Mr. Chung was a director of Shimao International Holdings Limited (formerly Shimao China Holdings Limited) and International Financial Network Holdings Ltd. (formerly Stockmartnet Holdings Ltd.). He does not have any interest in the shares of the Company.

7.4 Dr. Lam Lee G., aged 47, is a non-executive director of the Company. He is also a director of True Corporation Public Company Limited, Rowsley Ltd., Hutchison Harbour Ring Limited, Capital Strategic Investment Limited, Mingyuan Medicare Development Company Limited, Vongroup Limited, Far East Holdings International Limited, Finet Group Limited, Pearl Oriental Innovation Limited, SW Kingsway Capital Holdings Limited, Mei Ah Entertainment Group Ltd., Telecard Limited, China.com Inc. and China Cyber Port (International) Company Limited. In the past three years, Dr. Lam was a director of Chia Tai Enterprises International Limited, Hutchison Global Communications Holdings Limited (delisted on 18 July 2005), Asia Telemedia Limited and GFT Holdings Limited (formerly Capital Prosper Limited).

Dr. Lam was a non-executive director of a Singapore incorporated private company with limited liability, Pandora Interactive Studio Pte. Ltd. ("Pandora") between 1 August 2001 and 21 December 2001, and a director of a Hong Kong incorporated private company with limited liability, i-STT Hong Kong Limited ("i-STT") between 15 December 1999 and 27 October 2004. Pandora was involved in digital animation support services and i-STT was involved in Internet related services. Pandora was voluntarily wound up by its shareholders on 14 June 2002 and is almost completed (the remaining step being finalizing the tax clearance, paying out the final dividends and closing the accounts for the company), the amount involved being about S$1.25 million. i-STT was in creditors' voluntary liquidation on 12 September 2001 and was subsequently completed, the amount involved being about HK$100 million.

Dr. Lam does not have any interest in shares of the Company.

8. Pursuant to the Company's Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferred a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter.

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP.

Non-Executive Director:
Dr. Lam Lee G.



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

股東週年大會通告

[illegible]

(1) 省覽及採納截至二零零六年十二月三十一日止年度之財務報表及董事局報告與核數師報告。

(2) 宣派截至二零零六年十二月三十一日止年度之末期股息。

(3) 宣派截至二零零六年十二月三十一日止年度之特別股息。

(4) 選舉董事並授權董事局釐定董事酬金。

(5) 聘任核數師，並授權董事局釐定其酬金。

(6) 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

普通決議案

(A) 「動議：

(i) 在本決議案(iii)分段之限制下，一般性及無附帶條件批准本公司董事局，在有關期間(如下文所定義)內，行使本公司所有權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等權力之售股建議、協議及認股權；

(ii) 本決議案(i)分段之批准，將授權本公司董事局可在有關期間內，作出或授予可能須於有關期間終止後行使此等權力之售股建議、協議及認股權；

(iii) 本公司董事局依據本決議案(i)分段之批准所發行或有條件或無條件同意配發(不論是否依據認股權而配發者)之股本面值總額，不得超過(aa)本公司於本決議案日期之已發行股本面值總額百分之二十，及(bb)(如本公司董事局已在本公司股東於另一普通決議案授權)本公司於本決議案通過後購回本公司股本面值(最高相等於本決議案日期之已發行股本面值總額百分之十)之總額，而該批准須受此數額限制；惟不包括(a)配售新股(如下文所定義)，或行使任何可轉換為本公司股份之證券之認購權或換股權而發行之本公司股份，或(b)依當時本公司獲得採納之購股權計劃或類似安排授予本公司或其附屬公司行政人員及／或僱員認購本公司股份之權利而發行之本公司股份，或(c)以替代全部或部份股息之任何以股代息或相類安排(根據本公司之公司細則)而發行之本公司股份；及

(iv) 就本決議案而言

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；及

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。

「配售新股」乃指本公司董事局，於指定期間內，向於指定記錄日期名列股東名冊之股份持有人，按其當時之持股比例發售新股(惟本公司董事局有權在必需或權宜之情況下，就零碎股權或香港以外任何地區之法律限制或責任或任何認可管制機構或證券交易所之規定，取消若干股東在此方面之權利或另作安排)。」

(B) 「動議

(i) 在本決議案(ii)分段之限制下，一般性及無附帶條件批准本公司董事局在有關期間(如下文所定義)內行使本公司所有權力，以回購本公司已發行股本中之股份；

(ii) 本公司依據本決議案(i)分段批准在有關期間內回購之本公司股本，面值總額不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而該批准亦須受此數額限制；及

(iii) 就本決議案而言

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；及

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。」

(C) 「動議擴大授予本公司董事局，行使根據此會議通告中(本決議案構成其中一部份)之決議案(6)(A)(i)分段，有關本公司之股本決議案(iii)(bb)分段所述之權力。」

(7) 處理本公司任何其他普通事項。

承董事局命
楊守強
公司秘書

香港，二零零七年四月三十日

附註

1. 凡有權出席上述通告召開之大會出席及投票之股東，均有權委任一位代表代其出席大會並投票。一位股東持有兩股或以上者，可委任多於一位代表代其投票。受委代表毋須為本公司股東。

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3. 本公司將由二零零七年六月十八日(星期一)起至二零零七年六月二十二日(星期五)止(首尾兩天包括在內)暫停辦理股份過戶登記手續，以便確定有權收取末期股息及特別股息之股東及有權出席大會及投票之股東之身份。為獲派建議之末期股息及特別股息，所有股份過戶表格連同有關股票必須於二零零七年六月十五日(星期五)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)。

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5. 於即將舉行之股東週年大會被膺選的董事的履歷及其出任本公司董事的年期均載列於本公司2006年年報的「董事及高級管理人員簡歷」一節內。

6. 截至二零零六年十二月三十一日止年度支付予各將於即將舉行之股東週年大會膺選的董事的酬金，載列於本公司2006年年報的財務報表附註8，而酬金計算方式，則載列於本公司2006年年報的「酬金政策」一節內。

7. 下文列出於即將舉行之股東週年大會被膺選的董事的其他個人資料，以協助股東就膺選董事作出知情的決定。就於即將舉行之股東週年大會膺選的董事而言，除了本第7段及上文第4至6段所載資料外，並沒有任何根據香港聯合交易所有限公司證券上市規則第13.51(2)條的任何規定而須予披露的資料，也沒有必須敦請股東注意的其他事宜。

7.1 張慧儀女士，現年55歲，為本公司之執行董事及楊勳先生之配偶。於二零零七年四月二十三日，即刊印本通告之最後實際可行日期(「最後實際可行日期」)，張慧儀女士根據證券及期貨條例(「證券及期貨條例」)第XV部之界定持有本公司6,730,000股股份及被視為持有534,268,000股股份(398,988,000股股份(其中6,600,000股股份為淡倉)是由Glorious Sun Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生(張慧儀女士之配偶)分別持有51.934%及48.066%)，133,540,000股股份由Advancetex Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生(張慧儀女士之配偶)分別持有51.934%及48.066%)及1,740,000股股份由旭日投資發展有限公司持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生(張慧儀女士之配偶)各自持有50%)。

[illegible]

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林博士並無持有本公司之任何股份權益。

8. 根據本公司之公司細則，任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求由下列人士提出(在宣佈舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時)：

(i) 由大會主席；或

(ii) 由至少三名親身或由受任代表(或，股東為公司時，由其正式委任之公司代表)出席並於當時有權表決之股東；或

(iii) 由佔全體有權在該大會上投票表決權不少於十分之一的投票權的一名或多於一名親身或由受任代表(或，股東為公司時，由其正式委任之公司代表)出席之股東；或

(iv) 由任何親身或由受任代表(或，股東為公司時，由其正式委任之公司代表)出席且持有授予在大會上投票權的本公司股份之一名或多於一名股東，而該等股份之已繳足總款額乃相等於不少於授予此投票權之全部股份已繳足總款額之十分之一。

於本公佈日期，本公司之董事為：

執行董事：
[illegible]

獨立非執行董事：
王敏剛 銀紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

截至二零零六年十二月三十一日止年度
業績公佈

業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零六年十二月三十一日止年度之綜合業績連同比較數字如下：

合併損益表
截至二零零六年十二月三十一日

	附註	二零零六年 港幣千元	二零零五年 港幣千元
收入	(4)	4,397,359	3,802,398
銷售成本		(2,573,042)	(2,176,579)
毛利		1,824,317	1,625,819
其他收入及收益		210,747	132,132
銷售及分銷成本		(1,039,980)	(880,153)
行政費用		(524,098)	(475,901)
其他費用		(90,855)	(66,544)
融資成本		(17,837)	(9,481)
應佔溢利及虧損：			
共同控制公司		288	431
聯營公司		28,662	44,628
除稅前溢利	(5)	391,244	370,931
稅項	(6)	(77,586)	(79,446)
本年溢利		313,658	291,485
屬於：			
本公司股權持有人		271,582	242,809
少數股東權益		42,076	48,676
		313,658	291,485
股息	(7)	269,420	250,017
轉撥往不可分派儲備		413	465
		港仙	港仙
本公司股權持有人應佔每股盈利			
基本－本年溢利	(8a)	25.79	23.80
攤薄後－本年溢利	(8b)	25.60	23.35

合併資產負債表
二零零六年十二月三十一日

	附註	二零零六年 港幣千元	二零零五年 港幣千元
非流動資產			
物業、廠房及設備		737,086	622,163
投資物業		21,433	2,500
土地租賃預付款		17,510	17,209
商譽	(9)	38,612	–
應佔共同控制公司權益		20,186	21,861
應佔聯營公司權益		207,023	213,813
遞延稅項資產		16,966	14,525
非流動資產總值		1,058,816	892,071
流動資產			
存貨		609,313	560,535
應收賬款及票據	(10)	548,870	431,650
預付款、按金及其他應收賬款		267,296	179,103
關連公司欠款		724	1,072
以公平價值計入損益的股本投資		180,266	59,525
已抵押存款		21,784	21,784
現金及現金等值		1,024,926	1,266,197
流動資產總值		2,653,179	2,519,866
流動負債			
應付賬款及票據	(11)	552,205	481,649
其他應付賬款及應付費用		666,160	623,655

(4) 分類資料

(a) 業務分類

截至二零零六年十二月三十一日止年度	零售業務 港幣千元	出口業務 港幣千元	其他業務 港幣千元	合併 港幣千元
分類收入：				
向外間顧客銷貨	2,918,766	1,254,136	224,457	4,397,359
其他收入及收益	27,828	26,351	20,093	74,272
總收入	2,946,594	1,280,487	244,550	4,471,631
分類業績 *(NB)*	207,557	67,844	12,777	288,178
利息收入及未分配收入				136,475
未分配費用				(44,522)
融資成本				(17,837)
應佔除稅後業績：				
共同控制公司	–	341	(53)	288
聯營公司	–	28,662	–	28,662
除稅前溢利				391,244
稅項				(77,586)
本年溢利				313,658

(NB) 零售業務的分類業績中包含本集團對聯營公司貸款的減值準備共47,045,000港元(2005：11,106,000港元)。

截至二零零五年十二月三十一日止年度	零售業務 港幣千元	出口業務 港幣千元	其他業務 港幣千元	合併 港幣千元
分類收入：				
向外間顧客銷貨	2,492,489	1,148,110	161,799	3,802,398
其他收入及收益	30,636	46,189	9,104	85,929
總收入	2,523,125	1,194,299	170,903	3,888,327
分類業績(NB)	221,730	86,264	6,657	314,651
利息收入及未分配收入				46,203
未分配費用				(25,501)
融資成本				(9,481)
應佔除稅後業績：				
共同控制公司	–	(338)	769	431
聯營公司	–	44,678	–	44,628
除稅前溢利				370,931
稅項				(79,446)
本年溢利				291,485

(b) 地區分類

截至二零零六年十二月三十一日止年度	中國內地 港幣千元	香港 港幣千元	美國 港幣千元	澳洲及紐西蘭 港幣千元	加拿大 港幣千元	其他 港幣千元	合併 港幣千元
分類收入：							
向外間顧客銷貨	2,087,199	130,940	1,039,058	875,731	155,142	109,289	4,397,359

截至二零零五年十二月三十一日止年度	中國內地 港幣千元	香港 港幣千元	美國 港幣千元	澳洲及紐西蘭 港幣千元	加拿大 港幣千元	其他 港幣千元	合併 港幣千元
分類收入：							
向外間顧客銷貨	1,781,836	118,004	934,090	785,207	80,793	102,468	3,802,398

(5) 除稅前溢利

除稅前溢利已扣除／(計入)下列各項：

	二零零六年 港幣千元	二零零五年 港幣千元
物業、廠房及設備折舊	116,122	123,865
攤銷土地租賃預付款	427	409
應佔共同控制公司之減值	1,692	–

集團業績

二零零六年世界經濟持續向好，集團主要經營之市場市道暢旺，期內零售業務取得雙位數的銷售增長，出口銷售總額亦錄得接近10%的升幅。集團之主要零售品牌「真維斯」的知名度及受歡迎度日益提高，期內有關機構據中國社會調查所在全國十幾個城市就287家中外企業服裝品牌進行調研的結果，評選出真維斯品牌休閒服裝為「2006年中國服裝行業領袖品牌」。中國政府有關單位亦正式確認「真維斯」為中國馳名品牌。澳、紐零售市道平穩，Jeanswest下半年的表現，較上半年佳，故銷售額同比去年能保持增長，經營溢利率亦有所改善。期內收購了紐西蘭的Jeanswest業務，其銷售表現符合管理層的預期。去年第四季Jeanswest以特許經營方式在中東開店，市場反應令人鼓舞。

旭日極速(Quiksilver Glorious Sun)業務增長理想，品牌知名度在國內亦不斷提高。旭日宜泰(GSIT)表現則有待改善，由於業務擴展進度較快，前期投資令經營虧損仍較去年為高。集團已促使其管理層作出調整，務求業務表現能有較平衡的發展。總體而言，集團零售業務發展勢頭良好，反映管理層以零售為核心業務的經營策略已進一步取得成效。

期內管理層將競爭力弱的菲律賓及印尼工廠關閉，但總體仍能保持以往產量，競爭力亦有所提高，故出口業務銷售總額有接近10%的增長。

在回顧年度內，集團財政狀況良好，存貨亦處於健康水平。於二零零六年十二月三十一日，集團淨現金有716,439,000港元(二零零五年：1,030,790,000港元)。截至二零零六年十二月三十一日止的財政年度內，集團綜合營業總額為4,397,359,000港元(二零零五年：3,802,398,000港元)，而股東應佔純利為271,582,000港元(二零零五年：242,809,000港元)，對比去年分別上升15.65%及11.85%。

業務回顧

零售業務

在回顧年度內，零售業務增長勢頭不變。雖然競爭激烈，租金上揚，但真維斯在中國內地的銷售，仍保持雙位數的升幅。存貨可供銷售日為51天(二零零五年：54天)。集團零售網絡在2006年底時有店舖1,804間(二零零五年：1,507間)，其中包括特許經營店777間(二零零五年：628間)。網絡內新增國家/地區，有杜拜、紐西蘭及澳門。截至二零零六年十二月三十一日止的財政年度，本集團在中國及澳、紐的零售營業額達2,918,766,000港元(二零零五年：2,492,489,000港元)，同比去年上升了17.10%。零售佔綜合銷售總額從去年65.55%進一步提升至今年66.38%。

1. 在中國

   i. 真維斯

   集團在中國的零售業務，仍以真維斯品牌為主。回顧期內，市道暢旺，但營商環境競爭日益激烈，幾乎每月均有新品牌進入市場。營運成本亦有上升壓力，尤以租金最為明顯；加上時令不正，冬季氣溫過暖，加強了營運的難度，但由於經營策略得宜，能因應市場變化作出適當的回應，使所佔市場份額繼續擴大。除每年舉行全國休閒服設計比賽－真維斯杯外，更與安徽衛視合作舉行「真維斯超級新秀」比賽，並在全國播放，使真維斯的品牌形象進一步提升。品牌投資與推廣力度亦較去年為大，回顧年度內銷售額增至2,050,979,000港元(二零零五年:1,716,268,000港元)，與去年同期相較有19.50%的升幅。

   在二零零六年十二月三十一日，真維斯在中國內地有店舖1,374間(二零零五年：1,162間)，其中包括特許經營店717間(二零零五年：567間)網絡覆蓋超過250個城市。

   ii. 旭日極速 (Quiksilver Glorious Sun)

   旭日極速業務發展良好，銷售額較去年同期增長超過50%，店舖數目由去年15間增至23間，其中加盟店佔2間。店舖分佈亦由香港及上海伸延至深圳、北京及澳門。經過一連串的推廣活動，Quiksilver及Roxy在國內的知名度已大大提高。

   iii. 旭日宜泰 (GSit)

   期內旭日宜泰自營店面積及銷售額同比去年有逾60%的增長。Kenzo品牌在中國內地的業務亦歸併至旭日宜泰。由於在過去一年之急速擴展，建導致投資加大及開支劇增，使全年虧損比去年為高。GSit在台灣的業務亦因市道欠佳，表現較預算為差。集團有鑑及此，除督促GSit管理層進行整頓外，亦為此作出了適當的財務撥備。

2. 在澳、紐

   在回顧年度內，澳洲經濟好壞參半，原料價格高企有利經濟，故失業率處於三十年來的低位，但澳元利息卻一再加升，影響消費意慾。幸JEANSWEST品牌認受性高，產品偏向趨時的設計又深受顧客歡迎，故在平淡的市道中全年銷售保持升勢，經營溢利率亦有所改善。期內收購了紐西蘭JEANSWEST業務，其表現符合管理層的預期。

   截至二零零六年十二月三十一日止的財政年度，澳、紐銷售總額達 867,787,000

流動負債總值		1,833,421	1,683,294
流動資產淨值		819,758	936,572
總資產減流動負債		1,878,574	1,828,643
非流動負債			
計息銀行及其他借款		671	6,004
少數股東長期貸款		9,400	9,400
遞延稅項負債		269	411
非流動負債總值		10,340	15,815
資產淨值		1,868,234	1,812,828
權益			
本公司股權持有人應佔之權益			
已發行股本		105,486	104,938
儲備		1,382,915	1,338,880
擬派股息	(7)	234,601	219,320
		1,723,002	1,663,138
少數股東權益		145,232	149,690
權益總值		1,868,234	1,812,828

附註

(1) 主要會計政策及編制基準
本財務報表乃按照香港會計師公會頒佈之香港財務報告準則(包括香港會計準則及詮釋)、香港公認之會計原則及香港公司條例之披露要求編制。本財務報表除投資物業、部份物業、衍生財務工具按公平價值評估外，其他按歷史成本法編制。

本財務報表已由本公司的審核委員會審閱。

除下文附註(2)披露最新採用之香港財務報告準則及香港會計準則外，編制本財務報表採用之會計政策及編制基準與編制截至二零零五年十二月三十一日止年度之已審核財務報表所採用之政策及方法一致。

(2) 新訂及經修訂之香港財務報告準則之影響
本集團採用了以下新訂及經修訂之香港財務報告準則，並首次應用在本年之財務報表。採納這些新增及修訂之會計準則及詮釋對本集團的財務報表並無重大影響，唯在個別事項會引致新訂和修改會計政策及附加披露資料。

香港會計準則21 — 修訂	境外業務的淨投資
香港會計準則27 — 修訂	合併及獨立財務報告：因應2005年公司(修訂)條例而作出修訂
香港會計準則39及香港財務報告4 — 修訂	財務擔保合約
香港會計準則39 — 修訂	預測集團內部交易的現金流量對沖會計方法
香港會計準則39 — 修訂	公平價值選擇
香港(國際財務報告詮釋委員會) 詮釋4	決定一項安排是否包含租賃

對本集團的會計政策之主要變動如下：

(a) 香港會計準則第21號－外幣匯率變動的影響
隨著採用第21號準則關於外地業務的淨投資，其中的貨幣性項目所產生的匯兌盈虧，不論任何貨幣面值，都會在合併財務報表以股東權益的一個單獨組合呈列。這一變動對截至2005年及2006年12月31日的財務報表均無重大影響。

(b) 香港會計準則第39號－財務工具：確認及計量

(i) 財務擔保合約的修訂
此項修訂使第39號準則的範圍包括非保險性質的財務擔保合約的開始初以公平價值確認其價值及其後重新計量，以按香港會計準則第37號－撥備、或有負債及或有資產所釐定金額，及按香港會計準則第18號－收入的始初金額減累計攤銷，兩者中最高計量。這一變動對財務報表無重大影響。

(ii) 公平價值選擇的修訂
此項修訂改變了以公平價值經損益表的財務工具之定義，及限制了選擇任何指定的財務資產或財務負債以公平價值經損益表計量。本集團以往並沒有採用選擇，因此，這項修訂對財務報表並沒有影響。

(iii) 預測集團內公司間交易的現金流量對沖會計方法的修訂
此項修訂已修訂香港會計準則第39號，為非常有可能發生的預測集團內公司間交易以該實體之功能貨幣以外之貨幣定值及外幣風險將影響綜合損益表，則允許該交易的外幣風險合資格作為現金流量對沖的對沖項目。由於本集團現時並沒有此類交易，此項修訂對財務報表並沒有影響。

(c) 香港(國際財務報告詮釋委員會) 詮釋4－決定一項安排是否包含租賃
本集團已於2006年1月1日採用此詮釋，提供了指引以確定包含租賃的協議需採用租賃會計。因此，本集團按其指引釐定含租賃的協議並按香港會計準則第17號－租賃來處理。此項詮釋對本財務報表沒有重大影響。

(3) 尚未生效的新訂及經修訂之香港財務報告準則之影響
本集團的財務報表並未採用下列尚未生效的新訂及經修訂之香港財務準則。

香港會計準則1(修訂)	股本披露
香港財務報告準則7	財務工具：披露
香港財務報告準則8	經營分部
香港(國際財務報告詮釋委員會)詮釋7	採用重列方法於香港會計準則第29號「在高通脹環境經濟中之財務報告」
香港(國際財務報告詮釋委員會)詮釋8	香港財務報告準則第2號的涉及範圍
香港(國際財務報告詮釋委員會)詮釋9	重新評估衍生工具
香港(國際財務報告詮釋委員會)詮釋10	中期財務報告及減值事項
香港(國際財務報告詮釋委員會)詮釋11	香港財務報告準則第2號－集團及庫務的股票交易
香港(國際財務報告詮釋委員會)詮釋12	特許服務的安排

本集團正在評估上述新訂及新修訂之財務報告準則在採用期初之影響。預計在採用香港會計準則第1號(修訂)及香港財務報告準則第7號時會有新的或修訂的披露。除此以外，相信對本集團的營運結果及財務情況的呈列沒有重要影響。

[illegible]	[illegible]	[illegible]
以公平價值計入損益的衍生財務工具收益	(11,936)	[illegible]
以公平價值計入損益的股本投資收益	(68,551)	(13,853)
出售股本投資之收益	(5,741)	—
銀行利息收入	(33,226)	(30,294)

(6) 稅項
香港利得稅乃根據年內源自香港之估計應課稅溢利按稅率17.5%(二零零五年：17.5%)作出撥備。其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	二零零六年 港幣千元	二零零五年 港幣千元
本年－香港		
年內支出	19,469	21,131
過往年度撥備不足／(超額撥備)	(2,961)	1,690
本年－其他地區	61,677	60,729
遞延	(599)	(4,104)
本年度稅項支出	77,586	79,446

(7) 股息

	二零零六年 港幣千元	二零零五年 港幣千元
中期－每股普通股3.20港仙(二零零五年：2.90港仙)	33,756	30,432
上年度末期股息計提不足	1,063	265
	34,819	30,697
擬派發末期－每股普通股12.24港仙(二零零五年：10.90港仙)	129,115	114,382
擬派發特別－每股普通股10.00港仙(二零零五年：10.00港仙)	105,486	104,938
	234,601	219,320
	269,420	250,017

(8) 每股盈利

(a) 每股基本盈利
每股基本盈利乃根據本公司股權持有人應佔本年溢利271,582,000港元(二零零五年：242,809,000港元)及於年內已發行普通股之加權平均數1,053,183,000股(二零零五年：1,020,029,000股)計算。

(b) 每股攤薄盈利
每股攤薄盈利乃根據本公司股權持有人應佔本年溢利271,582,000港元(二零零五年：242,809,000港元)計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之年內已發行普通股之加權平均數1,053,183,000股(二零零五年：1,020,029,000股)，與假設年內所有可轉換為普通股的股權被無償行使而發行及攤薄之普通股的加權平均數7,759,000股(二零零五年：19,660,000股)之總和。

(9) 商譽
本集團於二零零六年五月二十七日以總代價10,180,000美元收購了Goldpromise Ltd.的業務，而其中5,398,000美元，(約等同42,263,000港元)為購入其100%已發行股本之權益的代價；其所從事之業務為透過「JEANSWEST」零售店於紐西蘭以零售方式銷售牛仔褲及其他流行時尚貨品。該收購是以購併會計法入賬，由此所產生之收購商譽為38,612,000港元。

(10) 應收賬款及票據
應收賬款及票據包括已扣除減值準備後的應收貿易賬款共279,400,000港元(二零零五年：233,326,000港元)及應收票據269,470,000港元(二零零五年：198,324,000港元)。應收票據於同儕結算日的賬齡少於四個月。下列為應收貿易賬款之賬齡分析：

	本集團 二零零六年 港幣千元	本集團 二零零五年 港幣千元
少於四個月	264,957	219,060
四至六個月	6,988	13,496
超過六個月	7,455	770
	279,400	233,326

本集團給予貿易客戶之賒帳期平均為45天。

(11) 應付賬款及票據
應付賬款及票據包括應付貿易賬款共477,383,000港元(二零零五年：405,466,000港元)。下列為應付貿易賬款之賬齡分析：

	本集團 二零零六年 港幣千元	本集團 二零零五年 港幣千元
少於四個月	435,818	391,685
四至六個月	38,255	10,597
超過六個月	3,310	3,184
	477,383	405,466

應付賬款為免息及通常於90天內償還。

股息
董事局已議決向股東建議派發截至二零零六年十二月三十一日止年度末期股息每股12.24港仙(二零零五年：10.90港仙)及特別股息每股10.00港仙(二零零五年：10.00港仙)。末期股息連同特別股息總額為234,601,000港元；需經由股東在二零零七年六月二十二日(星期五)舉行之股東週年大會上批准。倘獲股東通過，末期股息及特別股息預期約於二零零七年六月二十九日(星期五)派發予二零零七年六月二十二日(星期五)登記於本公司股東名冊之股東。

中包括600間特許經營店(二零零五年：6間)。

出口業務
二零零六年美國零售市道向好，出口單價大體平穩。但生產方面有成本上升的壓力，集團管理層按既定策略將競爭力轉弱的菲律賓及印尼生產基地關閉。經過一番調整後，集團生產能力大體保持在以往的水平，但競爭力卻較以往為佳。

截至二零零六年十二月三十一日止的年度內，出口銷售額上升了9.23%至1,254,136,000(二零零五年：1,148,110,000港元)，佔集團綜合銷售總額約28.52%(二零零五年：30.19%)。

其他業務
其他業務主要是布匹買賣。在回顧期內，共錄得銷售額224,457,000港元(二零零五年：161,799,000港元)，與去年相比上升了38.73%。

財務狀況
本集團的財務狀況日益健康。正如前文所述，存貨水平於回顧期內繼續趨向更好方面發展。年內本集團亦有訂立外匯期貨合約，用以穩定澳元收入之匯兌風險。

人力資源
於二零零六年十二月三十一日，本集團之僱員總數約31,000人(二零零五年：31,000人)。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予花紅及認股權。

社會責任
我們堅信企業除要優化盈利表現外，亦應盡其社會責任。集團除生產時，嚴格遵守環保法規的要求，盡力減免廢水、廢氣的排放外，更積極參與社會公益事業，如為澳洲「The Children Medical Research Institute」籌務經費；資助香港茁圓與香港海防義工隊的活動等。管理層及員工更解囊捐助中國人口較少民族發展，捐款予香港理工大學、暨南大學及對錦州扶貧。期內大股東及管理層更私人捐款予香港愛滋病基金會以防治愛滋疾病。故管理層成員榮膺「粵、港、澳捐資公益事業先驅人物」，及「中國公益大使」的稱號。

展望
展望下年度，雖然美國經濟或許因次級按揭市場問題而導至經濟放緩，但中國經濟增長動力仍在，加上政府政策正鼓勵以內部消費帶動經濟增長；故預期中國內地零售市道在二零零七年仍會持續向上。澳洲經濟估計大體仍能保持平穩，故集團管理層仍將以進取態度，積極擴展零售業務，並以中國內地市場為重心。真維斯在國內之零售策略仍以大力提升品牌形象與產品設計及質量為主，務求為顧客帶來「真正價值」。並爭取在黃金地段多開設形象店及旗艦店以鞏固現有的領導地位。

澳、紐零售經營策略除聚焦在Jeanswest形象之提升外，更將深化及豐富Alba Fan Club及Jeanswest牛仔褲系列，務求以時尚設計及更優的品質，爭取顧客支持，從而加大所佔的市場份額。此外，集團的零售海外拓展計劃，除繼續在中東以特許經營方式開店外，亦爭取將真維斯Jeanswest零售網絡以特許經營方式伸展至東南亞。

旭日極速(Quiksilver Glorious Sun)在二零零七年將會加快發展步伐，並爭取增加產品在國內的生產量，從而提升其毛利率，為提早達到收支平衡創造有利條件。出口及生產業務仍將以提高競爭力及嚴控生產成本為重點，並將在越南增建一間工廠。

如無不可預料的重大事故，管理層有信心二零零七年集團業務會繼續為股東帶來合理的回報。

股東週年大會
本公司二零零七年股東週年大會訂於二零零七年六月二十二日(星期五)舉行，詳情請參閱預期於二零零七年四月三十日(星期一)或該日左右刊登之股東週年大會通告。

暫停辦理股份過戶登記手續
本公司將由二零零七年六月十八日(星期一)至二零零七年六月二十二日(星期五)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派擬派之末期股息及特別股息，所有股份過戶文件連同有關股票必須於二零零七年六月十五日(星期五)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

公司管治
本公司截至二零零六年十二月三十一日止年度內一直遵守香港聯合交易所有限公司證券上市規則附錄十四所載之企業管治常規守則(「守則」)，惟僅就守則條文A.4.2規定關於董事的重新選舉存有差異。

根據在守則條文A.4.2規定，每名董事(包括有指定任期的董事)應輪流退任，至少每三年一次。

惟根據本公司的公司細則第110(A)條，本公司之董事局主席楊釗先生將毋需輪值退任。董事局認為楊釗先生乃本集團之始創人，按此其乃具資格終身出任董事局主席一職並毋需輪值退任。

購買、出售或贖回本公司之上市證券
本年度內，本公司及其任何附屬公司概無購買、出售或贖回本公司之上市證券。

承董事局命
楊　釗太平紳士
董事長

香港，二零零七年四月十一日

於本公佈日期，本公司之董事為：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士、陳永根先生及張寶基先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

Announcement of Results
For the year ended 31 December 2006

FINAL RESULTS
The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2006 together with the comparative figures as follows.

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
REVENUE	(4)	4,397,359	3,802,398
Cost of sales		(2,573,042)	(2,176,579)
GROSS PROFIT		1,824,317	1,625,819
Other income and gains		210,747	132,132
Selling and distribution costs		(1,039,980)	(880,153)
Administrative expenses		(524,098)	(475,901)
Other expenses		(90,855)	(66,544)
Finance costs		(17,837)	(9,481)
Share of profits and losses of:			
Jointly-controlled entities		288	431
Associates		28,662	44,628
PROFIT BEFORE TAX	(5)	391,244	370,931
Tax	(6)	(77,586)	(79,446)
PROFIT FOR THE YEAR		313,658	291,485
Attributable to:			
Equity holders of the Company		271,582	242,809
Minority interests		42,076	48,676
		313,658	291,485
DIVIDENDS	(7)	269,420	250,017
TRANSFER TO NON-DISTRIBUTABLE RESERVES		413	465
		HK cents	HK cents
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY			
Basic – For profit for the year	(8a)	25.79	23.80
Diluted – For profit for the year	(8b)	25.60	23.35

CONSOLIDATED BALANCE SHEET
At 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment		737,086	622,163
Investment properties		21,433	2,500
Prepaid land lease payments		17,510	17,209
Goodwill	(9)	38,612	-
Interests in jointly-controlled entities		20,186	21,861
Interests in associates		207,023	213,813
Deferred tax assets		16,966	14,525
Total non-current assets		1,058,816	892,071
CURRENT ASSETS			
Inventories		609,313	560,535
Trade and bills receivables	(10)	548,870	431,650
Prepayments, deposits and other receivables		267,296	179,103
Due from related companies		724	1,072
Equity investments at fair value through profit or loss		180,266	59,525
Pledged deposits		21,784	21,784
Cash and cash equivalents		1,024,926	1,266,197
Total current assets		2,653,179	2,519,866
CURRENT LIABILITIES			
Trade and bills payables	(11)	552,205	481,649
Other payables and accruals		666,160	623,655
Interest-bearing bank and other borrowings		329,600	251,187
Tax payable		285,456	226,803
Total current liabilities		1,833,421	1,583,294
NET CURRENT ASSETS		819,758	936,572
TOTAL ASSETS LESS CURRENT LIABILITIES		1,878,574	1,828,643
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings		671	6,004
Long term loans from minority shareholders		9,400	9,400
Deferred tax liabilities		269	411
Total non-current liabilities		10,340	15,815
Net assets		1,868,234	1,812,828
EQUITY			
Equity attributable to ordinary equity holders of the Company			
Issued capital		105,486	104,938
Reserves		1,382,915	1,338,880
Proposed dividends	(7)	234,601	219,320
		1,723,002	1,663,138
Minority interests		145,232	149,690
Total equity		1,868,234	1,812,828

NOTES

(1) Principal accounting policies and basis of preparation
These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties, certain buildings, derivative financial instruments and equity investments, which have been measured at fair value.

These financial statements have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation used in the preparation of the financial statements are the same as those adopted in preparing the audited financial statements for the year ended 31 December 2005 except for the new adoption of HKFRSs and HKASs as disclosed in note 2 below.

(2) Impact of New and Revised Hong Kong Financial Reporting Standards
The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretation has had no material effect on these financial statements

HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 27 Amendment	Consolidated and Separate Financial Statements: Amendments as a consequence of the Companies (Amendment) Ordinance 2005
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

The principal changes in accounting policies are as follows:

(a) HKAS 21 The Effects of Changes in Foreign Exchange Rates
Upon the adoption of the HKAS 21 Amendment regarding a net investment in a foreign operation, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements irrespective of the currency in which the monetary item is denominated. This change has had no material impact on these financial statements as at 31 December 2006 or 31 December 2005.

(b) HKAS 39 Financial Instruments: Recognition and Measurement

(i) Amendment for financial guarantee contracts
This amendment has revised the scope of HKAS 39 to require financial guarantee contracts issued that are not considered insurance contracts, to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*. The adoption of this amendment has had no material impact on these financial statements.

(ii) Amendment for the fair value option
This amendment has changed the definition of a financial instrument classified as fair value through profit or loss and has restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement. The Group had not previously used this option, and hence the amendment has had no effect on the financial statements.

(iii) Amendment for cash flow hedge accounting of forecast intragroup transactions
This amendment has revised HKAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as a hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement. As the Group currently has no such transactions, the amendment has had no effect on these financial statements.

(c) HK(IFRIC)-Int 4 Determining whether an Arrangement contains a Lease
The Group has adopted this interpretation as of 1 January 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. The Group has determined based on this interpretation that certain arrangements of the Group contained leases and accordingly, the Group has treated them in accordance with HKAS 17 *Leases*. However, the adoption of this interpretation has had no material impact on these financial statements.

(3) Impact of issued but not yet effective Hong Kong Financial Reporting Standards
The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Service Concession Arrangements

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKAS 1 Amendment and HKFRS 7 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

(4) Segment information
(a) Business segments

Year ended 31 December 2006	Retail operation HK$'000	Export operation HK$'000	Other operation HK$'000	Consolidated HK$'000
Segment revenue:				
Sales to external customers	2,918,766	1,254,136	224,457	4,397,359
Other income and gains	27,828	26,351	20,093	74,272
Total revenue	2,946,594	1,280,487	244,550	4,471,631
Segment results *(NB)*	207,557	67,844	12,777	288,178
Interest income and unallocated revenue				136,475
Unallocated expenses				(44,522)
Finance costs				(17,837)
Share of after tax results of:				
Jointly-controlled entities	-	341	(53)	288
Associates	-	28,662	-	28,662
Profit before tax				391,244
Tax				(77,586)
Profit for the year				313,658

(NB) The segment result of retail operation contains the Group's provision for loans to associates amounting to HK$47,045,000 (2005: HK$11,106,000).

	Year ended 31 December 2005			
	Retail operation HK$'000	Export operation HK$'000	Other operation HK$'000	Consolidated HK$'000
Segment revenue:				
Sales to external customers	2,492,489	1,148,110	161,799	3,802,398
Other income and gains	30,636	46,189	9,104	85,929
Total revenue	2,523,125	1,194,299	170,903	3,888,327
Segment results (NB)	221,730	86,264	6,657	314,651
Interest income and unallocated revenue				46,203
Unallocated expenses				(25,501)
Finance costs				(9,481)
Share of after tax results of:				
Jointly-controlled entities	-	(338)	769	431
Associates	-	44,628	-	44,628
Profit before tax				370,931
Tax				(79,446)
Profit for the year				291,485

(b) Geographical segments

	Year ended 31 December 2006						
	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue							
Sales to external customers	2,087,399	130,940	1,038,858	875,731	155,142	109,289	4,397,359

	Year ended 31 December 2005						
	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Segment revenue							
Sales to external customers	1,711,136	118,004	934,090	785,207	30,793	182,468	3,802,398

(5) Profit before tax
Profit before tax is arrived at after charging / (crediting):

	2006 HK$'000	2005 HK$'000
Depreciation of property, plant and equipment	116,122	123,865
Recognition of prepaid land lease payments	427	409
Impairment of interests in jointly-controlled entities	1,692	-
Provision for loans to associates	47,845	11,106
Reversal of impairment of items of property, plant and equipment	(2,329)	(105)
Loss on disposal / write off of items of property, plant and equipment	14,247	25,204
Net fair value gains on derivative financial instruments not qualifying as hedges	(11,936)	(8,370)
Net fair value gains on equity investments at fair value through profit or loss	(68,551)	(13,853)
Gain on disposal of equity investments	(5,741)	-
Bank interest income	(33,226)	(30,294)

(6) Tax
Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2006 HK$'000	2005 HK$'000
Current - Hong Kong		
Charge for the year	19,469	21,131
Under/(Over) provision in prior years	(2,961)	1,690
Current - Elsewhere	61,677	60,729
Deferred	(599)	(4,104)
Total tax charge for the year	77,586	79,446

(7) Dividends

	2006 HK$'000	2005 HK$'000
Interim - HK3.20 cents (2005: HK2.90 cents) per ordinary share	33,756	30,432
Underaccrual of final dividends of previous year	1,063	265
	34,819	30,697
Proposed final - HK12.24 cents (2005: HK10.90 cents) per ordinary share	129,115	114,382
Proposed special - HK10.00 cents (2005: HK10.00 cents) per ordinary share	105,486	104,938
	234,601	219,320
	269,420	250,017

(8) Earnings per share

(a) Basic earnings per share
The calculation of basic earnings per share amount is based on the profit for the year attributable to ordinary equity holders of the Company of HK$271,582,000 (2005: HK$242,809,000) and the weighted average number of 1,053,183,000 (2005: 1,020,029,000) ordinary shares in issue during the year.

(b) Diluted earnings per share
The calculation of diluted earnings per share amount is based on the profit for the year attributable to ordinary equity holders of the Company of HK$271,582,000 (2005: HK$242,809,000). The weighted average number of ordinary shares used in the calculation is the 1,053,183,000 (2005: 1,020,029,000) ordinary shares in issue during the year, as used in the basic earnings per share calculation; and the weighted average of 7,759,000 (2005: 19,660,000) ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all dilutive potential ordinary shares into ordinary shares.

(9) Goodwill
On 27 May 2006, the Group acquired 100% equity interest in Goldpromise Limited, a company engaged in the business of selling by retail jeans and other fashion goods through "Jeanswest" retail outlets in New Zealand, for a total consideration of US$10,180,000, of which, US$5,398,000 (approximately HK$42,263,000) was applied for acquisition of the equity interest. The acquisition has been accounted for using the purchase method of accounting. The amount of goodwill arising as a result of this acquisition was HK$38,612,000.

(10) Trade and bills receivables
The trade and bills receivables include trade receivables, net of provision for impairment of HK$279,400,000 (2005: HK$233,326,000) and bills receivable of HK$269,470,000 (2005: HK$198,324,000). The bills receivable were aged less than four months at the balance sheet date for the year. An aged analysis of the trade receivables is as follows:

	Group	
	2006 HK$'000	2005 HK$'000
Less than 4 months	264,957	219,060
4 - 6 months	6,988	13,496
Over 6 months	7,455	770
	279,400	233,326

The Group allows an average credit period of 45 days to its trade customers.

(11) Trade and bills payables
The trade and bills payables include trade payables of HK$477,383,000 (2005: HK$405,466,000). An aged analysis of the trade payables is as follows:

	Group	
	2006 HK$'000	2005 HK$'000
Less than 4 months	435,818	391,685
4 - 6 months	38,255	10,597
Over 6 months	3,310	3,184
	477,383	405,466

The trade payables are non-interest-bearing and are normally settled on 90-day terms.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK12.24 cents (2005: HK10.90 cents) per share and a special dividend of HK10.00 cents (2005: HK10.00 cents) per share for the year ended 31 December 2006 at the forthcoming annual general meeting to be held on Friday, 22 June 2007. The final dividend together with the special dividend amounting to HK$234,601,000, if approved by the shareholders, are expected to be paid on or around Friday, 29 June 2007 to those shareholders whose names appear on the register of members of the Company on Friday, 22 June 2007.

GROUP RESULTS

In 2006, underpinned by the improving global economic settings, the markets in which the Group have been principally operating were buoyant. The Group had achieved double-digit sales growth with exports increased by nearly 10% year-on-year for the year ended 31 December 2006 (the "Period"). "Jeanswest", the Group's flagship brand name retail stores, enjoyed stronger brand name recognition and popularity. It was evidenced by the fact that "Jeanswest" was selected as the "Leading Brand Name in China's Garment Industry 2006" in the category of casual apparel by Social Survey Institute of China in an extensive survey conducted by a group of experts organized by various Chinese authorities, covering 287 domestic and overseas brand names. Meanwhile, "Jeanswest" was also recognized as a "Well-known Brand Name" by the relevant Chinese authorities. The retail markets in Australia and New Zealand have been stable and performance of Jeanswest Australia in the second half of the Period managed to outperform the first half of the same Period, resulting in consistent growth in sales when compared with that recorded in the corresponding period in the previous year with improvement in gross profit margin. In 2006, the Group had acquired the entire equity interests in Jeanswest New Zealand, of which performance after the acquisition has been in line with the Management's expectation. In the fourth quarter of 2006, the Group also commenced its retail operations in the Middle East through various franchised arrangements. Initial responses were encouraging.

Quiksilver Glorious Sun saw solid growth during the Period while brand name of Quiksilver in the Mainland has been growing popular continually. The Management believes that further efforts are required to raise the business performance of GSit. As a result of rapid expansion of the retail networks during the Period, GSit's suffered heavier operating losses when compared with the previous year. The Group had set targets aiming to boost both sales and profit for the GSit's Management to meet. Overall speaking, the performance of the Group's retail operation has been good, which is an indication of initial success for the Group's strategic decision in elevating retail activities as the Group's core business.

During the Period, the Management had closed down the manufacturing facilities in the Philippines and Indonesia, which saw less competitive in the market. Albeit such closing down, the Group managed to maintain the required production capacity, with improvement in the competitiveness as well. As a result, the Group's sales from its exports business recorded a growth of nearly 10%, compared with the previous year.

For the Period, the Group's overall financial position was solid with inventory staying at healthy levels. As at 31 December 2006, the Group had consolidated net cash of HK$716,439,000 (2005: HK$1,030,790,000). For the financial year ended 31 December 2006, the Group recorded sales of HK$4,397,359,000 (2005: HK$3,802,398,000) and the net profit attributable to the shareholders amounted to HK$271,582,000 (2005: HK$242,809,000), representing an increase of 15.65% and 11.85% respectively.

REVIEW OF BUSINESSES

Retailing

During the Period, the Group's retail operations continued to perform well. Despite stiff competition and rising rents, Jeanswest China managed to register double-digit sales growth in the Mainland. Inventory turnover days were 51 days (2005: 54 days). As at the end of 2006, the Group's retail network included 1,804 retail stores (2005: 1,507), of which 777 (2005: 628) stores were operated under franchised arrangements. New stores in Dubai, New Zealand and Macau were added to the Group's network of retail stores. For the financial year ended 31 December 2006, the Group recorded gross revenue of HK$2,918,766,000 (2005: HK$2,492,489,000) from the markets of China, Australia and New Zealand, up 17.10% year-on-year. Revenue from the Group's retail operations further increased from 65.55% of the Group's consolidated sales in 2005 to 66.38% in 2006.

1. The PRC

i. *Jeanswest*

The Group has been operating in the China's retail market principally under the brand name of Jeanswest. The Chinese retail market was robust during the Period. However, the market has been growing more competitive with new brand names added to the market every month. Upward pressure on operating costs, especially the rental expenses, during the Period also intensified. Meanwhile, the abnormal weather condition in the Mainland had brought in a warmer winter than expected and had caused some complications in our operation. Attributed to the prudent strategies adopted by the Management, Jeanswest managed to gain larger market shares in the Mainland. During the Period, the Group had teamed up with Anhui Cable TV Station to produce and host the TV show "Jeanswest Super New Talents Competition", which was broadcasted nationwide, in addition to hosting the annual Jeanswest Cup – a nationwide casual wear design competition. The events had further boosted the brand image of Jeanswest in the PRC. Additional efforts on marketing and promoting the Jeanswest brand name were also made, driving up the Group's sales from this operation to HK$2,050,979,000 (2005: HK$1,716,268,000), representing a year-on-year growth of 19.50%.

As at 31 December 2006; Jeanswest operated a total of 1,374 (2005: 1,162) retail stores in the Mainland, in which 717 (2005: 567) were operated under franchised arrangements, covering more than 250 cities and towns in China.

ii. *Quiksilver Glorious Sun*

Business development of Quiksilver Glorious Sun has been good. Sales grew by more than 50% when compared with the corresponding period in the previous year with number of its retail stores increased from 2005's 15 stores to 23 stores, of which 2 are operated under franchised arrangement. Market coverage has also expanded from Hong Kong and Shanghai to Shenzhen, Beijing and Macau. Through a series of promotion and marketing activities, brand name recognitions for Quiksilver and Roxy in the Mainland have been further boosted.

iii. *GSit*

During the Period, both the retail footage occupied by the GSit operations and sales recorded impressive growth of more than 60%. The business activities originally operated under the "Kenzo" brand name in the Mainland have been intergraded into GSit. Nevertheless, the rapid expansion programme engaged by this operation in 2006 had fuelled rapid increase in expenses, resulting in heavier operating losses. GSit's operations in Taiwan had also been negatively affected by the poor market condition there. In view of the disappointing performance, the Group has instructed the GSit Management to take remedial actions to improve the performance. The Group had also made appropriate financial provisions against the losses.

2. Australia and New Zealand

During the Period, economic conditions in Australia were mixed. Hike in commodity prices had benefited the overall economy while unemployment rate dropped to the lowest level in 30 years. On the contrary, interest rate on Australian dollar continued to appreciate, undermining retail sentiment. Fortunately, brand name recognition for Jeanswest was good and the trendy designs managed to draw favourable market responses. As a result, this operation managed to maintain growth in sales with improvement in profit margin throughout the year in a sluggish market. During the Period, the Group had acquired the entire Jeanswest operation in New Zealand, of which business operation was generally in line with the Management's expectation.

The total retail sales in Australia and New Zealand for the year ended 31 December 2006 was HK$867,787,000 (2005: HK$776,221,000) representing an increase of 11.80% when compared with last year. As at 31 December 2006, the retail networks in Australia and New Zealand comprised 220 shops (2005: 190 shops) including 6 franchised ones (2005: 6 shops).

Export
The US retail market in 2006 was good, helping the Group sustain stable average unit price for its exports. Nevertheless, the Group saw the production cost rise. As planned, the Management had closed down the Group's production facilities in the Philippines and Indonesia, which commanded lesser competitive advantages. Through a series of consolidations and restructures, the Group's production capacity remains adequate with improvement in competitiveness.

For the financial year ended 31 December 2006, the Group witnessed a 9.23% year-on-year increase in exports to HK$1,254,136,000 (2005: HK$1,148,110,000), equivalent to 28.52% of the Group's consolidated sales (2005: 30.19%).

Other Businesses
Trading of fabric remained as the principal activities of the Group's other businesses. For the Period, the activities in this category generated gross revenue of HK$224,457,000 (2005: HK$161,799,000), increased by 38.73% on yearly basis.

FINANCIAL POSITION
The Group's financial position has grown healthier. As mentioned earlier, the Group's inventory level had improved. In 2006, the Group had entered into foreign currency forward contracts to hedge its exposure to exchange risks in respect of the Australian dollars.

HUMAN RESOURCES
As at 31 December 2006, the Group employed about 31,000 employees (2005: 31,000). The Group offers competitive remuneration packages to them. In addition, from time to time bonus and share options may be granted based on the Group's results and individual performance.

SOCIAL RESPONSIBILITY
The Group is a firm believer that a business organization should take up social responsibility while pursuing profit enhancement. Hence, when manufacturing, the Group has been adhering to the regulations on environmental protection, and making the best efforts to reduce the production of wastage water and to minimize the exhaustion of polluted air. The Group also actively participated in social welfare services. Amongst the examples are the fund-raising exercise for The Children Medical Research Institute in Australia, sponsoring the activities of the Sowers Action Hong Kong and that of the Fire Services Department Volunteer Team in Hong Kong. The Management together with its staff members also made donations to support the development of the minority peoples in the less populated areas in China, to the Hong Kong Polytechnic University, to the Jinan University in China and participated in the "against poverty" project in Jiazhou in China. During the year, the Group's major shareholders as well as the Management made personal donations to the Hong Kong AIDS Foundation to help prevent the spreading of AIDS. Against this backdrop, a member of the Management was proudly honoured as a "pioneer in making donations to the charitable businesses in the areas of Guangdong, Hong Kong and Macau" and an "ambassador of China's public welfare".

PROSPECTS
Looking forward, in spite of the possibility that growth of the US economy may decelerate in view of the problems associated with the subprime mortgage loans, the Group anticipates that the Mainland retail market will continue to improve in 2007 on persistent economic growth in China and the government's policies to pursue a consumption-driven economic growth. The general Australian economy is also expected to remain stable. Hereupon, the Management will continue to take an aggressive stance when expanding its retail network with emphasis on the Mainland market. Jeanswest's principal activities in China in the coming year will be on the upgrade of brand image, product design and quality, in order to bring "real value" to consumers. To consolidate the leading status currently enjoyed by Jeanswest in China, the Group will set up more image stores and flagship stores in the prime shopping areas.

As for the markets in Australia and New Zealand, to capture larger market share through the introduction of more trendy designs and provision of better quality products, the Group will focus on the product development of the jeans wear series under the brand name of Alba Fan Club and the denim jeans series under the brand name of Jeanswest in addition to the emphasis on the promotion of the Jeanswest image. Furthermore, the Group has also planned to expand its Jeanswest network of retail stores to the South East Asian markets under separate franchising arrangements to complement its strategy of operating more franchised stores in the Middle East.

In 2007, Quiksilver Glorious Sun will accelerate its development pace. Other than increasing the investment in the promotion of brand name, the Group will negotiate to produce more Quiksilver products in China with the expectation to improve its gross profit margins and to achieve breakeven. The Group will continue to focus on the upgrade of competitiveness and on cost control in the businesses of exports and manufacturing while a new factory is scheduled to be built in Vietnam.

Barring unforeseen circumstances, the Management has confidence that the Group will continue to bring reasonable returns to its shareholders in 2007.

ANNUAL GENERAL MEETING
The annual general meeting of the Company for the year 2007 will be held on Friday, 22 June 2007. For details of the annual general meeting, please refer to the notice of annual general meeting of the Company which is expected to be published on or around Monday, 30 April 2007.

CLOSURE OF REGISTER OF MEMBERS
The register of members of the Company will be closed from Monday, 18 June 2007 to Friday, 22 June 2007, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend and special dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Friday, 15 June 2007.

CORPORATE GOVERNANCE
The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31 December 2006, with deviation from code provision A.4.2 of the Code in respect of rotation of directors.

Under the code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

However, in accordance with bye-law 110(A) of the Bye-laws of the Company, Mr. Charles Yeung, the Chairman of the Board of Directors of the Company (the "Board"), shall not be subject to retirement by rotation. The Board considered that due to the fact that Mr. Charles Yeung is the founder of the Group, he is eligible for being the Chairman of the Board during his lifetime and need not be subject to retirement by rotation.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES
Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

By Order of the Board
Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 11 April 2007

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee, Mr. Chan Wing Kan, Archie and Mr. Teo Heng Kee, Peter.

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP.

Non-Executive Director:
Dr. Lam Lee G.

END